

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


20170284

DIVISION OF
CORPORATION FINANCE

July 21, 2017

John A. Granda
Stinson Leonard Street LLP
john.granda@stinson.com

Re: H&R Block, Inc.
Incoming letter dated April 13, 2017

Dear Mr. Granda:

This is in response to your letters dated April 13, 2017, May 1, 2017, July 5, 2017, July 7, 2017 and July 11, 2017 concerning the shareholder proposal submitted to H&R Block by Kenneth Steiner. We also have received letters on the proponent's behalf dated April 17, 2017, April 26, 2017, May 2, 2017, May 3, 2017, May 7, 2017, May 9, 2017, May 15, 2017, May 16, 2017, May 17, 2017, May 18, 2017, May 24, 2017, June 27, 2017, June 29, 2017, July 5, 2017, July 6, 2017, July 9, 2017, July 10, 2017, July 12, 2017, July 13, 2017, July 14, 2017 and July 15, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***.

July 21, 2017

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: H&R Block, Inc.
Incoming letter dated April 13, 2017

The proposal asks the board to amend the company's bylaws to provide that no limitation shall be placed on the number of shareholders that can aggregate their shareholdings for purposes of satisfying the ownership requirement necessary to make a proxy access nomination.

We are unable to concur in your view that H&R Block may exclude the proposal under rule 14a-8(i)(10). Based on the information presented, we are unable to conclude that H&R Block's proxy access bylaw compares favorably with the guidelines of the proposal. Accordingly, we do not believe that H&R Block may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Evan S. Jacobson
Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

July 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 21 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

It is important to highlight this text in the company management opposition statement:
"Any one of them [of the 20 largest public pension funds], much less all 20, have the resources to take a 3% stake in the Company's common stock."

Thus the company suggests that under its current limited proxy access that likely sponsors of proxy access might need to increase their holdings to make use of proxy access.

The current proxy access could be then called proxy access for likely sponsors of proxy access who are bold enough or foolish enough to increase their holdings in the company during a period of company mismanagement. (It is unlikely that proxy access would be triggered during a period of good management.)

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although our Board adopted a proxy access bylaw, it contains a troublesome provision – participants limited to 20 shareholders – that significantly impairs the ability of shareholders to join as Eligible Shareholders because of the large average amount of common shares each is required to hold for 3-years given the current aggregation limit of 20. Adoption of the requested amendment would lower the average required common shares allowed to be aggregated, thus allowing more shareholders to form an "Eligible Shareholder."

Please vote to enhance shareholder value:

Shareholder Proxy Access Amendment - Proposal [6]

Our Response to the Shareholder Proposal

Our Board of Directors has carefully considered the shareholder proposal and recommends a vote against it. Last year, a proponent submitted a proxy access proposal which included the same change being proposed again here. Approximately 70% of the votes cast on the proposal at the 2016 annual meeting voted against the proposal. As discussed below, we have already implemented a proxy access bylaw provision for our shareholders that we believe is aligned with best practices followed by most other public companies. Our existing proxy access bylaw provision provides shareholders with meaningful and appropriate proxy access rights while properly balancing the need to protect all shareholders' interests. Our Board of Directors believes that the change to the Company's existing proxy access bylaw provision that is sought by the proponent is not in the best interests of the Company or our shareholders due to the excessive expense and administrative burden it would create. Our Board of Directors therefore recommends that shareholders vote "AGAINST" the proposal for the following reasons:

- ***Our shareholders just last year considered whether to implement the change the proponent seeks in the shareholder proposal and voted against it by a substantial margin, with approximately 70% of the votes cast against the proposal.*** In submitting its proposal proponent ignores the actions taken by the Board and the shareholders of the Company last year in resoundingly rejecting a proposal that included the same change.

- ***The shareholder proposal is unnecessary because we have already adopted a bylaw providing meaningful and appropriate proxy access rights that we believe is aligned with current best practices and properly balances the need to protect all shareholders' interests.*** As described in our Current Report on Form 8-K filed with the SEC on June 18, 2015, the Board amended the Company's Bylaws to provide proxy access by allowing any shareholder (or group of no more than 20 shareholders) owning 3% or more of the Company's common stock continuously for at least three years to nominate candidates for election to the Board that would comprise up to 20% of the number of directors then serving (rounding down to the nearest whole number of directors) and to require the Company to include those nominees in our proxy statement and on our proxy card. In its evaluation of alternative proxy access formulations, the Board sought to appropriately balance differing views regarding proxy access among our shareholders. The Board continues to believe that the proxy access framework it adopted as set forth in our Bylaws is the most appropriate framework for the Company and our shareholders.

  In support of his position, the proponent suggests that the 20-shareholder limitation could preclude proxy access by even the largest institutional investors, citing an analysis by the Council of Institutional Investors ("CII"), claiming that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by [CII]." Proponent's suggestion and the CII statement are irrelevant and misleading when applied to the Company's shareholders. The aggregate ~~holdings of the 20 largest public pension funds in the world reach into the trillions of dollars.~~ Any one of them, much less all 20, have the resources to take a 3% stake in the Company's common stock. ~~In addition, proponent's assertions are clearly inapplicable to the Company since the largest 20 institutional~~

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

July 14, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 20 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

The attached company management position statement presents the contradictory claim that the company easily provides for proxy access but when the rubber meets the road it is a big burden to establish whether a group of shareholders qualify to nominate proxy access candidates.

The company claims that 20 institutional shareholders can aggregate 63% of shares to nominate proxy access candidates – yet it would be a big burden for the company to determine whether only 5% of the above 63% of shares are actually qualified for the purpose of triggering proxy access.

These is no provision in the current company bylaws that requires the company to determine whether each and every share presented in support of proxy access is actually a qualified share – after the 3% threshold is met.

If 100 shareholders submit paperwork for proxy access participation it is possible that the company could determine that 21 or less of the 100 shareholders meet the 3% threshold. Hence no further administrative work is needed.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

PROPOSAL [6] – SHAREHOLDER PROPOSAL REGARDING REVISIONS TO THE COMPANY'S PROXY ACCESS BYLAW



The Board unanimously recommends a vote **AGAINST** Proposal 6

In accordance with SEC rules, we have set forth below a shareholder proposal, along with the supporting statement of the shareholder proponent. The shareholder proposal and the supporting statement are included exactly as submitted to us by the shareholder proponent. The Company is not responsible for any inaccuracies they may contain. The shareholder proposal is required to be voted on at our annual meeting only if properly presented. We will promptly provide you with the name, address, and, to our knowledge, the number of voting securities held by the shareholder proponent, upon receiving a written or oral request. **As explained below, the Board of Directors unanimously recommends a vote "AGAINST" the shareholder proposal.**

Shareholder Proposal and Shareholder's Supporting Statement

Mr. John Chevedden, on behalf of Mr. Kenneth Steiner, *** FISMA & OMB Memorandum M-07-16 ***. has informed H&R Block, Inc. of his intention to offer the following shareholder proposal for consideration at the 2017 annual meeting of shareholders.

The proposal and supporting statement, as submitted, read as follows:

Proposal [6] - Shareholder Proxy Access Amendment

RESOLVED: Shareholders ask our board of directors to amend its proxy access bylaws (primarily found in section 21: "Shareholder Nominations Included in the Corporation's Proxy Materials") and any other associated bylaw sections and other documents, to include the following change for the purpose of decreasing the average amount of Company common stock each member of a nominating group would have to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group:

No limitation shall be placed on the number of shareholders that can aggregate their common shares to achieve the 3% "Required Shares" for an "Eligible Shareholder."

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing a greater number of shareholders to aggregate their shares would facilitate greater participation by individuals and institutional investors in meeting the "Required Shares," which are 3% of the outstanding common shares entitled to vote.

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) set no aggregation limit on shareholders forming nominating groups. However, the SEC vacated the rule after a court decision. Therefore, proxy access rights must be established and amended on a company-by-company basis.

Subsequently, Proxy Access in the United States: Revisiting the Proposed SEC Rule <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts> (http://www.cfapubs.org/doi/abs/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Governance Changes through Shareholder Initiatives: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices
(http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although our Board adopted a proxy access bylaw, it contains a troublesome provision – participants limited to 20 shareholders – that significantly impairs the ability of shareholders to join as Eligible Shareholders because of the large average amount of common shares each is required to hold for 3-years given the current aggregation limit of 20. Adoption of the requested amendment would lower the average required common shares allowed to be aggregated, thus allowing more shareholders to form an "Eligible Shareholder."

Please vote to enhance shareholder value:

Shareholder Proxy Access Amendment - Proposal [6]

Our Response to the Shareholder Proposal

Our Board of Directors has carefully considered the shareholder proposal and recommends a vote against it. Last year, a proponent submitted a proxy access proposal which included the same change being proposed again here. Approximately 70% of the votes cast on the proposal at the 2016 annual meeting voted against the proposal. As discussed below, we have already implemented a proxy access bylaw provision for our shareholders that we believe is aligned with best practices followed by most other public companies. Our existing proxy access bylaw provision provides shareholders with meaningful and appropriate proxy access rights while properly balancing the need to protect all shareholders' interests. Our Board of Directors believes that the change to the Company's existing proxy access bylaw provision that is sought by the proponent is not in the best interests of the Company or our shareholders due to the excessive expense and administrative burden it would create. Our Board of Directors therefore recommends that shareholders vote "AGAINST" the proposal for the following reasons:

- ***Our shareholders just last year considered whether to implement the change the proponent seeks in the shareholder proposal and voted against it by a substantial margin, with approximately 70% of the votes cast against the proposal.*** In submitting its proposal proponent ignores the actions taken by the Board and the shareholders of the Company last year in resoundingly rejecting a proposal that included the same change.

- ***The shareholder proposal is unnecessary because we have already adopted a bylaw providing meaningful and appropriate proxy access rights that we believe is aligned with current best practices and properly balances the need to protect all shareholders' interests.*** As described in our Current Report on Form 8-K filed with the SEC on June 18, 2015, the Board amended the Company's Bylaws to provide proxy access by allowing any shareholder (or group of no more than 20 shareholders) owning 3% or more of the Company's common stock continuously for at least three years to nominate candidates for election to the Board that would comprise up to 20% of the number of directors then serving (rounding down to the nearest whole number of directors) and to require the Company to include those nominees in our proxy statement and on our proxy card. In its evaluation of alternative proxy access formulations, the Board sought to appropriately balance differing views regarding proxy access among our shareholders. The Board continues to believe that the proxy access framework it adopted as set forth in our Bylaws is the most appropriate framework for the Company and our shareholders.

  In support of his position, the proponent suggests that the 20-shareholder limitation could preclude proxy access by even the largest institutional investors, citing an analysis by the Council of Institutional Investors ("CII"), claiming that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by [CII]." Proponent's suggestion and the CII statement are irrelevant and misleading when applied to the Company's shareholders. The aggregate holdings of the 20 largest public pension funds in the world reach into the trillions of dollars. Any one of them, much less all 20, have the resources to take a 3% stake in the Company's common stock. In addition, proponent's assertions are clearly inapplicable to the Company since the largest 20 institutional shareholders of the Company held approximately 63.6% of the outstanding shares of the Company according to regulatory filings as of December 31, 2016.

- ***The shareholder proposal to eliminate the limit on the number of shareholders who can assemble as a group to establish the ownership threshold required to make a proxy access nomination may result in excessive administrative burden and expense for the Company and provides the potential for misuse of the bylaw by shareholders with a special interest.*** We believe that a reasonable limitation should be established to control the administrative burden and costs for the Company. A 20-shareholder aggregation limit has been widely adopted by companies that have adopted proxy access and is widely endorsed among institutional shareholders. According to survey data provided on CII's website, 425 companies had adopted proxy access bylaws as of April 30, 2017, of which approximately 89% had adopted a 20-shareholder aggregation limit. In addition, BlackRock, T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access bylaws that contain a 20-shareholder aggregation limit.

  In the absence of a reasonable limitation on the number of shareholders in a group participating in a proxy access nomination, the Company could be required to make burdensome and time-consuming inquiries into the nature and duration of the share ownership of a large number of individuals in order to verify their share ownership and confirm eligibility for the proxy access rights. This unwieldy administrative burden could distract our employees, create excessive expense, and impede the exercise of proxy access rights by other shareholders. Allowing a reasonable limited number of holders to act as a group, as our proxy access rights currently do, strengthens the principle that we believe is shared by most of our shareholders – the right to nominate a director using the Company's proxy statement and proxy card should be available only for those who have a sufficient financial stake in the Company to cause their interests to be properly aligned with the interests of our shareholders as a whole.

- ***We have strong corporate governance practices and a record of accountability.*** Our current corporate governance practices reflect our Board's dedication to being responsive and accountable to shareholders. Together, management and the Board regularly assess and refine our corporate governance policies and procedures to take into account evolving best practices and to address feedback provided by our shareholders and other stakeholders. In addition to the proxy access bylaw provision already adopted by the Board, we have implemented numerous other corporate governance measures to ensure the Board remains responsive and accountable to shareholders and to provide our shareholders with greater influence on the nomination and election of directors and the ability to directly communicate their views to our directors. See "Corporate Governance" beginning on page XX, "Board Leadership Structure and Accountability" beginning on page XX, and "Communications with the Board" beginning on page XX for a discussion of our governance practices.

In summary, our Board's actions confirm our commitment to strong governance practices and responsiveness to our shareholders. Moreover, we have adopted a progressive proxy access bylaw provision that our Board of Directors believes serves the best interests of the Company and our shareholders. Having rejected the change sought by the shareholder proponent in this shareholder proposal at last year's annual meeting of shareholders, our shareholders have already voiced their strong support of our existing proxy access bylaw provision. Accordingly, the Board believes that adoption of the shareholder proposal is not appropriate and is not in the best interest of our shareholders.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE "AGAINST" PROPOSAL [6].

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***. *** FISMA & OMB Memorandum M-07-16 ***.

July 13, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 19 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

The attached recent 8-K shows that one company has apparently not considered raising the number of aggregators to 50 as burdensome.

The burden argument is about the only practical-type reason companies give to freeze the maximum number of aggregators at 20.

As the years pile up with not one successfully proxy access campaign at 425 companies – there would seem to be more shareholder pressure for a more meaningful form of proxy access with the number of aggregators increased significantly beyond 20. And hence the need for a continued shareholder voice on this important issue.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): July 6, 2017

BROADRIDGE FINANCIAL SOLUTIONS, INC.
(Exact name of registrant as specified in its charter)

DELAWARE
(State or other jurisdiction of incorporation)

001-33220	**33-1151291**
(Commission file number)	(I.R.S. Employer Identification No.)

5 Dakota Drive
Lake Success, New York 11042
(Address of principal executive offices)

Registrant's telephone number, including area code: **(516) 472-5400**

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

¨ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
¨ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
¨ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
¨ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ¨

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ¨

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

(a) Effective July 6, 2017, the Board of Directors of Broadridge Financial Solutions, Inc. (the "Company") amended the Company's amended and restated by-laws (the "Amended By-laws") to revise the proxy access by-law provision adopted in 2015. The Company's proxy access by-law originally allowed a stockholder or a group of up to 20 stockholders that beneficially owned 3% or more of the Company's outstanding common stock continuously for at least three years, to nominate and include in the Company's proxy materials board nominees representing up to 25% of the board.

The amendments approved on July 6, 2017: (i) increased the number of stockholders that can aggregate their shares to make a proxy access Board nomination from 20 to 50 stockholders, (ii) eliminated a requirement to count individual funds within a mutual fund family as separate shareholders for purposes of satisfying the minimum ownership requirements to make a proxy access nomination, and (iii) eliminated a requirement that a previously nominated proxy access nominee achieve a specified level of shareholder approval in order to be eligible for re-nomination.

This description of the Amended By-laws is qualified in its entirety by reference to the text of the Amended By-laws, which are attached hereto as Exhibit 3.2 and incorporated by reference herein.

Item 9.01. Financial Statements and Exhibits.

Exhibits. The following exhibit is filed herewith:

Exhibit No.	Description
3.2	The Amended and Restated By-laws of Broadridge Financial Solutions, Inc., as amended on July 6, 2017.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***. *** FISMA & OMB Memorandum M-07-16 ***.

July 12, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 18 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

Attached is *General Dynamics Corp.* (January 24, 2011) which does not seem to support the company position with the wording "unable to concur."

In bringing up a new issue the company failed to compare the total number of pages in its original no action request to the total number of pages submitted in response to its no action request.

In regard to the below 2 paragraphs from the July 10, 2017 responding letter:

According to Davis Polk on the 2017 proxy season:
"Fewer than ten proposals asked companies to amend an existing proxy access bylaw so that an unlimited number of shareholders can form a group, which averaged 28% support. Three proposals with proxy access amendments that sought to change the group aggregation limit to 40 or 50 shareholders fared slightly better, with 31% in favor. ISS recommended that investors vote for all of these proposals."

Thus at least approximately 30% of shareholders at these companies do not believe that proxy access limited to 20 participants substantially implements a proposal calling for a greater number of participants.

It is notable that the above 30% of shareholders have probably had the opportunity to study multiple company claims of substantial implementation of proxy access and have rejected such company arguments. It is likely that this 30% represents shareholders with above average knowledge of corporate governance compared to all shareholders at the respective companies. And above average ready access to published material on proxy access.

The company does not claim that if its shareholders were allowed to vote on this proposal – that it would soon fail to meet the minimum votes for resubmital.

It is interesting that the company seems to claim that 70% of shareholders are in favor of proxy access as is and that 30% are in favor of a more meaningful version of proxy access. Why should 30% of shareholders be muzzled?

An additional letter is under preparation now in regard to the company June 30, 2017 management opposition statement to this proposal which seems to undercut the company no action request arguments.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

January 24, 2011

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Dynamics Corporation
Incoming letter dated December 22, 2010

The proposal asks the board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend the bylaws and each appropriate governing document to give holders of 10% of General Dynamics' outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting. The proposal specifically seeks to allow a number of shareholders to be part of the 10% to call a special meeting.

We are unable to concur in your view that General Dynamics may exclude the proposal under rule 14a-8(i)(10). We note that the proposal specifically seeks to allow shareholders to call a special meeting if they own, in the aggregate, 10% of the company's outstanding common stock, whereas General Dynamics' bylaw requires a special meeting to be called at the request of a group of shareholders only if the group owns, in the aggregate, at least 25% of General Dynamics' outstanding voting stock. We are therefore unable to conclude that the bylaw adopted by General Dynamics substantially implements the proposal. Accordingly, we do not believe that General Dynamics may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

Matt S. McNair
Attorney-Adviser


STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

July 11, 2017

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On April 13, 2017, we submitted a letter (the "Initial No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons set forth in that letter, it may exclude the shareholder proposal and supporting statement (the "Proposal") initially submitted on March 18, 2017 and subsequently submitted in revised form on March 28, 2017, in each case, prepared and submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") as the Proponent's designated proxy, for inclusion in the proxy materials ("2017 Proxy Materials") that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders.

On April 19, 2017, the Company received a copy of a letter submitted by James McRitchie "on behalf of Kenneth Steiner (the "McRitchie April 19 Letter"). On April 26, 2017, the Company received a subsequent letter from Mr. Chevedden (the "Chevedden April 26 Letter"). We responded to those letters in a letter to the Staff on May 1, 2017 (the "Company's May 1 Letter"). The Company subsequently received a further letter from Mr. Chevedden dated June 29, 2017 (the "Chevedden June 29 Letter") that we responded to on July 5, 2017 (the "Company's July 5 Letter"). Since the Chevedden April 26 Letter and prior to receipt of the Chevedden June 29 Letter, Mr. Chevedden submitted ten additional letters to the Staff, which the Company believes have lacked merit and thus required no response. The Company also received a letter from Mr. Chevedden dated July 5, 2017 (the "Chevedden July 5 Letter"), an additional letter from Mr. Chevedden dated July 6, 2017 (the "Chevedden July 6 Letter"), and most recently, two additional letters from Mr. Chevedden dated July 9, 2017 (the "Chevedden July 9 Letter") and July 10, 2017 (the "Chevedden July 10 Letter"), bringing the total number of letters received on behalf of the Proponent to 17 as of the date hereof. The Initial No-Action Request, together with the Company's May 1 Letter, the Company's July 5 Letter, the Company's July 7 Letter and this letter, are collectively referred to as the "No-Action Request".

Although the Chevedden July 9 Letter does not make any new arguments and the Chevedden July 10 Letter makes an argument that is not relevant or meritorious, the Company is responding to those letters to make clear that the No-Action Request has responded fully to all relevant arguments made by Mr. Chevedden and Mr. McRitchie in their letters and in a manner that carries its burden that the Company's Proxy Access Bylaw has already substantially implemented the Proposal.

Paragraphs two through four of the Chevedden July 9 Letter attempt to argue that whether the Company's Proxy Access Bylaw provides "meaningful proxy access" is not relevant to the question of whether the Proposal has already been "substantially implemented". The third paragraph of the Chevedden July 5 Letter made the same argument, to which the Company's July 7 Letter responded as follows:

> "The Initial No-Action Request and the Company's May 1 Letter clearly articulate the standard for satisfying Rule 14a-8(i)(10) as whether the registrant's action achieves substantial implementation of the essential objective of the proposal and therefore compares favorably with the proposal. The initial No-Action Request and the Company's May 1 Letter provide analysis of prior no-action precedent regarding proxy access, as well as empirical ownership analysis, to support the interpretation that the "essential objective" of proxy access proposals is to provide a "meaningful proxy access right to shareholders." Accordingly, we believe it is appropriate and consistent with the "substantial implementation" standard in Rule 14a-8(i)(10) to focus the analysis on whether Section 21 of the Company's Bylaws, including the 20 person aggregation limit, provides a meaningful proxy access right to shareholders and therefore achieves the essential objective of, and compares favorably to, the Proposal."

The remaining paragraphs of the Chevedden July 9 Letter incorrectly attempt to draw an analogy to a series of denials of requests for no-action relief on substantial implementation grounds where the proposal sought a reduction in the percentage of shares required to be owned (from 25% to 10%) to have standing to call a special meeting of shareholders. The Chevedden April 26 Letter and the McRitchie April 19 Letter made the same argument, to which the Company's May 1 Letter responded as follows:

> "Finally, the Chevedden Letter states that 'a company with a right for 40% of shareholders to call a special meeting has never been able to exclude a proposal to reduce the 40% requirement based on an argument of already having a meaningful right to call a special meeting.' As discussed more fully in Section D below, we do not disagree with that statement. Importantly, however, that statement misses the point. The no-action letters discussed in Section D make clear that a bylaw creating a right of the holders of 25% or more of the outstanding shares to call a special meeting of shareholders is sufficient to provide a basis for substantial implementation where the proposal seeks to eliminate any required minimum ownership to call a special meeting. That is why we believe those letters provide analogous precedent – the Proposal seeks

to eliminate entirely the limit on aggregation rather than merely seeking to change the number of shareholders that can be aggregated."

"D. Analogous Precedent on Substantial Implementation.

In the Initial No-Action Request, we noted that analogous no-action letters found that the essential objective of allowing shareholders to call a special meeting had been substantially implemented by a 25% ownership threshold in an existing bylaw and, therefore, the company could omit from its proxy materials a requested bylaw amendment that would eliminate that threshold entirely. *Borders Group, Inc.* (Mar. 11, 2008) and *Allegheny Energy, Inc.* (Feb. 19, 2008). The McRitchie Letter attempts to distinguish that precedent by pointing to no-action letters that did not permit exclusion on the ground of substantial implementation where the proponent sought to amend the bylaws to reduce the ownership threshold for shareholders seeking to call a special meeting from 25% to 10%. *Borders Group, Inc.* (Feb. 16, 2009); *Allegheny Energy, Inc.* (Jan. 15, 2009); and *General Dynamics Corp.* (Jan. 24, 2011). However, this attempted distinction is inconsistent with prior analysis by Mr. McRitchie in a separate no-action request. In his letter to the Staff, dated October 10, 2016, regarding a requested amendment to the proxy access bylaw of Apple, Inc. that would have, among other things, eliminated the 20 shareholder aggregation limit, he stated that the "Staff has found substantial implementation when the shareholder proposal includes no percentage" and cited the 2008 no-action letters to Borders Group, Inc. and Allegheny Energy, Inc. in support of that analysis. Like the shareholder proposals in 2008 to those companies, the Proposal would eliminate any minimum ownership requirement for individual shareholders because an unlimited number of shareholders could be aggregated to satisfy the ownership threshold. We continue to believe that this no-action precedent is highly analogous and strongly supports the view that the essential objective of the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw."

The Chevedden July 10 Letter attempts to argue that the Staff's analysis of whether the Proposal has been substantially implemented should be influenced by the fact that holders of approximately 30% of voting shares at certain other companies voted in favor of a similar proposal. There is no basis in Rule 14a-8(i)(10), or prior no-action precedent regarding that provision, to support the Staff giving consideration to the percentage of shareholder votes at other companies for a similar proposal. Even if there were, it would cut against Mr. Chevedden's argument because it would appear that the holders of approximately 70% of the voting shares at these other companies are satisfied that an aggregation limit of 20 does not interfere with shareholders having a meaningful proxy access right.

CONCLUSION

We continue to believe that the No-Action Request, as well as the no-action precedent on which it is based, reflect a proper interpretation of Rule 14a-8(i) (10) and demonstrate that the Company's Proxy Access Bylaw compares favorably with the Proposal because it achieves the essential objective of providing a meaningful proxy access right. Shareholders should not have to consider such matters that have already been favorably acted upon by the board and management and can thereby avoid the unnecessary burden and expense that would otherwise be incurred by the registrant.

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully reiterate our request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

We respectfully request the Staff to issue a favorable no-action letter as soon as reasonably possible. In the approximately 90 days since the date of the Initial No-Action Request, there have been 17 letters submitted on behalf of the Proponent, and based on Mr. Chevedden's track record in this case (and as indicated in the Chevedden July 10 Letter), more will follow until the Staff issues its No-Action Letter. We believe this level of correspondence causes unnecessary burden and expense on the Company and the Staff and is an abuse of the shareholder proposal process. The frustration, burden and expense from such abuse has led to the shareholder proposal portions of the Financial CHOICE Act 2.0 (the "Act"), which was passed by the House Financial Services Committee and will move to vote by the full House of Representatives (the Act would, among other things, raise the threshold to submit a shareholder proposal to one percent of the outstanding shares entitled to vote and require a holding period of three years). Similarly, the shareholder proposal portions of the recent report by Nasdaq entitled "The Promise of Market Reform: Reigniting America's Economic Engine" (the "Report") support the ownership and holding period requirements for shareholder proposals in the Act because the Report states that the "current process is costly, time consuming and frustrating for companies".

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2017 Proxy Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

cc: John Chevedden (as proxy for Kenneth Steiner)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

July 10, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 17 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

According to Davis Polk on the 2017 proxy season:
"Fewer than ten proposals asked companies to amend an existing proxy access bylaw so that an unlimited number of shareholders can form a group, which averaged 28% support. Three proposals with proxy access amendments that sought to change the group aggregation limit to 40 or 50 shareholders fared slightly better, with 31% in favor. ISS recommended that investors vote for all of these proposals."

Thus at least approximately 30% of shareholders at these companies do not believe that proxy access limited to 20 participants substantially implements a proposal calling for a greater number of participants.

An additional letter is under preparation now in regard to the company June 30, 2017 management opposition statement to this proposal which seems to undercut the company no action request arguments.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

July 9, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 16 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

In its letter of July 7, the Company continues to argue the Proposal seeks to provide a "meaningful proxy access right to shareholders." As previously indicated, "meaningful" is not the same as the "substantial implementation" standard specified by Rule 14a-8(i)(10).

Nowhere does the Proposal seek "meaningful proxy access." Instead, the Proposal clearly asks the following:

No limitation shall be placed on the number of shareholders that can aggregate their common shares to achieve the 3% 'Required Shares' for an 'Eligible Shareholder.'

An aggregation limit of 20 does not substantially implement or compare favorably to an aggregation limit of infinity.

Note the plethora of long accepted no-action decisions made concerning special meeting thresholds.

In each of the following cases, companies argued the right of 25% of shareholders to call a special meeting represented "substantial implementation" of proposals to lower the threshold needed to call a special meeting from 25% to 10%.

The Home Depot, Inc. (01/21/09)
Verizon Communications Inc. (02/02/09)
3M Company (02/17/09)
Honeywell International Inc. (03/02/09)
The Interpublic Group of Companies, Inc. (03/12/09)
Chevron Corporation (03/24/09)
Verizon Communications Inc. (01/28/10)
AT&T Inc. (02/12/10)
Halliburton Company (03/19/10)

Staff denied each and every request. The list of denied no-action requests under Rule 14a-8(i)(10) for lowering the special meeting threshold is lengthy but most are almost a decade old because companies no longer attempt to make the argument that a threshold of 25% compares favorably with a threshold of 10%. Equally, with regard to a proposal to amend a proxy access bylaw, a cap on group members of 20 does not compare favorably to the Proposal's requested removal of any such limitation.

An aggregation limit of 20 for nominating groups no more substantially implements a requested limit of infinity for proxy access groups than a special meeting requirement of 25% of outstanding shares implements a request to lower that requirement to 10%. In fact, the difference between 20 and infinity is exponentially greater than the difference between 10% and 25%.

An additional letter is under preparation now.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>



STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

July 7, 2017

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On April 13, 2017, we submitted a letter (the "Initial No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons set forth in that letter, it may exclude the shareholder proposal and supporting statement (the "Proposal") initially submitted on March 18, 2017 and subsequently submitted in revised form on March 28, 2017, in each case, prepared and submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") as the Proponent's designated proxy, for inclusion in the proxy materials ("2017 Proxy Materials") that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders.

On April 19, 2017, the Company received a copy of a letter submitted by James McRitchie "on behalf of Kenneth Steiner." On April 26, 2017, the Company received a subsequent letter from Mr. Chevedden (the "Chevedden April 26 Letter"). We responded to those letters in a letter to the Staff on May 1, 2017 (the "Company's May 1 Letter"). The Company subsequently received a further letter from Mr. Chevedden dated June 29, 2017 (the "Chevedden June 29 Letter") that we responded to on July 5, 2017 (the "Company's July 5 Letter"). Since the Chevedden April 26 Letter and prior to receipt of the Chevedden June 29 Letter, Mr. Chevedden submitted ten additional letters to the Staff, which the Company believes have lacked merit and thus required no response. The Initial No-Action Request, together with the Company's May 1 Letter, the Company's July 5 Letter and this letter, are collectively referred to as the "No-Action Request".

After submission of the Company's July 5 Letter, the Company received a letter from Mr. Chevedden dated July 5, 2017 (the "Chevedden July 5 Letter") and an additional letter from Mr. Chevedden dated July 6, 2017 (the "Chevedden July 6 Letter"), bringing the total number of letters received on behalf of the Proponent to 15 as of the date hereof. Though we believe that the Chevedden July 5 Letter and the Chevedden July 6 Letter similarly lack any merit or relevancy, the Company desires to make its position clear regarding the issue in those letters which are similar to the issues raised in the Chevedden June 29 Letter.

The second paragraph of the Chevedden July 5 Letter states that the "Company needs to use publicly available information to deduct such shares as those held by NYC Pension Plans from BlackRock and others not entitled to vote them from its estimates of voting shares held by potential nominating groups during each of the prior 12 quarters." Mr. Chevedden does not provide the source or sources of publicly available information that are sufficiently reliable to merit reliance by the Company or the Staff for this purpose. In this regard, Table B attached to the Chevedden July 5 Letter does not supply the information he says is needed to make that deduction.

The Company's July 5 Letter, on the other hand, noted that BlackRock's latest Schedule 13G/A showed that it had sole voting power of 23,926,611 shares and sole dispositive power over 26,415,345 shares. It thus reflects 2,488,734 fewer shares as to which BlackRock has sole voting power, which difference presumably accounts for investors that hold shares of the Company through BlackRock but have retained voting rights. One of the world's largest and most sophisticated investors is certainly aware that, in defining beneficial ownership of a security for purposes of Sections 13(d) and 13(g) of the Exchange Act, Rule 13d-3(a)(1) states that "voting power" includes "the power to vote, or to direct the voting of, such security." The difference in the number of shares as to which BlackRock reports having voting power demonstrates that it understands that distinction. Having sole voting power would give BlackRock authority to be part of a nominating group under Section 21 of the Company's Bylaws.

We also note that Instruction 3 to Item 403 of Regulation S-K entitles a registrant to rely on beneficial ownership information contained in a Schedule 13D or Schedule 13G for purposes of reporting beneficial ownership of the registrant's securities in its Annual Report on Form 10-K and its Proxy Statement unless it knows or has reason to believe that the information contained in a Schedule 13D or Schedule 13G is not accurate. It is important to note that this instruction addresses only the actual knowledge and belief of the registrant without any affirmative obligation to inquire beyond the information contained in the Schedule 13D or Schedule 13G. The Company has no knowledge or reason to believe that the reporting by BlackRock in its Schedule 13G/A as to the shares of the Company for which it has "sole power to vote" should not be relied upon for purposes of assessing BlackRock's ability to be part of a nominating group under Section 21 of the Company's Bylaws.

The third paragraph of the Chevedden July 5 Letter attempts to argue that the No-Action Request has missed the point that the standard for satisfying Rule 14a-8(i)(10) is "substantial implementation" and not having a "meaningful proxy access right." We believe that argument has absolutely no basis in fact. The Initial No-Action Request and the Company's May 1 Letter clearly articulate the standard for satisfying Rule 14a-8(i)(10) as whether the registrant's action achieves substantial implementation of the essential objective of the proposal and therefore compares favorably with the proposal. The Initial No-Action Request and the Company's May 1 Letter provide analysis of prior no-action precedent regarding proxy access, as well as empirical ownership analysis, to support the interpretation that the "essential objective" of proxy access proposals is to provide a "meaningful proxy access right to shareholders." Accordingly, we believe it is appropriate and consistent with the "substantial implementation" standard in Rule 14a-8(i)(10) to focus the analysis on whether Section 21 of the Company's Bylaws, including the 20 person aggregation limit, provides a meaningful proxy access right to shareholders and therefore achieves the essential objective of, and compares favorably to, the Proposal.

The Chevedden July 6 Letter quotes notes from an unnamed source, other than Mr. Chevedden, which he says were taken during the "2017 Rule 14a-8 Stakeholder Meeting." Those notes do not raise substantive points that Mr. Chevedden has not previously attempted to make in his many other letters regarding the No-Action Request. In any event, we believe those notes from Mr. Chevedden should be disregarded by the Staff, as a matter of principle in the shareholder proposal process, because the lack of attribution makes it impossible to discern any potential bias of the note taker that could have influenced the way in which those notes were drafted. The notes also only provide the notetaker's view of a portion of the entire meeting and fail to provide a summary of all the other relevant statements that would be needed to understand the broader context in which such statements were made, and thus prevents a fair understanding of the purported remarks. Moreover, we understand that the 2017 Rule 14a-8 Stakeholder Meeting was an informal gathering of invitees selected by the Staff to discuss certain topics related to Rule 14a-8. Since that meeting was not publicly noticed and attendance appears to have been limited to selected invitees, we believe the discussions at that meeting should be given no authoritative merit or probative value in considering the No-Action Request.

CONCLUSION

We continue to believe that the Initial No-Action Request, as supplemented by the Company's May 1 Letter, the Company's July 5 Letter and this letter, as well as the no-action precedent on which they are based, reflect a proper interpretation of Rule 14a-8(i) (10) and demonstrate that the Company's Proxy Access Bylaw compares favorably with the Proposal because it achieves the essential objective of providing a meaningful proxy access right. Shareholders should not have to consider such matters that have already been favorably acted upon by the board and management and can thereby avoid the unnecessary burden and expense that would otherwise be incurred by the registrant.

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully reiterate our request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2017 Proxy

Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

cc: John Chevedden (as proxy for Kenneth Steiner)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***

July 6, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 15 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

This are notes taken during the 2017 Rule 14a-8 Stakeholder Meeting (not taken by the undersigned):
"Michael Garland pointed out that no one can use these 3% rights unless one of the largest shareholders uses it. Adam Kanzer noted that many big 13 F filers do not hold voting rights, for various reasons, and therefore the underlying assumptions in exclusion may she [sic] questionable. John Chevedden asked whether the staff considered whether those large holders actually filed proposals, which might be a reasonable way to assess whether those nominating expectations are appropriate. It was noted that the total shares of BlackRock includes shares for New York City pension fund and that Wellington's totals include Domini shares."

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

July 5, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 14 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request and any supplement.

It is known through other filings that New York City's pension funds, for example, hold shares of HBR through BlackRock but retain voting rights. Any full analysis by the company of funds that could form a nominating group should examine shares held by each fund over 12 quarters per the attached Table B. The Company needs to use publicly available information to deduct such shares as those held by NYC Pension Plans from BlackRock and others not entitled to vote them from its estimates of voting shares held by potential nominating groups during each of the 12 prior quarters..

The Company has also failed to adequately address the issue that having a "meaningful" proxy access right is not the standard specified by Rule 14a-8(i)(10). The actual standard is "substantial implementation." An aggregation limit of 20 does not substantially implement or compare favorably to an aggregation limit of infinity.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

Table B: H&R Block, Inc (HRB) Institutional Ownership Changes Using Ipreo Database					207,117,000 shares 12/31/2016										
Institution Name	Min % O/S 3Yrs	% O/S 12/31/2016	Min Shares 3 Yrs	Shares 12/31/2016	Shares 9/30/2016	Shares 6/30/2016	Shares 3/31/2016	Shares 12/31/2015	Shares 9/30/2015	Shares 6/30/2015	Shares 3/31/2015	Shares 12/31/2014	Shares 9/30/2014	Shares 6/30/2014	Shares 3/31/2014
The Vanguard Group, Inc.	9.14%	9.88%	18,934,363	20,465,482	20,431,142	20,493,405	21,468,302	22,473,518	22,971,640	23,770,350	24,071,403	22,845,468	21,837,780	19,637,916	18,934,363
BlackRock Fund Advisors	4.70%	4.74%	9,739,780	9,819,564	9,951,577	9,739,780	9,977,306	10,161,578	11,226,076	11,178,963	11,190,034	10,911,976	10,682,297	11,209,990	10,277,526
State Street Global Advisors (SSgA)	4.59%	4.84%	9,516,427	10,032,122	9,652,925	9,516,427	10,076,818	10,161,953	11,319,426	11,295,836	11,855,036	12,230,582	11,519,926	10,699,218	10,719,122
First Eagle Investment Management, LLC	2.75%	2.78%	5,699,326	5,749,967	5,740,358	5,751,645	5,728,877	5,708,865	5,764,955	5,848,330	5,916,760	5,870,226	5,852,771	5,743,887	5,699,326
Artisan Partners, L.P.	1.57%	2.29%	3,247,935	4,753,017	5,010,054	4,349,421	3,582,955	3,247,935	5,160,978	7,261,314	8,086,699	8,906,364	9,353,318	9,685,749	9,967,264
Northern Trust Investments, Inc.	1.34%	1.67%	2,774,291	3,468,354	3,958,552	3,719,503	3,739,434	3,554,802	3,593,882	3,581,034	3,533,811	3,531,685	2,782,864	2,774,291	2,803,177
Fidelity Management & Research Company	1.34%	1.34%	2,768,634	2,768,634	5,688,610	7,182,824	10,140,473	11,269,377	15,619,201	15,544,366	24,653,642	24,600,721	24,628,288	24,566,321	25,848,646
Mellon Capital Management Corporation	1.32%	2.99%	2,743,623	6,192,118	3,606,238	3,431,832	3,413,534	2,743,623	4,215,653	5,754,942	4,781,252	6,841,084	4,597,769	4,615,467	4,520,575
Norges Bank Investment Management (Norway)	0.99%	1.03%	2,056,891	2,132,924	2,247,647	2,247,647	2,247,647	2,247,647	2,631,987	2,631,987	2,537,509	2,446,631	2,269,547	2,092,682	2,056,891
Geode Capital Management, LLC	0.90%	0.94%	1,865,277	1,955,142	1,936,614	1,865,277	1,989,176	1,871,051	2,136,497	2,115,679	2,229,478	2,192,926	2,011,084	1,941,417	1,965,133
BlackRock Investment Management (U.K.), LTD	0.64%	3.51%	1,320,280	7,261,830	6,354,134	6,963,944	6,954,383	6,185,771	6,020,366	4,753,469	4,539,564	1,493,845	1,406,211	1,396,333	1,320,280
Legal & General Investment Management, LTD	0.49%	0.51%	1,021,110	1,063,001	1,067,147	1,066,523	1,021,110	1,023,870	1,181,663	1,150,287	1,120,409	1,138,583	1,156,881	1,183,673	1,169,801
TIAA-CREF Investment Management, LLC	0.48%	0.56%	987,644	1,153,635	1,143,170	987,644	1,361,462	1,379,921	1,182,901	1,205,540	1,328,532	1,531,970	1,833,758	1,746,586	1,902,739
BNY Asset Management	0.46%	0.46%	958,882	958,882	1,229,530	1,385,847	1,387,171	1,338,089	1,118,000	1,160,339	1,113,895	1,116,397	1,145,987	1,142,748	1,176,392
Thompson Siegel & Walmsley, LLC	0.41%	1.88%	858,658	3,903,070	3,202,288	2,629,147	2,245,225	1,270,474	1,398,224	1,874,950	1,802,003	1,636,934	1,383,654	1,081,290	858,658
BlackRock Advisors, LLC	0.41%	4.15%	839,135	8,593,141	8,119,791	6,907,937	6,692,384	5,526,339	5,669,684	4,021,208	3,960,071	1,090,839	1,310,661	1,392,831	839,135
Charles Schwab Investment Management, Inc.	0.39%	0.47%	806,726	963,173	917,292	893,126	872,553	1,031,712	1,090,013	1,060,996	1,044,848	1,425,425	1,353,448	1,004,200	806,726
Gabelli Funds, LLC	0.31%	0.48%	643,400	998,233	953,000	916,000	816,366	698,572	849,400	840,900	763,400	726,400	683,800	674,400	643,400
Sumitomo Mitsui Trust Asset Management Company, LTD	0.31%	0.31%	638,511	638,511	646,254	653,442	674,219	638,791	761,718	762,062	739,076	668,171	674,546	655,193	689,586
California Public Employees Retirement System	0.29%	0.29%	592,650	605,150	600,650	613,350	652,750	592,650	694,608	733,508	748,071	748,071	746,571	771,471	770,771
Goldman Sachs & Co. (U.S.) (Broker)	0.27%	1.43%	557,358	2,957,752	1,759,476	1,418,539	999,771	1,494,190	2,374,177	2,414,120	1,429,876	1,295,336	1,075,443	1,202,787	557,358
Security Investors, LLC	0.26%	0.57%	535,987	1,174,955	993,775	886,070	686,264	676,607	604,304	852,016	798,708	697,608	614,023	544,463	535,987
New York State Common Retirement Fund	0.23%	0.23%	470,100	480,100	470,100	548,700	605,200	660,300	653,300	655,436	716,470	717,995	750,221	764,270	764,270
Mitsubishi UFJ Trust & Banking Corporation	0.22%	0.22%	465,896	465,896	481,526	482,004	478,767	472,274	537,065	544,427	521,357	512,911	499,357	522,505	515,185
California State Teachers Retirement System	0.21%	0.21%	438,116	443,647	493,047	488,947	502,188	438,116	502,948	502,705	502,162	511,062	506,198	500,624	495,324
T. Rowe Price Associates, Inc.	0.21%	0.21%	437,408	438,398	438,418	437,408	443,418	441,038	507,268	506,448	451,848	454,758	451,758	441,308	450,958
AQR Capital Management, LLC	0.21%	1.15%	432,220	2,382,347	2,133,104	1,001,080	647,841	698,527	1,628,921	1,360,086	686,619	797,922	485,805	432,220	585,041
Parametric Portfolio Associates, LLC	0.20%	0.21%	413,264	436,129	504,640	535,900	515,909	421,701	413,933	413,264	443,700	441,964	446,086	444,820	449,861
New York State Teachers' Retirement System	0.20%	0.20%	406,423	406,423	421,576	467,076	525,464	511,656	508,156	512,358	517,058	522,151	523,243	523,161	600,245
Morgan Stanley & Company, LLC	0.19%	0.82%	389,462	1,707,611	1,687,513	2,386,488	389,462	530,904	2,674,862	2,864,814	1,720,791	901,934	2,529,099	4,632,512	1,332,265
Dimensional Fund Advisors, L.P. (U.S.)	0.18%	0.48%	383,014	985,633	698,986	680,473	750,545	789,562	759,006	712,738	635,448	610,733	575,702	567,036	383,014
Northern Trust Global Investments, LTD	0.18%	0.18%	372,878	372,878	425,969	427,037	458,197	512,274	647,289	729,852	689,043	776,239	816,008	827,737	828,099
AllianceBernstein, L.P. (U.S.)	0.18%	0.18%	369,893	369,893	386,943	428,305	447,504	472,402	528,762	553,876	1,325,371	505,528	535,853	531,328	541,187
North Star Advisors, LLC	0.17%	0.24%	355,004	492,833	492,833	487,406	355,419	355,004	478,635	478,635	478,635	483,635	578,412	669,652	644,452
UBS AG (Asset Management Switzerland)	0.16%	0.16%	339,404	339,404	339,423	347,179	344,593	392,208	524,680	512,375	498,609	517,733	491,442	505,563	471,522
Florida State Board of Administration	0.16%	0.17%	335,392	361,674	370,364	371,094	335,392	378,142	383,032	382,962	382,462	430,974	435,356	443,386	444,123
GAMCO Asset Management, Inc.	0.16%	0.60%	335,385	1,240,826	1,430,319	1,389,291	1,087,052	525,434	785,946	798,840	411,143	399,486	424,901	407,501	335,385
Principal Global Investors, LLC	0.16%	0.16%	330,281	330,281	339,498	339,628	362,455	358,785	379,089	380,503	414,952	413,237	409,706	336,099	397,726
RhumbLine Advisers	0.16%	0.17%	325,566	353,214	336,340	325,566	361,450	366,450	406,342	407,281	397,379	400,238	405,863	414,340	419,784
APG Asset Management N.V.	0.14%	0.77%	291,311	1,594,175	1,153,775	407,875	322,975	291,311	359,031	438,925	438,925	495,503	484,803	392,851	329,678
Quantitative Management Associates, LLC	0.14%	0.14%	286,503	289,006	296,906	314,287	286,503	287,803	341,953	346,953	355,053	625,053	634,883	399,265	383,973
BlackRock Japan Company, LTD	0.14%	0.14%	285,355	285,355	302,341	299,091	298,743	721,266	780,486	650,172	658,248	333,605	298,848	294,924	303,799
American National Registered Investment Advisor, Inc.	0.13%	0.14%	277,195	284,420	284,420	284,720	277,195	278,205	278,205	278,205	278,205	279,075	284,420	284,420	284,420
First Manhattan Company	0.13%	0.14%	272,700	299,337	903,045	1,662,436	7,790,366	7,718,665	7,676,714	7,419,568	6,484,952	3,074,246	372,700	272,700	272,700
Invesco Advisers, Inc.	0.13%	0.29%	271,843	609,026	555,266	455,926	377,713	323,793	294,544	417,360	381,472	333,836	288,565	271,843	280,804
Endurance Wealth Management, Inc.	0.13%	0.13%	269,874	269,874	292,589	311,939	316,473	326,347	324,973	301,027	298,052	298,067	296,517	297,917	295,993
Schweizerische Nationalbank (Bank)	0.12%	0.30%	253,965	628,566	628,566	661,366	612,666	428,266	491,065	444,165	418,065	253,965	262,865	267,165	265,465
Caisse de dépôt et placement du Québec	0.12%	8.76%	251,400	18,142,781	18,498,183	18,511,683	18,574,983	15,290,168	13,161,900	11,925,800	11,276,800	11,521,500	7,396,100	4,913,100	251,400
Goldman Sachs Asset Management, L.P. (U.S.)	0.10%	0.23%	214,964	477,001	410,228	331,944	319,971	362,107	303,966	306,451	267,295	257,829	214,964	914,783	1,962,317
AP 7/Sjunde AP-Fonden	0.10%	0.10%	209,037	214,234	214,234	214,234	214,234	214,234	227,537	227,537	227,537	227,537	209,037	209,037	209,037
HSBC Global Asset Management (U.K.), LTD	0.10%	0.10%	206,109	206,109	230,163	225,113	304,982	829,805	265,149	1,110,062	397,661	534,500	494,574	441,037	574,835
Chevy Chase Trust Company	0.08%	0.08%	173,328	173,328	183,200	192,075	199,464	190,547	221,715	217,516	215,126	207,211	209,094	195,664	194,828
Voya Investment Management Company, LLC	0.08%	0.16%	165,304	324,952	315,159	313,589	198,347	165,304	199,487	197,662	203,784	204,292	216,797	223,494	221,017
Retirement Systems of Alabama	0.08%	0.14%	164,610	288,778	293,344	323,271	232,755	231,545	214,198	224,522	220,588	168,468	168,749	167,711	164,610
State Street Global Advisors, LTD	0.08%	0.10%	159,333	199,332	206,256	159,333	198,656	192,062	240,560	249,574	249,810	245,750	242,898	229,176	235,195
Credit Suisse AG (Asset Management)	0.08%	0.09%	156,626	181,892	165,979	166,159	163,256	156,626	179,014	229,108	225,438	225,573	171,861	172,664	171,751
Auxier Asset Management, LLC	0.07%	0.07%	153,202	153,202	153,752	154,502	154,752	166,137	172,637	273,225	278,190	291,740	292,390	295,240	295,940
BlackRock Advisors (U.K.), LTD	0.07%	0.07%	151,044	151,044	855,941	964,882	610,631	501,186	561,279	516,739	515,031	462,153	530,977	551,702	494,989
Financial Counselors, Inc.	0.07%	0.12%	148,553	253,218	148,996	148,996	148,553	150,301	155,964	163,106	174,693	161,208	161,364	203,752	210,020
Credit Suisse Securities (USA), LLC (Broker)	0.07%	0.10%	144,570	211,647	210,040	542,053	207,269	144,570	2,562,765	237,584	206,524	272,950	329,387	388,902	380,420
Guinness Atkinson Asset Management, Inc.	0.07%	0.33%	142,020	682,308	544,348	490,428	358,918	336,568	339,590	436,480	390,930	276,820	232,720	182,600	142,020
BlackRock Asset Management Canada, LTD	0.07%	0.07%	141,266	141,266	144,105	164,186	167,395	162,944	228,532	215,540	216,446	180,029	177,159	192,162	173,175
UBS Asset Management (U.K.), LTD	0.07%	0.07%	136,947	136,947	140,506	137,867	142,750	154,524	163,244	156,664	151,247	162,364	173,264	160,522	160,522
Deutsche Bank Trust Company Americas	0.06%	0.45%	129,942	934,908	1,621,745	940,179	184,667	129,942	979,295	916,897	500,820	598,472	1,406,632	1,221,338	743,878
Managed Account Advisors, LLC	0.06%	4.10%	129,328	8,482,778	10,104,273	9,867,526	9,332,093	6,647,172	517,310	506,301	484,339	464,060	232,028	184,013	129,328
Wells Fargo Advisors, LLC	0.06%	0.09%	129,006	195,827	215,176	244,253	335,613	329,486	233,261	331,372	280,213	180,385	1,214,235	1,471,341	129,006
GWL Investment Management, LTD	0.06%	0.08%	128,293	175,374	352,141	348,931	132,554	184,258	152,646	128,336	128,293	132,915	132,290	129,649	129,642
Sunamerica Asset Management, LLC	0.06%	0.09%	124,173	184,002	183,989	177,532	181,791	124,173	9,409,426	9,371,862	9,271,426	9,120,246	9,786,757	9,929,953	9,543,972
TSP Capital Management Group, LLC	0.06%	0.06%	121,800	121,800	122,500	122,850	123,350	142,675	139,675	151,875	153,225	154,475	158,675	159,075	156,925
Pictet Asset Management S.A.	0.06%	0.06%	119,149	119,149	121,049	206,549	191,249	182,449	210,549	212,949	179,449	174,949	150,300	154,200	146,400
State Street Global Advisors France S.A.	0.06%	0.10%	117,378	204,206	216,840	216,841	213,713	214,053	236,953	183,992	184,056	194,173	195,274	120,678	117,378
Metlife Investment Advisors, LLC	0.06%	0.06%	114,821	114,821	120,267	119,580	135,551	139,185	161,831	164,717	164,081	165,544	166,153	168,324	175,964
Kredietrust Luxembourg S.A.	0.05%	0.08%	113,500	156,700	156,700	156,700	156,700	156,700	156,700	156,700	156,200	156,200	164,900	164,900	113,500
State of Wisconsin Investment Board	0.05%	0.05%	113,291	113,291	143,707	149,607	167,407	174,697	205,527	211,267	208,217	213,917	201,707	200,357	194,657
Aviva Investors Global Services, LTD (U.K.)	0.05%	0.07%	111,216	147,085	140,404	139,002	122,969	132,245	138,651	146,172	147,042	111,296	111,216	112,066	112,676
UBS Financial Services, Inc. (Investment Advisor)	0.05%	0.10%	110,817	208,743	235,809	181,418	110,817	346,169	239,154	228,941	635,112	767,881	366,504	362,529	526,655
TD Asset Management, Inc.	0.05%	0.06%	101,106	122,355	103,887	102,506	101,106	108,162	122,662	121,762	118,038	119,557	111,768	115,998	118,898
Manulife Asset Management, LTD	0.05%	0.05%	100,090	100,090	101,942	103,462	103,521	103,341	145,093	138,096	135,158	139,032	121,249	121,107	126,613
Tocqueville Asset Management, L.P.	0.05%	0.72%	98,984	1,485,409	1,593,088	460,642	362,287	249,249	238,074	237,614	237,614	233,114	98,984	99,241	104,011
The Dreyfus Corporation	0.05%	0.05%	95,444	95,444	97,348	102,246	105,699	112,212	247,483	341,594	195,586	264,069	305,833	305,995	298,594
Manulife Asset Management (U.S.), LLC	0.04%	0.05%	88,662	99,513	96,226	88,662	136,863	117,485	142,362	140,402	145,863	183,888	192,459	157,459	144,349
Citigroup Global Markets, Inc. (Broker)	0.04%	0.16%	88,264	337,066	224,916	88,264	124,878	94,555	2,701,939	143,783	188,019	132,398	203,719	169,314	184,581
BlackRock Investment Management (Australia), LTD	0.04%	0.04%	84,549	91,676	152,800	163,849	154,996	127,588	138,068	127,989	130,267	85,636	115,193	119,283	84,549
Columbia Threadneedle Investments (U.S.)	0.04%	0.04%	80,911	80,911	87,535	88,614	624,943	586,570	593,800	798,910	819,462	639,090	110,154	112,084	112,465
Bank of America Merrill Lynch (Broker)	0.04%	0.22%	80,893	445,996	719,415	721,627	523,702	393,044	410,403	181,699	254,797	103,952	118,548	186,694	80,893
Ohio Public Employees Retirement System	0.04%	0.05%	80,703	94,165	100,362	90,112	92,117	80,703	93,153	133,469	123,983	123,319	102,322	108,309	107,909
Oppenheimer & Co., Inc. (Broker)	0.04%	0.04%	77,596	77,596	95,575	231,795	220,638	230,576	261,928	255,576	228,703	168,965	163,287	162,262	154,143
USAA Asset Management Company	0.04%	0.04%	76,090	76,090	214,290	207,151	713,500	985,634	1,019,533	1,002,580	1,097,027	1,183,814	1,073,814	1,108,414	1,024,314
Gulf International Bank (U.K.), LTD	0.04%	0.04%	72,508	72,508	72,508	72,508	72,508	72,998	78,608	78,608	78,608	77,551	77,101	77,101	77,101
Michigan Department of Treasury Bureau of Investments	0.03%	0.03%	67,798	67,798	76,422	77,922	81,222	741,822	760,966	106,766	106,166	113,366	112,766	112,366	111,966
NISA Investment Advisors, LLC	0.03%	0.05%	67,760	105,445	107,603	71,385	67,760	67,760	72,760	72,760	72,760	75,160	84,160	75,160	75,160
Comerica Bank (Asset Management)	0.03%	0.03%	66,842	66,842	219,133	218,810	74,979	72,304	83,076	84,806	87,252	87,224	88,245	92,755	109,648
BlackRock International, LTD	0.03%	0.03%	66,037	70,201	81,180	87,641	77,838	106,244	115,318	103,750	107,850	85,710	98,386	105,828	66,037
Commerce Investment Advisors, Inc.	0.03%	0.03%	65,412	65,412	69,335	70,485	70,348	69,485	69,835	70,325	69,781	74,652	73,997	73,850	73,150
Schwerin Boyle Capital Management, Inc	0.03%	0.43%	64,200	886,400	890,800	891,450	64,200	193,178	193,178	64,200	65,200	67,300	69,300	69,300	71,500
U.S. Trust, Bank of America Private Wealth Management	0.03%	0.20%	63,469	418,325	444,598	403,054	391,485	289,538	298,391	214,431	178,069	63,469	86,118	99,399	74,297
Barclays Capital, Inc.	0.03%	0.14%	63,099	281,099	214,052	253,166	107,611	63,099	459,728	210,644	604,490	462,504	720,964	307,923	411,867

UBS Asset Management (Americas) Inc.	0.03%	0.04%	62,167	80,670	96,999	97,298	62,167	87,023	271,798	323,223	366,334	307,766	270,390	251,163	226,717
Invesco PowerShares Capital Management, LLC	0.03%	0.11%	62,137	218,399	218,150	240,473	628,350	331,855	231,721	69,529	78,105	69,135	62,137	136,379	85,834
Texas Permanent School Fund	0.03%	0.03%	62,045	62,045	67,473	72,806	81,372	83,169	98,521	100,211	103,046	104,634	106,840	114,321	120,335
AMP Capital Investors, LTD	0.03%	0.11%	61,470	226,736	217,852	108,486	61,470	113,145	111,219	101,766	118,588	71,988	71,988	73,936	135,236
Danske Capital (Denmark)	0.03%	0.14%	60,341	292,491	285,623	202,099	207,199	196,899	205,809	205,353	64,663	62,435	61,984	60,341	67,611
Vanguard Investments Australia, LTD	0.03%	0.03%	59,446	65,074	78,846	59,446	66,546	66,546	86,846	94,802	94,802	94,802	94,802	94,802	94,802
Riverhead Capital Management, LLC	0.03%	0.04%	57,580	88,169	90,469	57,580	186,162	209,443	314,614	245,719	303,821	309,683	296,547	271,152	207,223
Susquehanna Financial Group, LLLP (Broker)	0.03%	0.06%	54,490	130,777	134,900	179,506	105,548	212,178	780,233	422,072	462,065	225,514	54,490	227,232	561,227
BMO Asset Management, Inc.	0.03%	0.26%	54,261	541,414	472,484	375,174	70,189	61,134	78,565	80,060	76,316	63,838	61,206	54,261	55,971
Arizona State Retirement System	0.03%	0.03%	54,182	54,182	71,408	79,508	89,608	87,308	108,608	114,576	114,576	114,576	112,476	112,276	112,676
Hartford Investment Management Company	0.03%	0.03%	53,915	55,436	55,855	53,915	58,295	58,601	83,145	83,395	100,024	79,171	81,212	81,730	80,152
Winton Capital Management, LTD	0.03%	0.21%	53,149	435,471	53,149	1,232,542	1,626,213	1,262,019	2,153,810	1,151,316	1,659,007	784,432	266,596	687,878	1,048,747
Aperio Group, LLC	0.03%	0.03%	52,075	67,454	71,704	69,271	60,801	61,818	61,509	55,943	55,254	53,017	52,960	52,932	52,075
AEGON Asset Management N.V. (Netherlands)	0.02%	0.02%	50,310	50,310	50,711	104,669	105,991	95,968	110,680	109,969	109,270	108,615	120,945	128,452	130,785
Eaton Vance Management	0.02%	0.02%	48,524	48,524	57,704	76,609	80,460	80,994	80,994	81,127	80,474	75,567	78,747	77,297	77,620
ExxonMobil Investment Management, Inc.	0.02%	0.02%	47,941	47,941	55,942	58,088	57,448	52,866	63,424	61,104	66,193	64,873	67,408	69,767	71,815
INTECH Investment Management, LLC	0.02%	0.14%	47,224	280,944	197,157	450,578	424,837	214,637	47,224	60,248	48,100	51,500	226,200	378,100	2,499,113
AP 4/Fjärde AP-Fonden	0.02%	0.02%	46,934	50,757	57,392	58,892	53,581	46,934	52,855	56,738	64,113	67,431	70,527	77,791	77,791
Argyle Capital Management, Inc.	0.02%	0.02%	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950
Deutsche Investment Management Americas, Inc.	0.02%	0.03%	45,334	54,873	102,106	87,315	127,115	133,037	139,258	122,770	111,870	62,043	59,325	72,802	45,334
Colorado Public Employee Retirement Association	0.02%	0.02%	44,188	44,188	50,394	50,364	54,041	59,584	66,059	69,852	69,977	69,757	69,906	69,991	70,040
First Asset Investment Management, Inc.	0.02%	0.03%	44,114	62,576	68,557	63,991	53,619	49,289	44,114	64,898	61,508	59,419	53,198	48,313	45,758
Asset Management One Company, LTD	0.02%	0.19%	43,851	390,945	45,202	43,851	85,985	141,394	93,530	92,706	99,270	102,714	103,708	451,545	473,050
U.S. Bank Private Asset Management	0.02%	0.02%	41,997	41,997	104,350	89,861	93,320	95,158	97,022	101,816	104,871	110,919	109,061	104,693	107,623
Amundi Asset Management S.A.	0.02%	1.03%	41,326	2,135,492	1,593,378	1,022,387	1,065,811	414,293	276,452	244,161	41,326	76,683	78,835	508,405	408,183
Citadel Advisors, LLC	0.02%	0.36%	41,221	740,129	216,556	1,135,813	986,794	324,676	655,979	455,538	176,250	41,221	56,491	362,304	948,805
ProFund Advisors, LLC	0.02%	0.03%	40,097	52,196	40,097	42,771	51,756	63,462	66,209	92,806	91,553	110,213	90,550	70,276	81,757
Adage Capital Management, L.P.	0.02%	0.14%	38,000	297,500	328,700	341,800	38,000	347,100	411,500	416,700	416,700	397,000	404,300	410,400	417,000
PSP Investments	0.02%	0.02%	37,952	49,252	49,252	42,552	37,952	59,552	72,252	94,352	95,352	92,612	101,012	103,212	100,411
Utah Retirement Systems	0.02%	0.02%	37,839	37,839	40,939	40,939	42,339	42,239	49,239	48,939	48,939	47,439	47,439	47,539	48,839
British Columbia Investment Management Corporation	0.02%	0.10%	37,834	210,157	166,102	37,834	86,924	83,434	169,569	90,428	90,530	224,438	113,133	118,053	88,542
Wells Fargo Bank N.A. (Asset Management)	0.02%	0.03%	36,887	56,679	38,478	36,887	39,053	64,749	103,921	88,942	52,522	52,066	57,318	53,433	52,694
Cornerstone Capital Management Holdings, LLC	0.02%	0.02%	36,255	36,255	42,222	48,300	187,804	233,865	99,676	61,790	173,827	485,183	559,449	78,306	61,394
1919 Investment Counsel, LLC	0.02%	0.13%	35,330	270,652	294,847	279,916	203,693	152,374	148,736	146,633	136,113	136,294	132,975	134,353	35,330
J.P. Morgan Investment Management, Inc.	0.02%	0.03%	35,113	59,570	35,113	44,257	192,615	213,768	491,203	662,072	1,591,905	1,523,186	1,549,016	1,327,486	1,324,875
KLP Kapitalforvaltning AS	0.02%	0.02%	33,451	33,551	521,451	521,451	33,451	33,451	356,700	356,700	338,900	311,600	38,000	38,000	261,400
Tennessee Consolidated Retirement System	0.02%	0.03%	33,215	64,606	97,276	52,436	146,058	33,215	42,700	44,200	44,200	46,400	46,400	46,400	46,400
BNP Paribas Arbitrage S.A. (U.S.)	0.02%	0.18%	33,045	364,372	346,479	293,176	299,383	191,377	33,045	70,868	34,072	185,113	128,671	96,186	144,374
Irish Life Investment Managers, LTD	0.02%	0.02%	32,163	32,163	36,483	37,319	36,902	39,121	44,773	44,773	40,621	40,334	39,731	38,831	38,754
CIBC Asset Management, Inc.	0.02%	0.02%	31,940	31,940	32,837	36,115	34,992	34,839	37,862	38,010	37,576	37,683	46,859	47,411	48,830
Mitsubishi UFJ Kokusai Asset Management Company, LTD	0.02%	0.02%	31,326	34,600	34,801	35,043	34,036	31,326	34,331	34,679	66,808	38,894	44,496	52,993	53,661
Storebrand Asset Management AS	0.01%	0.02%	30,511	35,425	35,425	30,511	30,511	38,134	58,623	65,786	81,628	79,063	73,918	69,459	64,517
Ashfield Capital Partners, LLC	0.01%	0.01%	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000
Mercer Investment Management Europe, LTD	0.01%	0.01%	29,491	29,784	29,784	31,442	30,564	30,564	31,163	31,163	29,491	29,491	29,491	29,491	32,391
Skandia Liv	0.01%	0.01%	29,283	29,283	29,283	29,283	29,283	29,283	29,283	33,683	33,683	39,283	39,283	39,283	39,283
Mason Street Advisors, LLC	0.01%	0.01%	28,371	28,371	29,638	30,227	31,428	30,813	35,747	35,442	35,448	74,349	76,056	76,072	76,481
Deutsche Asset Management Investment GmbH	0.01%	0.65%	28,300	1,336,680	1,355,776	1,353,064	205,397	169,516	172,070	138,201	106,661	101,163	28,900	32,700	28,300
Cadence Capital Management, LLC	0.01%	0.01%	27,570	28,039	27,570	30,509	39,320	39,466	34,764	46,107	39,496	41,675	42,546	35,857	65,042
Nomura Asset Management Company, LTD	0.01%	0.01%	27,490	28,180	28,580	28,580	28,580	27,490	32,290	31,190	31,190	32,650	32,650	33,150	32,950
Wilmington Trust Investment Management, LLC	0.01%	0.02%	27,001	50,784	51,393	38,043	38,855	39,603	35,516	35,674	44,471	36,181	36,655	32,991	27,001
Kentucky Teachers' Retirement System	0.01%	0.01%	26,500	26,500	31,700	31,700	31,700	31,700	40,300	40,300	40,300	43,600	43,600	43,600	43,600
Henderson Global Investors, LTD (U.K.)	0.01%	0.01%	26,252	29,452	26,252	26,252	206,901	199,926	181,856	165,402	127,963	124,447	224,276	210,468	228,011
Ontario Teachers Pension Plan Board	0.01%	0.01%	26,220	26,220	38,945	37,310	71,612	61,511	62,253	109,352	59,070	53,254	50,804	45,002	44,686
Aberdeen Asset Managers, LTD (U.K.)	0.01%	0.02%	26,141	38,420	38,847	40,168	45,522	77,695	79,000	80,661	78,099	47,063	79,897	84,349	26,141
AP 3/Tredje AP-Fonden	0.01%	0.01%	24,901	24,901	61,058	61,058	61,058	61,058	69,165	69,165	74,905	74,905	94,389	94,389	113,837
Sampension Administrationsselskab A/S	0.01%	0.02%	24,791	49,540	49,540	49,540	55,639	55,639	36,737	36,737	36,737	36,737	24,791	24,791	46,488
Mutual of America Capital Management	0.01%	0.01%	24,606	24,606	29,054	26,183	30,209	26,500	30,880	30,506	30,141	29,805	29,573	28,914	29,503
Oregon State Treasury	0.01%	0.01%	24,357	24,357	64,275	43,038	59,938	59,807	62,265	61,699	59,199	58,599	57,532	56,732	56,732
Golden Capital Management, LLC	0.01%	0.01%	24,211	24,211	28,017	29,620	161,485	178,883	206,464	210,509	199,165	188,686	51,123	44,362	46,714
LLB Asset Management AG	0.01%	0.02%	24,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	24,000	24,000
New Mexico Educational Retirement Board	0.01%	0.01%	22,740	22,740	22,740	26,140	26,140	25,640	30,940	29,140	31,940	33,340	36,640	35,740	35,740
Moody National Bank (Asset Management)	0.01%	0.01%	21,830	29,265	29,265	29,565	22,040	22,040	22,040	22,040	22,040	21,830	27,130	27,130	27,130
Colonial First State Global Asset Management	0.01%	0.01%	20,811	20,811	22,752	26,452	26,461	27,561	24,678	25,678	27,703	27,703	28,378	26,578	41,757
ACTIAM N.V.	0.01%	0.03%	20,809	56,048	55,948	43,794	44,022	37,685	37,928	31,448	20,809	29,783	27,023	27,234	28,060
Advantus Capital Management, Inc.	0.01%	0.01%	20,713	20,713	21,583	21,877	22,745	22,685	25,694	25,794	25,585	24,693	24,144	24,244	24,306
SunTrust Robinson Humphrey, Inc	0.01%	0.01%	20,700	24,125	24,030	24,940	24,940	24,063	20,700	21,404	21,522	21,942	22,057	22,231	21,000
World Asset Management, Inc.	0.01%	0.01%	20,582	20,582	22,914	22,926	23,140	26,191	29,664	29,251	32,465	32,705	39,557	37,477	37,424
Mediolanum Asset Management, LTD	0.01%	0.01%	20,138	20,165	20,165	20,165	20,165	20,138	23,493	23,493	23,493	27,322	27,483	27,483	27,483
Zürcher Kantonalbank (Asset Management)	0.01%	0.02%	20,064	40,411	52,137	35,995	37,033	37,033	41,039	35,995	33,753	30,164	20,064	20,064	20,064
RBF Capital, LLC	0.01%	0.01%	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Optimum Investment Advisors, LLC	0.01%	0.01%	19,512	19,512	19,512	22,412	22,412	23,362	23,362	24,462	24,462	25,162	25,162	25,162	25,262
City National Rochdale, LLC	0.01%	0.01%	18,502	18,972	19,303	18,502	38,684	18,643	36,926	37,376	46,830	46,651	62,558	46,412	23,229
New Jersey Division of Investment	0.01%	0.01%	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000
Key Private Bank (Asset Management)	0.01%	0.01%	17,757	26,670	26,933	27,306	162,603	168,437	191,806	227,800	264,035	279,428	235,589	150,328	17,757
Employees Retirement System of Texas	0.01%	0.11%	17,000	228,000	228,000	228,000	152,000	152,000	152,000	152,000	112,000	115,000	77,000	17,000	23,000
Sumitomo Mitsui Asset Management Company, LTD	0.01%	0.01%	16,889	16,889	17,617	17,617	17,269	17,213	51,820	51,706	51,493	53,191	55,482	27,684	27,659
AP 2/Andra AP-Fonden	0.01%	0.02%	16,700	43,400	41,000	67,700	43,900	69,800	37,700	54,300	71,300	73,900	82,900	16,700	19,300
IBM Retirement Plan (U.S.)	0.01%	0.01%	16,664	16,664	21,315	22,693	23,686	57,342	63,585	67,211	67,576	67,680	64,675	69,964	70,081
Capstone Asset Management Company	0.01%	0.01%	16,325	20,820	21,180	21,890	22,445	23,015	22,885	21,375	19,105	18,315	16,535	16,325	20,846
Morgan Stanley Investment Management Inc.	0.01%	0.01%	16,069	16,069	18,557	28,917	46,287	39,824	228,366	427,735	438,973	306,835	47,137	44,638	28,923
Kentucky Retirement Systems	0.01%	0.01%	15,898	15,898	16,745	28,144	32,354	26,749	28,189	27,551	27,375	30,233	21,401	32,184	32,184
Brown Advisory, LLC	0.01%	0.01%	15,850	20,571	19,236	15,850	56,207	79,850	80,001	71,500	79,987	79,928	79,850	80,150	79,850
Nuveen Asset Management, LLC	0.01%	0.05%	15,562	94,646	31,938	15,562	15,868	15,868	18,844	18,426	31,326	20,021	24,286	19,186	19,968
TCW Investment Management Company	0.01%	0.01%	15,300	15,300	16,200	16,450	20,487	278,609	23,891	18,600	77,600	77,050	134,800	137,350	136,200
PanAgora Asset Management, Inc.	0.01%	0.01%	15,281	23,608	21,517	29,526	16,921	18,064	39,916	427,082	431,029	224,030	87,167	15,281	243,797
Gateway Investment Advisers, LLC	0.01%	0.01%	15,007	15,007	16,397	16,811	16,811	24,421	28,856	30,894	31,583	31,864	32,711	32,661	28,461
Liberty Mutual Group Asset Management, Inc.	0.01%	0.01%	14,840	16,917	15,838	15,101	16,279	14,840	41,298	47,793	61,876	59,717	52,056	54,281	56,244
State Street Global Advisors (Japan) Company, LTD	0.01%	0.01%	14,836	14,836	17,688	17,688	17,688	17,802	19,150	19,150	17,900	17,900	19,800	19,800	21,000
Raymond James & Associates, Inc.	0.01%	0.01%	14,506	14,506	168,048	167,546	25,861	45,778	177,804	246,289	249,432	196,584	92,982	63,971	35,950
RBC Capital Markets, LLC	0.01%	0.16%	14,171	321,338	465,321	400,966	36,818	97,323	65,431	77,528	102,844	104,497	51,268	15,702	14,171
GLG Partners, L.P.	0.01%	0.01%	14,115	15,073	14,115	14,858	15,271	17,975	28,301	28,353	28,462	29,167	29,167	496,200	224,784
GAM Investment Management (Switzerland) AG	0.01%	0.01%	13,568	13,568	20,695	176,249	59,874	21,462	18,773	17,909	14,800	13,900	13,900	14,800	14,800
PNC Bank, N.A. (Asset Management)	0.01%	0.01%	13,452	13,452	19,310	31,920	52,169	54,513	75,655	77,721	79,646	69,683	69,448	60,953	58,748
Lodestar Investment Counsel, LLC	0.01%	0.01%	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200
Louisiana State Employees Retirement System	0.01%	0.01%	13,100	13,100	13,900	14,700	15,800	16,500	20,200	20,100	19,800	20,700	21,100	21,500	21,700
Beacon Trust Company	0.01%	0.01%	12,532	12,532	76,392	75,102	87,725	83,053	78,224	78,289	76,968	73,026	69,378	51,471	50,986
KBC Asset Management N.V.	0.01%	0.01%	12,464	19,061	14,662	14,662	14,662	14,662	14,758	14,758	12,464	17,273	12,516	32,770	32,770
Russell Investment Management Company	0.01%	0.03%	12,233	65,556	16,387	20,221	25,652	77,765	21,294	26,352	12,233	24,188	147,747	12,741	20,072

Commonwealth Equity Services, Inc.	0.01%	0.01%	12,210	12,210	15,002	14,941	16,800	16,904	15,681	14,989	14,852	13,686	13,590	13,482	12,639
Pennsylvania Public School Employees' Retirement System	0.01%	0.01%	11,873	11,873	12,513	17,968	17,509	15,410	17,751	30,908	31,577	50,208	50,451	50,224	52,537
Veritable, L.P.	0.01%	0.01%	11,812	12,606	12,591	12,325	11,812	12,322	12,132	16,045	17,475	14,751	18,338	18,364	18,484
Glenmede Trust Company (Asset Management)	0.01%	0.02%	11,750	46,745	47,983	44,027	72,726	221,148	138,499	117,249	55,446	59,853	11,750	11,750	12,000
Sentry Investment Management, LLC	0.01%	0.01%	10,892	10,892	10,892	10,892	10,892	10,892	12,691	12,691	12,691	12,691	12,691	14,255	15,300
BB&T Scott & Stringfellow	0.01%	0.01%	10,850	10,850	10,850	10,850	10,850	10,850	16,400	16,400	16,400	16,400	16,400	21,900	11,550
J.J.B. Hilliard W.L. Lyons, LLC (Asset Management)	0.00%	0.01%	10,337	10,377	10,337	10,337	10,337	11,025	14,225	11,025	11,025	11,025	11,025	11,025	11,025
LS Investment Advisors, LLC	0.00%	0.01%	10,291	12,877	12,912	15,524	11,668	11,057	12,358	11,994	11,735	11,771	10,291	10,316	10,748
Norinchukin Zenkyoren Asset Management Company, LTD	0.00%	0.04%	10,233	78,006	72,963	71,638	52,980	11,020	15,806	15,581	16,319	16,215	11,044	10,233	11,347
BMO Asset Management U.S.	0.00%	0.02%	10,004	38,651	39,867	38,744	20,790	16,219	10,350	10,187	10,633	208,847	172,941	27,575	10,004
BB&T Securities, LLC	0.00%	0.02%	8,502	37,911	35,361	27,014	22,265	11,717	9,997	9,989	9,599	9,460	9,927	9,127	8,502
London Company of Virginia	0.00%	2.59%	8,050	5,365,947	4,746,981	5,121,650	4,803,762	4,201,766	873,096	845,776	665,964	587,991	42,350	42,350	8,050
Park National Bank	0.00%	0.01%	7,675	11,371	12,301	13,192	11,750	9,981	7,675	7,675	7,722	7,722	7,675	7,675	7,675
CPP Investment Board	0.00%	0.02%	6,984	34,827	65,574	566,200	538,900	303,200	50,200	49,500	44,100	35,157	9,294	6,984	105,209
Amalgamated Bank of New York	0.00%	0.02%	6,955	32,438	30,825	30,972	9,312	7,105	10,409	10,017	9,584	7,364	8,439	7,914	6,955
J.P. Morgan Securities, LLC (Broker)	0.00%	0.02%	6,522	50,937	6,522	290,925	14,691	671,491	30,131	342,598	684,270	668,108	327,500	312,383	282,034
Barrow Street Advisors, LLC	0.00%	0.01%	6,080	23,702	20,588	19,008	22,562	27,902	23,807	22,988	10,900	8,964	6,080	6,266	6,279
Formidable Asset Management, LLC	0.00%	0.01%	5,929	28,893	28,267	26,326	25,353	5,929	5,929	5,929	5,929	5,929	5,929	5,929	5,929
HSBC Global Asset Management (Hong Kong), LTD	0.00%	0.05%	4,564	106,420	106,420	106,420	106,420	33,337	35,041	62,644	4,605	4,564	5,593	7,074	7,074
Nordea Investment Management (Denmark)	0.00%	0.11%	4,194	217,760	180,460	173,960	1,161,354	1,351,179	1,306,545	1,257,563	37,391	32,391	30,803	25,003	4,194
Dimensional Fund Advisors, LTD (U.K.)	0.00%	0.01%	3,759	15,917	11,644	11,644	11,634	12,122	9,150	8,250	7,050	6,723	6,378	6,378	3,759
Swedbank Robur Fonder AB	0.00%	0.01%	3,700	15,224	807,205	850,373	854,073	871,757	1,215,938	1,354,668	551,787	3,700	3,700	3,700	3,700
RBC Global Asset Management, Inc.	0.00%	0.02%	3,077	43,087	36,965	30,877	23,099	3,542	3,077	7,047	16,231	463,240	387,450	382,455	381,002
Envestnet Asset Management, Inc.	0.00%	0.01%	2,625	19,980	27,603	27,513	26,831	10,119	9,037	13,665	13,228	10,087	8,405	3,122	2,625
Deka Investment GmbH	0.00%	0.01%	1,845	11,154	7,004	351,454	333,964	332,290	168,714	147,628	146,465	10,247	10,199	2,789	1,845
Advance Asset Management, LTD	0.00%	0.01%	1,716	14,332	14,332	14,332	11,184	11,184	11,471	1,716	11,471	8,381	5,281	5,281	5,281
D.A. Davidson & Co. (Broker)	0.00%	0.01%	400	18,185	615	400	10,332	28,178	33,164	24,888	25,878	12,724	11,706	6,407	864
Goldman Sachs Asset Management International, LTD (U.K.)	0.00%	0.03%	368	65,642	75,768	64,700	547	456	456	456	456	456	368	368	368
SEI Investments Management Corporation	0.00%	0.02%	177	43,536	1,038	8,210	8,659	20,219	19,084	177	7,914	13,863	12,170	9,670	18,326
RBC Dominion Securities, Inc.	0.00%	0.03%	100	60,791	61,558	56,551	800	800	900	39,031	275	100	100	136	136
Fidelity (Canada) Asset Management ULC	0.00%	1.96%	0	4,059,265	10,087,900	9,844,900	2,571,500	1,900,000	1,288,000	0	0	0	0	0	0
Jupiter Asset Management, LTD (U.K.)	0.00%	1.40%	0	2,895,000	2,536,000	1,300,000	0	0	0	0	0	0	0	0	0
TOBAM	0.00%	1.06%	0	2,199,724	2,743,723	1,900,661	325,155	0	0	0	0	0	0	0	0
O'Shaughnessy Asset Management, LLC	0.00%	0.74%	0	1,534,363	1,518,545	1,183,246	913,991	98,429	0	0	3	0	0	442,020	745,018
WBI Investments Inc.	0.00%	0.61%	0	1,268,938	1,234,700	0	0	0	0	496,383	216,813	0	0	0	0
Freestone Capital Management, LLC	0.00%	0.41%	0	845,311	104,279	0	9,555	111,538	544,621	528,468	537,494	516,514	0	0	0
Los Angeles Capital Management and Equity Research, Inc.	0.00%	0.33%	0	687,579	673,026	480,000	170,913	92,910	93,435	93,435	93,435	0	0	0	54,538
FORT, L.P.	0.00%	0.32%	0	669,546	463,009	200,418	196,591	223,576	168,106	124,581	79,505	42,954	0	0	0
Arrowstreet Capital, L.P.	0.00%	0.31%	0	633,449	0	0	77,000	375,800	209,000	0	352,002	0	0	0	0
Todd Asset Management, LLC	0.00%	0.29%	0	595,587	564,282	0	311,102	0	0	0	0	0	0	0	0
Federated MDTA, LLC	0.00%	0.27%	0	567,836	558,464	563,491	45	11,517	0	140	5,315	8,278	21,024	37,360	37,521
Fidelity Investments Canada ULC	0.00%	0.26%	0	538,199	1,047,311	710,431	403,051	177,600	0	91,061	93,461	30,361	9,661	9,261	9,261
AXA Rosenberg Investment Management, LLC (U.S.)	0.00%	0.26%	0	529,500	0	0	0	3,400	8,700	374,740	7,200	0	0	0	0
Schroder Investment Management, LTD	0.00%	0.25%	0	517,168	526,843	522,636	152,700	537,668	0	0	6,278	6,278	546,900	0	20,600
Man Investments, LTD (Asset Management)	0.00%	0.22%	0	453,122	65,750	40,654	97,142	36,784	10,910	138,121	156,300	139,171	16,003	0	48,632
Tikehau Investment Management	0.00%	0.21%	0	424,731	606,991	181,477	181,477	71,477	100,000	0	0	0	0	0	0
First Trust Advisors, L.P.	0.00%	0.20%	0	413,320	635,072	300,961	151,950	849,982	694,690	655,293	0	123,169	357,424	0	0
KBI Global Investors, LTD	0.00%	0.16%	0	326,744	304,327	209,611	193,432	0	0	0	0	0	194,200	362,422	327,296
Nationwide Asset Management, LLC	0.00%	0.16%	0	326,529	327,366	253,508	229,745	196,934	217,413	284,875	290,734	416,796	489,755	455,115	0
HAP Trading, LLC.	0.00%	0.14%	0	291,648	0	18,935	0	0	0	0	0	0	24,153	0	0
Continental Advisors, LLC	0.00%	0.14%	0	285,642	228,142	202,142	0	0	0	0	20,000	0	30,000	0	0
Churchill Management Corporation	0.00%	0.11%	0	228,154	225,362	0	0	0	68,922	0	0	21,577	20,659	20,733	0
Azimuth Capital Management, LLC	0.00%	0.10%	0	207,505	203,860	131,085	0	0	0	0	0	0	0	0	41,250
Century Capital Management, LLC	0.00%	0.09%	0	184,852	184,852	0	0	0	0	0	0	0	0	0	0
DuPont Capital Management Corporation	0.00%	0.09%	0	176,828	0	0	0	25,900	117,100	0	0	0	0	0	0
Fideuram Asset Management (Ireland), LTD	0.00%	0.09%	0	176,755	170,046	138,907	0	0	0	0	0	0	0	0	59,697
St. Denis J. Villere & Co., LLC	0.00%	0.08%	0	162,550	161,650	168,200	122,400	123,800	114,900	0	0	0	0	0	0
Janney Montgomery Scott LLC	0.00%	0.08%	0	155,640	157,426	0	26,740	29,375	27,851	27,851	27,851	34,590	35,225	39,341	36,735
Lazard Asset Management, LLC (U.S.)	0.00%	0.07%	0	154,934	32,579	20,992	0	282,331	162,629	0	0	0	269,400	275,200	659
Wellington Management Company, LLP	0.00%	0.07%	0	145,517	0	0	28,283	13,299	159,016	0	13,679	23,644	112,259	0	0
D.E. Shaw & Company, L.P.	0.00%	0.07%	0	136,395	0	296,392	161,872	49,534	0	439,551	1,717,130	2,569,102	4,028,127	2,709,386	2,022,565
Twin Capital Management, Inc.	0.00%	0.06%	0	133,763	139,643	0	0	0	0	0	0	0	0	0	0
MEAG Munich Ergo Asset Management GmbH	0.00%	0.06%	0	129,549	0	0	0	0	0	0	0	0	0	0	0
Capital World Investors (U.S.)	0.00%	0.06%	0	126,357	0	0	0	0	0	0	0	0	0	0	0
Decade Capital Management, LLC	0.00%	0.06%	0	125,000	125,000	125,000	125,000	125,000	125,000	0	0	0	0	0	0
Renaissance Technologies, LLC	0.00%	0.06%	0	123,088	816,400	850,300	0	478,100	1,314,300	918,800	0	609,600	2,054,500	1,770,000	0
Elkfork Partners, LLC	0.00%	0.06%	0	119,816	0	0	0	0	0	0	0	0	0	0	0
BT Investment Management	0.00%	0.06%	0	117,205	66,814	0	0	0	10,034	14,700	6,300	8,700	11,800	17,800	17,800
Loudon Investment Management, LLC	0.00%	0.05%	0	109,100	107,925	0	0	0	0	0	0	0	0	0	0
Guggenheim Funds Investment Advisors, LLC	0.00%	0.05%	0	108,959	185,434	0	0	0	0	0	0	0	0	0	0
Cubic Asset Management, LLC	0.00%	0.05%	0	106,495	103,255	0	0	0	0	0	0	0	0	0	0
Korea Investment Corporation	0.00%	0.05%	0	106,000	10,800	34,100	66,000	33,600	0	40,600	39,200	32,600	116,800	75,700	132,100
Corient Capital Partners, LLC	0.00%	0.05%	0	102,310	90,367	0	0	0	0	0	0	0	0	0	0
Numeric Investors, LLC	0.00%	0.05%	0	101,800	147,400	145,700	0	0	0	0	0	601,900	731,232	63,100	0
Glen Harbor Capital Management, LLC	0.00%	0.05%	0	98,672	0	0	0	0	0	0	0	0	0	0	0
Jane Street Capital, LLC	0.00%	0.05%	0	97,535	76,963	35,163	17,012	11,079	0	0	0	8,467	0	14,090	22,996
Sanlam FOUR Investments U.K., LTD	0.00%	0.04%	0	91,600	63,100	0	0	0	0	0	0	0	0	0	0
Walleye Trading, LLC	0.00%	0.04%	0	88,700	26,516	0	0	0	625,504	0	25,506	0	0	8,553	0
Royal London Asset Management, LTD	0.00%	0.04%	0	86,702	86,702	86,702	58,000	86,702	95,113	59,160	0	0	0	64,236	64,505
Robert W. Baird & Company, Inc.	0.00%	0.04%	0	83,598	172,997	168,951	164,696	142,944	114,936	27,560	0	0	30,090	0	0
Wolverine Asset Management, LLC	0.00%	0.04%	0	81,800	0	0	0	0	0	0	0	0	0	0	0
FDx Advisors, Inc.	0.00%	0.04%	0	80,621	78,768	74,708	67,643	62,654	0	0	8,800	9,210	0	0	0
Alpha Omega Wealth Management, LLC	0.00%	0.04%	0	79,656	84,366	73,893	72,355	68,414	0	0	0	0	0	0	0
Lofoten Asset Management, LTD	0.00%	0.04%	0	77,800	77,800	77,800	0	0	0	0	0	0	0	0	0
Meadow Creek Investment Management, LLC	0.00%	0.04%	0	77,528	0	0	0	0	0	0	0	0	0	0	0
Soros Fund Management, LLC	0.00%	0.04%	0	76,600	0	0	0	0	0	0	0	0	59,665	0	0
BNP Paribas Asset Management (France)	0.00%	0.04%	0	76,212	120,164	230,811	139,715	88,909	12,472	12,769	0	0	0	0	0
Quantitative Investment Management, LLC	0.00%	0.04%	0	73,900	31,200	0	17,800	0	150,500	0	0	20,300	8,500	49,900	0
Laffer Investments, Inc.	0.00%	0.03%	0	71,760	41,680	41,680	50,320	50,320	50,320	50,320	0	0	0	0	0
Laurion Capital Management, L.P.	0.00%	0.03%	0	69,800	0	133,600	0	0	17,400	0	0	0	0	0	0
Saracen Fund Managers, LTD	0.00%	0.03%	0	69,500	69,500	59,500	0	0	0	0	0	0	0	0	0
THEAM S.A.S.	0.00%	0.03%	0	68,667	100,898	129,703	92,085	48,602	31,854	27,470	33,947	7,433	0	15,279	17,092
Arca Fondi SGR S.p.A.	0.00%	0.03%	0	67,788	0	73,622	0	0	0	34,136	0	0	0	0	0
National Investment Services, Inc.	0.00%	0.03%	0	66,493	84,185	85,995	85,243	55,742	56,111	55,633	53,315	0	0	0	0
Fiera Capital Corporation (Asset Management)	0.00%	0.03%	0	64,298	47,349	47,349	53,826	50,796	49,548	49,548	0	0	0	77,100	69,400
Round Hill Asset Management, Inc.	0.00%	0.03%	0	60,745	0	0	0	0	0	0	0	0	0	0	0

Barclays Bank PLC (Wealth and Investment Management)	0.00%	0.03%	0	60,147	40,285	49,867	23,013	0	0	0	900	900	1,300	32,561	6,300
Parallax Volatility Advisers, L.P.	0.00%	0.03%	0	58,505	8,847	0	0	0	150	14,039	10,889	21,120	90,341	17,393	74,817
First Republic Investment Management, Inc.	0.00%	0.03%	0	57,666	57,932	61,071	11,938	11,525	0	0	0	0	6,459	0	0
Flinton Capital Management, LLC	0.00%	0.03%	0	56,384	0	0	0	0	0	0	0	0	0	0	0
Otter Creek Management, Inc.	0.00%	0.03%	0	54,630	54,630	54,630	54,630	54,630	54,630	62,000	0	0	0	0	0
Peak6 Capital Management, LLC	0.00%	0.03%	0	53,297	43,638	1,918	44,448	0	367,242	56,541	39,480	0	0	109,512	28,764
Quoniam Asset Management GmbH	0.00%	0.02%	0	51,478	0	0	0	0	0	0	0	0	0	0	0
Alaska Retirement Management Board	0.00%	0.02%	0	50,252	47,265	72,271	0	0	8,860	8,860	8,860	8,860	9,640	9,640	9,640
Alethea Capital Management, LLC	0.00%	0.02%	0	47,942	0	75,241	71,275	0	0	10,952	0	77,879	0	0	0
GeoWealth Management, LLC	0.00%	0.02%	0	45,669	31,548	20,983	0	0	0	0	0	0	0	0	0
Alpha Architect, LLC	0.00%	0.02%	0	45,522	57,082	0	0	37,330	36,591	45,054	0	18,258	0	0	0
Bell Rock Capital Management, LLP	0.00%	0.02%	0	45,133	0	68,340	0	0	0	0	0	0	75,109	59,703	0
Midas Management Corp.	0.00%	0.02%	0	43,900	43,900	43,900	0	0	0	0	0	0	0	0	0
Nomura Securities Company, LTD (Broker)	0.00%	0.02%	0	41,764	106,096	0	0	0	179,118	107,597	26,626	35,941	10,324	63,347	166,669
Johnson Financial Group, Inc.	0.00%	0.02%	0	41,432	42,185	42,142	38,389	37,802	886	886	1,646	46	46	0	0
Brinker Capital, Inc.	0.00%	0.02%	0	41,204	25,185	28,338	14,936	11,398	0	0	0	0	0	0	0
Ada Investment Management, L.P.	0.00%	0.02%	0	40,826	40,826	40,826	40,826	40,826	0	0	0	0	0	0	0
BCGE Asset Management S.A.	0.00%	0.02%	0	40,530	40,530	0	0	0	0	0	0	0	0	0	0
LSV Asset Management	0.00%	0.02%	0	39,400	20,900	0	0	0	0	0	0	0	0	0	0
Lombard Odier Asset Management Europe, LTD	0.00%	0.02%	0	38,428	0	40,812	24,665	21,174	13,396	0	0	0	0	0	0
Tilney Bestinvest	0.00%	0.02%	0	38,238	29,266	29,803	22,073	21,875	21,220	23,760	22,359	25,457	15,314	6,507	0
Livingston Group Asset Management Company	0.00%	0.02%	0	38,060	34,350	25,040	0	0	0	0	0	0	0	0	0
Meeder Asset Management, Inc.	0.00%	0.02%	0	37,275	6,907	28,030	17,255	23,009	0	0	0	19,197	17,975	18,084	16,354
Gutmann KAG	0.00%	0.02%	0	36,909	62,023	8,000	8,000	12,781	21,390	0	0	0	0	0	0
Azimut Capital Management SGR S.p.A.	0.00%	0.02%	0	34,000	34,000	34,000	493,000	493,000	322,000	322,000	392,000	392,000	246,000	246,000	0
Zmartic Fonder AB	0.00%	0.02%	0	33,825	33,825	0	0	0	0	0	0	0	0	0	0
Barclays Bank PLC (Funds and Advisory)	0.00%	0.02%	0	33,820	28,480	18,089	16,599	0	0	0	0	0	0	12,140	6,300
SG Americas Securities, LLC	0.00%	0.02%	0	33,735	52,615	0	20,842	7,222	1,578,951	26,522	102,783	210,384	179,189	300,300	326,364
Sicart Associates, LLC	0.00%	0.02%	0	33,500	0	0	0	0	0	0	0	0	0	0	0
Meiji Yasuda Asset Management Company, LTD	0.00%	0.02%	0	32,710	31,970	0	0	0	0	0	0	0	0	0	0
Premier Asset Management, LLC	0.00%	0.02%	0	32,100	32,100	0	0	0	0	0	0	0	0	0	0
Spot Trading, LLC	0.00%	0.02%	0	31,326	27,537	27,437	20,032	2,439	29,829	16,131	24,233	5,853	0	134	75,542
Amica Mutual Insurance Company	0.00%	0.02%	0	31,200	31,200	31,200	31,200	31,200	0	0	0	0	0	0	0
Paloma Partners Management Company	0.00%	0.01%	0	30,986	0	140,194	47,592	0	18,514	35,987	20,046	9,362	24,093	19,301	0
Barings, LLC	0.00%	0.01%	0	30,705	0	0	10,405	49,905	36,805	79,505	25,705	25,705	62,505	25,205	9,205
LPL Financial, LLC (Broker)	0.00%	0.01%	0	30,612	11,811	26,010	18,919	22,262	17,800	14,979	18,132	26,558	17,241	6,705	0
Handelsbanken Asset Management (Sweden)	0.00%	0.01%	0	30,088	30,088	0	0	32,997	48,478	35,771	31,572	30,202	25,508	23,899	27,838
Guggenheim Partners Investment Management, LLC	0.00%	0.01%	0	28,877	0	0	0	0	0	17,848	14,488	24,215	81,276	158,952	280,127
Amundi Hong Kong, LTD	0.00%	0.01%	0	27,373	27,373	27,373	0	0	0	0	0	0	0	0	0
WEDGE Capital Management, LLP	0.00%	0.01%	0	26,419	27,559	27,789	0	0	959,025	0	22,050	22,050	22,025	0	0
Natixis Asset Management	0.00%	0.01%	0	25,910	22,712	23,350	1,450	0	0	0	0	0	0	6,001	0
Pacer Advisors, Inc.	0.00%	0.01%	0	25,276	24,078	4,048	3,955	3,550	0	0	0	0	0	0	0
Stifel, Nicolaus & Company, Inc.	0.00%	0.01%	0	24,404	10,892	2,042	2,686	2,957	1,441	10,595	395	250	0	0	0
JT Stratford, LLC	0.00%	0.01%	0	24,353	0	0	0	0	0	0	0	0	0	0	0
Northwestern Mutual Investment Management Company, LLC	0.00%	0.01%	0	23,816	21,675	8,562	9,009	35,005	40,467	40,466	40,378	0	0	0	0
McRae Capital Management, Inc.	0.00%	0.01%	0	23,025	24,775	24,875	19,725	0	0	0	0	0	0	0	0
Palo Capital, Inc.	0.00%	0.01%	0	22,884	17,809	68,926	0	0	0	0	0	0	0	0	0
AMP Capital Investors (New Zealand), LTD	0.00%	0.01%	0	22,800	0	0	0	0	0	0	0	0	0	0	0
Squarepoint OPS, LLC	0.00%	0.01%	0	22,353	0	130,776	110,977	34,463	0	7,530	0	0	0	0	0
Migdal Mutual Funds, LTD	0.00%	0.01%	0	22,197	12,693	9,853	10,042	0	0	65,104	35,945	0	26,138	0	0
Gideon Capital Advisors, Inc.	0.00%	0.01%	0	22,007	0	0	0	0	0	0	0	0	0	0	0
CSS, LLC	0.00%	0.01%	0	21,738	33,867	25,221	0	0	187,931	0	0	0	0	0	0
Vision2020 Wealth Management Corporation	0.00%	0.01%	0	21,113	28,399	26,034	0	0	0	0	0	0	0	0	0
Wellesley Investment Partners, LLC	0.00%	0.01%	0	20,860	22,347	19,607	16,911	16,566	0	0	0	0	0	0	0
Independent Financial Partners	0.00%	0.01%	0	20,390	22,065	8,068	9,052	5,995	0	0	0	0	0	0	0
IPSOL Capital, Inc	0.00%	0.01%	0	20,191	0	0	0	0	0	0	0	0	0	0	0
Investor Asset Management BVBA	0.00%	0.01%	0	20,188	11,487	11,487	11,487	0	0	0	0	0	0	0	0
Lazard Asset Management, LTD (U.K.)	0.00%	0.01%	0	19,407	14,871	5,292	0	0	0	0	0	0	0	0	0
IFC Holdings, Inc. (Florida)	0.00%	0.01%	0	19,273	19,271	20,731	21,046	21,046	21,046	21,046	21,046	21,046	21,046	8,668	0
Eqis Capital Management, Inc.	0.00%	0.01%	0	18,666	19,611	13,012	11,559	14,728	7,341	7,092	6,977	6,143	0	0	0
StanCorp Investment Advisers, Inc	0.00%	0.01%	0	18,588	18,588	18,588	18,588	18,588	18,588	18,588	18,588	18,328	0	0	0
Sit Investment Associates, Inc.	0.00%	0.01%	0	18,300	18,300	67,865	1,148,185	1,018,085	1,055,785	1,403,635	1,369,120	1,096,142	0	0	0
Carl Domino, Inc.	0.00%	0.01%	0	18,235	53,155	41,110	42,040	0	0	0	0	0	0	0	0
Jensen Investment Management, Inc.	0.00%	0.01%	0	17,440	19,500	20,230	0	10,850	0	0	0	0	14,820	0	0
First Interstate Wealth Management	0.00%	0.01%	0	17,440	217	0	0	0	0	0	0	0	0	0	0
Huntington Asset Advisors, Inc.	0.00%	0.01%	0	17,224	22,254	18,648	3,503	18,127	3,713	7,419	3,713	7,413	0	0	0
Lazard Asset Management Pacific Company	0.00%	0.01%	0	17,100	17,100	15,700	0	0	0	0	0	0	0	0	0
Bryn Mawr Capital Management, Inc.	0.00%	0.01%	0	17,071	17,071	17,071	17,071	17,071	17,071	0	16,363	0	0	0	13,270
Dreman Value Management, LLC	0.00%	0.01%	0	16,996	0	0	0	0	0	0	0	0	0	0	0
DFA Australia, LTD	0.00%	0.01%	0	15,506	0	0	0	0	0	0	0	0	0	0	0
Allianz Investment Management LLC	0.00%	0.01%	0	15,186	15,186	0	0	0	0	0	0	0	0	0	0
Morgan Stanley Investment Management, LTD (U.K.)	0.00%	0.01%	0	15,000	27,000	27,000	27,000	16,000	24,200	500	473	0	0	0	0
Manulife Asset Management (Hong Kong), LTD	0.00%	0.01%	0	14,928	14,928	14,928	16,162	16,162	0	0	0	0	0	0	0
OppenheimerFunds, Inc	0.00%	0.01%	0	14,635	13,678	12,226	9,600	8,747	0	0	0	0	0	61,780	669,030
HSBC Global Asset Management (France)	0.00%	0.01%	0	14,349	19,350	21,625	13,297	12,131	13,465	0	13,762	11,809	12,134	13,676	13,676
CIBC World Markets Corp.	0.00%	0.01%	0	14,338	0	0	0	0	400,000	0	0	0	0	0	0
FFCM, LLC	0.00%	0.01%	0	14,071	11,258	9,641	2,697	783	638	0	0	0	0	0	0
Pictet Asset Management, LTD	0.00%	0.01%	0	13,864	13,862	13,700	8,800	8,800	8,800	8,800	0	0	0	0	0
DNB Asset Management AS	0.00%	0.01%	0	13,766	13,566	13,566	13,566	4,266	4,266	4,266	4,266	0	0	0	11,866
Cetera Advisors LLC	0.00%	0.01%	0	13,700	14,907	15,149	0	0	29,968	30,428	0	0	0	0	0
La Banque Postale Asset Management	0.00%	0.01%	0	12,993	3,913	3,795	3,795	2,326	2,362	9,701	9,730	9,400	9,091	0	0
ING Bank N.V. (Netherlands)	0.00%	0.01%	0	12,806	9,039	0	0	0	0	0	10,850	10,850	0	0	0
Group One Trading, L.P.	0.00%	0.01%	0	12,538	0	0	0	0	421,285	119,733	62,420	57,980	0	0	62,752
HighTower Advisors, LLC	0.00%	0.01%	0	12,275	13,043	0	31,394	44,172	45,946	0	41,939	29,869	28,188	27,610	24,921
Sterneck Capital Management, LLC	0.00%	0.01%	0	12,181	12,181	12,181	30,181	31,181	31,181	0	6,615	6,615	6,615	6,615	0
Capital Investment Counsel, Inc. (North Carolina)	0.00%	0.01%	0	12,150	11,300	0	0	0	0	0	0	0	0	0	0
Snow Capital Management, L.P.	0.00%	0.01%	0	12,000	93,755	0	0	0	0	0	0	0	0	0	0
Fidelity International Limited - FIL Investissements SAS	0.00%	0.01%	0	11,864	24,944	49,487	51,157	50,972	38,613	35,715	33,178	38,497	41,654	27,688	0
Parkwood, LLC	0.00%	0.01%	0	11,531	0	0	0	0	0	0	0	0	0	0	0
UMB Investment Advisors	0.00%	0.01%	0	11,105	11,105	10,251	0	0	0	0	0	0	0	0	0
Evercore Wealth Management, LLC	0.00%	0.01%	0	10,988	966	966	966	0	13,068	12,531	12,531	12,531	12,531	12,531	10,463
Meeschaert Asset Management S.A.	0.00%	0.01%	0	10,404	10,404	0	0	0	0	0	0	0	0	0	0
Pacad Investment, LTD	0.00%	0.01%	0	10,400	0	135,429	57,000	0	14,400	0	10,100	0	0	0	0
Total % Shares Held Continuously for 3 Years	**42.03%**														



STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

July 5, 2017

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On April 13, 2017, we submitted a letter (the "Initial No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons set forth in that letter, it may exclude the shareholder proposal and supporting statement (the "Proposal") initially submitted on March 18, 2017 and subsequently submitted in revised form on March 28, 2017, in each case, prepared and submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") as the Proponent's designated proxy, for inclusion in the proxy materials ("2017 Proxy Materials") that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders.

On April 19, 2017, the Company received a copy of a letter submitted by James McRitchie "on behalf of Kenneth Steiner." On April 26, 2017, the Company received a subsequent letter from Mr. Chevedden (the "Chevedden Letter"). We responded to those letters in a letter to the Staff on May 1, 2017 (the "May 1 Letter" and, together with the Initial No-Action Request and this letter, collectively, the "No-Action Request"). Since the Chevedden Letter and prior to receipt of the June 29 Letter (as defined below), Mr. Chevedden submitted ten additional letters to the Staff, which the Company believes have lacked merit and thus required no response.

On June 29, 2017, the Company received a copy of another letter submitted by Mr. Chevedden (the "June 29 Letter") bringing the total number of letters received on behalf of the Proponent to 13 as of the date hereof. Though we believe that the June 29 Letter similarly lacks any merit or relevancy, the Company desires to make its position clear regarding the issue belatedly raised by Mr. Chevedden in the June 29 Letter. The second paragraph of the June 29 Letter states that "the company does not claim that even one of these 20 institutional holders can unilaterally decide for all the shares under their listing to support shareholder proxy access as a participant to make up required 3% of outstanding stock." The third and fourth paragraphs of the June 29 Letter continue that theme by suggesting that the No-Action Request is somehow deficient by failing to "claim" or "guess" as to whether at least one of its institutional shareholders could marshal a specified amount of shares for participation in a nominating group.

We submit that the June 29 Letter would require a standard that is not realistically possible to meet in the absence of a specific proposal by a shareholder or group of shareholders where the Company can require the submission of information to determine whether the requirements of Section 21 of the Company's Bylaws (including the requisite share ownership) can be verified. Outside that context, the Company is only able to determine share ownership by examining Schedules 13D, Schedules 13G, or Forms 13-F filed by investors. For example, we note that the latest Schedule 13G/A filed by Black Rock, Inc. showed beneficial ownership of 12.8% of the Company's outstanding shares and that it had sole voting power over 23,926,611 shares and sole dispositive power over 26,415,345 shares.

Going beyond publicly available information that can be reasonably expected to be reliable should not be the standard for the No-Action Request. The integrity of the shareholder proposal process would be undermined if registrants are required to "guess" or otherwise speculate as to a shareholder's authority.

CONCLUSION

We continue to believe that the Initial No-Action Request, as supplemented by the May 1 Letter and this letter, as well as the no-action precedent on which they are based, reflect a proper interpretation of Rule 14a-8(i)(10) and demonstrate that the Company's Proxy Access Bylaw compares favorably with the Proposal because it achieves the essential objective of providing a meaningful proxy access right. Shareholders should not have to consider such matters that have already been favorably acted upon by the board and management and can thereby avoid the unnecessary burden and expense that would otherwise be incurred by the registrant.

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully reiterate our request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2017 Proxy Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

cc: John Chevedden (as proxy for Kenneth Steiner)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

June 29, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 13 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

The company talks about its 20 largest institutional holders of company stock on page 8 of its initial letter. However the company does not claim that even one of these 20 institutional holders can unilaterally decide for all the shares under their listing to support shareholder proxy access as a participant to make up required 3% of outstanding stock.

The company does not even claim that, for example, at just one of its major institutional holders that every share under an institutional investor such as Goldman Sachs Group is voted the exact same way for even one ballot item.

If 1.0% of company shares were listed under Goldman Sachs the company does not even attempt to guess whether Goldman Sachs could marshal in a limited amount of time 0.9% or more of its company stock or as little as 0.1% of its company stock. In other words does Goldman Sachs have authority to join, on behalf of the shares invested in the company, a proxy access aggregation on behalf of more than 90% of shares listed under Goldman Sachs or as little as 10%?

This point was raised at the 2017 Rule 14a-8 Stakeholder Meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

June 27, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 12 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

The company talks about its 20 largest institutional holders of company stock on page 8. However the company does not claim that even one of these 20 can unilaterally can decide for all the shares under their listing to support shareholder proxy access as a participant to make up required 3% of outstanding stock.

Additional information may be submitted on this point by the end of this week.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner
Scott W. Andreasen <scott.andreasen@hrblock.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***.

*** FISMA & OMB Memorandum M-07-16 ***.

May 24, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 11 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

This was published by the Manhattan Institute on April 19, 2017:
"Most shareholders are not engaged in shareholder-proposal activism. In 2016 and 2017 to date, no institutional investor has sponsored a shareholder proposal, except for those affiliated with a labor union or public-employee pension plan or those with a social-investing, public-policy, or religious purpose. Such institutional investors have sponsored only 1% of all shareholder proposals dating back to 2006."

Based on to the Manhattan Institute text the company now has theoretical proxy access for the shareholders who would never submit a rule 14a-8 proposal asking for proxy access.

Plus the procedure to submit a proposal asking a company to adopt proxy access is now fairly well established for almost any company that does not already have shareholder proxy access. On the other hand the means for qualifying as one of 20 shareholders of a specific company has no prior use to rely on for guidance. Plus there is a lot of variance on the technicalities of qualifying as one of the 20 participants among different companies.

Attached is an article this week on how big holders are laissez-faire on important governance issues.

Preparation of addition responses has started.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Pages 38 through 42 redacted for the following reasons:
- -
Copyrighted Material Omitted

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 18, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 10 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

Although not believed necessary the attached letter is provided.

Preparation of addition responses has started.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ladies and Gentlemen:

This letter authorizes the April 17, 2017 letter by James McRitchie on my behalf in regard to my 2017 rule 14a-8 proposal to HRB.

I also authorize Mr. McRitchie to submit future letters to the Office of Chief Counsel on my behalf in regard to my rule 14a-8 proposals.

Sincerely,



5-17-2017

Kenneth Steiner   Date

cc: James McRitchie

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 17, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 9 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

This was published by the Manhattan Institute on April 19, 2017:
"Most shareholders are not engaged in shareholder-proposal activism. In 2016 and 2017 to date, no institutional investor has sponsored a shareholder proposal, except for those affiliated with a labor union or public-employee pension plan or those with a social-investing, public-policy, or religious purpose. Such institutional investors have sponsored only 1% of all shareholder proposals dating back to 2006."

In other words the company now has theoretical proxy access for an unlimited combination of 20 participants who would not make use of it.

Preparation of addition responses has started.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 16, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 8 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

The company cites the proxy access proposals at NVR and Oshkosh. NVR and Oshkosh were looking to avoid rule 14a-8 proxy access proposals by doing as little as possible – but still meeting evolving minimum standards. Thus, although each company made changes in their proxy access provisions, they avoided increasing the number of participants. They could have done so little as increase the number of participants by 5 – but apparently sought more toothless changes while still meeting evolving minimum standards. NVR and Oshkosh arguably voted with their feet in concluding that increasing the number of participants beyond 20 could have real impact.

Although hundreds of companies have adopted HRB-type proxy access it is so far a dormant right for shareholders.

Preparation of addition responses has started.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

RESOLVED: The specified subsections of Article III, Section 3.16 of the Corporation's Bylaws are hereby amended as follows:

(a) Delete "no more than twenty (20)."
(e) Replace "three (3) business days" with "five (5) business days."
(f) Replace "five percent (5%)" with "three percent (3%)"; delete "provided that the number of shareholders and other persons whose ownership of shares of capital stock of the corporation is aggregated for such purpose shall not exceed twenty (20), and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose;" and, in paragraph (vii), change "continue to own the Required Shares" to "remain a shareholder."

SUPPORTING STATEMENT

NVR's recently enacted proxy access bylaw is effectively unusable by all but NVR's largest shareholders. Among other onerous provisions, it requires 5% share ownership by the nominating shareholder(s) and limits the number of shareholders (to 20) that can aggregate shares to satisfy the ownership requirement.

In contrast, the SEC, following extensive analysis when enacting its since-vacated proxy access Rule, concluded that (a) a 5% ownership threshold "may not be consistently and realistically viable, even by shareholder groups," and so set a 3% threshold, and (b) rejected a limit on the size of the shareholder group.

Based on public filings by NVR shareholders, it appears impossible to form a group of just 20 qualifying shareholders, excluding insiders, with 5% ownership unless one or more of the 20 largest beneficial owners of NVR shares joined in. NVR's bylaw could thus deprive all shareholders of the ability to vote for alternate nominees on its proxy card.

Moreover, NVR's group size limit is even more restrictive that it may appear because, under its bylaw, mutual fund families and public pension systems that are under common management, but under the investment control of each fund's respective board, would be counted as multiple shareholders. See NVR bylaws at:
http://www.sec.gov/Archives/edgar/data/906163/000156459015009895/nvr-ex31_451.htm

The proposed amendments would lower from 5% to 3% the ownership requirement, eliminate the limit of 20 on shareholders aggregating shares, and increase from 3 days to 5 days the recall period required to count loaned shares as eligible. They also change Section 3.16(f)(vii) because long-term investors whose shareholdings may fluctuate because they (a) hold indexed shares and/or (b) delegate discretionary investment authority to external managers, could not readily represent that they will still own all Required Shares one year after the annual meeting.

We believe viable proxy access will enhance shareholder value. A 2014 CFA Institute study concluded that proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption" and could raise overall US market capitalization by up to $140.3 billion if adopted market-wide. (http://www.cfapubs.org/doi/pdf/10.2469/ccb.v2014.n9.1)

The proposed amendments are consistent with the SEC's vacated proxy access Rule (https://www.sec.gov/rules/final/2010/33-9136.pdf); and the Council of Institutional Investors' "Proxy Access: Best Practices" (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf).

Through November 2015, more than 70 companies have proxy access bylaws for 3% shareholders.

We urge shareholders to vote FOR this proposal.

[OSK – Rule 14a-8 Proposal, August 8, 2016 – This line is not for publication]

Proposal [4] - Shareholder Proxy Access Enhancement

RESOLVED: Shareholders ask our Board of Directors to adopt, and present for shareholder approval, an enhancement package for the company bylaws allowing shareholder nominated candidates to be included in the company's proxy materials, with essential elements for substantial implementation as follows:

1. The "Minimum Number" of shares of the Company's common stock required to nominate shall be 3%, instead of 5%, as specified in current bylaws.
2. The number of shareholder-nominated candidates eligible to appear in proxy materials shall be one quarter of the directors then serving or two, whichever is greater. With twelve directors, current bylaws allow only up to two proxy access candidates. These amendments will allow for up to three, potentially enabling proxy access candidates to serve on each of the Company's three committees without being over-extended.
3. No limitation shall be placed on the number of shareholders that can aggregate their shares to ~~achieve the 3%~~ "Required Shares," outstanding shares of the Company ~~entitled to~~ vote in the election of directors. Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most companies examined by the Council of Institutional Investors.
4. No limitation shall be placed on the re-nomination of shareholder nominees based on the number or percentage of votes received in any election. Such limitations do not facilitate the shareholders' traditional state law rights and add unnecessary complexity.
5. The bylaws shall not require that a nominator provide a statement of intent to continue to hold the required percentage of shares after the annual meeting.
6. Loaned securities shall be counted as belonging to a nominating shareholder if the shareholder represents it:
(a) has the legal right to recall those securities for voting purposes,
(b) will vote the securities at the shareholder meeting and
(c) will hold those securities through the date of the annual meeting.
Loaning securities to a third party with recall provisions greater than five days is not inconsistent with a long-term investment in a company.

Shareholder proxy access at US companies would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion. This is according to a cost-benefit analysis by the Chartered Financial Analyst Institute, *Proxy Access in the United States: Revisiting the Proposed SEC Rule*. Although our company adopted a proxy access bylaw, it contains troublesome provisions that significantly impair the ability of shareholders to use it. Adoption of this requested enhancement package would largely remedy that situation.

Please vote to enhance shareholder value:

Shareholder Proxy Access Enhancement – Proposal [4]

[The above line is for publication.]

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 15, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

The company does not claim that its existing version proxy of access (not amended) gives proxy access to shareholders who have a history of activism. The company does not give a reason why shareholders who have a history of activism should be excluded from proxy access participation except as surplus participants. For instance when 19 or fewer participants can comfortably meet the 3% for 3-years requirement.

No company has come back with a survey that claims to show that its independent shareholders do not want a right to vote on increasing the number of participants beyond 20.

Does the company claim there is real proxy access when the shareholders, who are most likely to make use of it, are excluded as a practical matter?

Is it real proxy access when big law firms, who have dozens of clients resistant to rule 14a-8 proposals via the no action process, advertise their services in adopting "preemptory" proxy access like this company now has? What kind of fear are these big firms trying to instill in clients to induce companies to sign up for their help to adopt proxy access like this company already has. The fear of real practical proxy access as opposed to theoretical proxy access?

No company has put forth reasons that large passive shareholders would likely become activist shareholders in the realm of proxy access.

Preparation of addition responses has started.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 9, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

No-action determinations on proposals seeking to amend proxy access bylaws are still in early stages. As the company May 1, 2017 letter highlights, there is "no conformity" with respect to data provided. There have been many more decisions on no-action requests for proposals seeking to lower the threshold for special meetings.

The Staff can draw from the logic of decisions regarding that topic, since what constitutes substantial implementation of proposals seeking to lower the threshold of special meetings has long been settled. Requests to lower the threshold for special meeting requirements is very similar to requests to raise the number of shareholders that can participate on a nominating group for proxy access. See, for example, *Verizon Communications* (1/28/2010), *Halliburton* (2/12/2010 and on reconsideration 3/19/2010) and *Merck & Co.* (3/7/2012).

Although not believed necessary Mr. Kenneth Steiner is expected to authorize in writing Mr. James McRitchie's response to this proposal which is at least somewhat analogous to a friend of the court brief.

Preparation of addition responses has started.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 7, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

It is at least of interest that given that the company introduced Huntington Ingalls, that Huntington Ingalls shareholders just gave 35% support for the proxy access participant limit to be increased from 20 to 50 according to the attached filing.

Thus apparently 35% of Huntington Ingalls shareholders do not agree that increasing proxy access participants to 50 (which is less than this proposal calls for) makes little difference.

And the 35%-support can be regarded as understating the shareholder support because 35%-support means that more that 35% of Huntington Ingalls shareholders, who are informed on governance matters, voted in favor.

If 6 million of the 23 million Huntington Ingalls shares that voted "against" this topic also wanted to keep the right to vote "for" or "against" this topic – then a majority of voted shares at Huntington Ingalls wanted at least a right to vote "for" or "against" on the topic of increasing the number of proxy access participants beyond 20.

It would be reasonable for the owners of at least 6 million of the 23 million Huntington Ingalls shares that voted "against" to vote "for" at a company that has inferior governance and/or performance compared to Huntington Ingalls.

The 35%-support and additional projection of potential support for at least a right to vote on this topic does not seem in agreement with the company May 1, 2017 conclusion that begins with, "Shareholders should not have to consider such matters …"

The company cited no precedent of a rule 14a-8 proposal topic, that shareholders want to vote on or have a say on, being routinely excluded from annual meeting ballots.

Preparation of addition responses has started.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

Item 5.07 Submission of Matters to a Vote of Security Holders.

On May 3, 2017, Huntington Ingalls Industries, Inc. (the "Company") held its 2017 Annual Meeting of Stockholders (the "Annual Meeting"). Proxies for the Annual Meeting were solicited pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended. The following matters were submitted to a vote of the stockholders.

Item 1 - Election of Directors

Votes regarding the election of eight directors, for terms ending in 2018, were as follows:

Name	For	Withheld	Broker Non-Votes
Augustus L. Collins	37,042,808	306,089	3,803,386
Kirkland H. Donald	37,048,244	300,668	3,803,386
Thomas B. Fargo	35,745,196	1,603,736	3,803,386
Victoria D. Harker	37,002,263	346,634	3,803,386
Anastasia D. Kelly	37,024,182	324,730	3,803,386
Thomas C. Schievelbein	37,042,951	305,981	3,803,386
John K. Welch	37,044,322	304,575	3,803,386
Stephen R. Wilson	36,981,779	367,133	3,803,386

Item 2 - Proposal to Approve the Company's Executive Compensation on an Advisory Basis

Votes on a proposal to approve, on an advisory basis, the compensation of the Company's named executive officers were as follows:

For	Against	Abstentions	Broker Non-Votes
36,698,426	503,203	147,303	3,803,386

Item 3 - Proposal to Ratify the Appointment of the Company's Independent Auditors

Votes on a proposal to ratify the appointment of Deloitte & Touche LLP as the Company's independent auditors for 2017 were as follows:

For	Against	Abstentions	Broker Non-Votes
40,999,055	115,070	38,193	0

Item 4 – Proposal to Approve the Company's Performance-Based Compensation Policy to Preserve the Tax Deductibility of Performance-Based Compensation Payments

Votes on a proposal to approve the Company's Performance-Based Compensation Policy to preserve the tax deductibility of performance-based compensation payments were as follows:

For	Against	Abstentions	Broker Non-Votes
36,642,359	581,651	124,845	3,803,386

Item 5 – Stockholder Proposal to Amend the Company's Proxy Access Bylaw

Votes on a stockholder proposal to amend the Company's proxy access bylaw were as follows:

35%

For	Against	Abstentions	Broker Non-Votes
13,215,610	23,871,759	261,400	3,803,386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
May 3, 2017

HUNTINGTON INGALLS INDUSTRIES, INC.
(Exact name of registrant as specified in its charter)

DELAWARE	1-34910	90-0607005
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

4101 Washington Avenue, Newport News, Virginia	23607
(Address of principal executive offices)	(Zip Code)

(757) 380-2000
(Registrant's telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

☐ Emerging growth company

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 3, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

It is at least of interest that given that the company introduced Huntington Ingalls, that this morning Huntington Ingalls shareholders gave 35% support for the proxy access participant limit to be increased from 20 to 50.

Thus apparently 35% of Huntington Ingalls shareholders do not agree that increasing proxy access participants to 50 (which is less than this proposal calls for) makes little difference.

And the 35% support can be regarded as understated support because it means that more that 35% of Huntington Ingalls shareholders, who are informed on governance matters, voted in favor.

The final vote at Huntington Ingalls will be reported in 4-days.

Additional responses are being prepared.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

Item 5—Stockholder Proposal to Amend Our Proxy Access Bylaw

John R. Chevedden, ***FISMA & OMB Memorandum M-07-16*** has informed us that he intends to present the following proposal at the annual meeting and that he owns more than $2,000 of our common stock.

Stockholder Proposal and Supporting Statement

Proposal [4]—Shareholder Proxy Access Reform

Shareholders request that our board of directors replace the limit of 20 shareholders who are currently allowed to aggregate their shares to equal 3% of our stock owned continuously for 3-years in order to make use of our shareholder proxy access provisions adopted recently. The 20 shareholder limit is to be replaced with a limit of 50 on the number of shareholders who can aggregate their shares for the purpose of shareholder proxy access.

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria for a continuous 3-years at most companies examined by the Council of Institutional Investors. Additionally many of the largest investors of major companies are routinely passive investors who would be unlikely to be part of the proxy access shareholder aggregation process.

Under this proposal it is unlikely that the number of shareholders who participate in the aggregation process would reach an unwieldy number due to the rigorous rules our company adopted for a shareholder to qualify as one of the aggregation participants. Plus it is easy for our management to reject an aggregating shareholder because management simply needs to find one of a list of requirements lacking.

Please vote to enhance shareholder value:
Shareholder Proxy Access Reform—Proposal [4]

Board Recommendation

The Board recommends a vote AGAINST this proposal for the following reasons.

The changes requested by the stockholder proposal are unnecessary and unwarranted, as the company's proxy access bylaw already provides a meaningful and workable mechanism for stockholders to have their nominees included in the company's proxy materials, without subjecting the company and its other stockholders to unnecessary disruption or administrative burden by stockholders that do not have a significant economic stake in our company.

HII is committed to, and prides itself on, high standards of corporate governance and responsiveness to our stockholders. Consistent with this commitment, on January 28, 2016, the Board adopted a proxy access bylaw that permits a stockholder, or a group of up to 20 stockholders, owning 3% or more of our outstanding common stock continuously for at least three years, to nominate and include in our proxy materials director candidates constituting up to 25% of the Board or two directors, whichever is greater, provided that the stockholder(s) and the nominee(s) satisfy the requirements specified in our bylaws. The proxy access bylaw was implemented after careful consideration of current trends in corporate governance and input from stockholders, and we believe it reflects best practices in proxy access bylaws. Further, our proxy access bylaw is consistent with bylaws implemented to date by our peers and other public companies, and, to the extent its key terms deviate from market practice, our


Huntington
Ingalls
Industries
IMPORTANT ANNUAL MEETING INFORMATION

Electronic Voting Instructions

Available 24 hours a day, 7 days a week!

Instead of mailing your proxy, you may choose one of the voting methods described below to vote your proxy.

VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.

Proxies submitted by the Internet or telephone must be received by 11:59 p.m., Eastern Daylight Time, on May 2, 2017.

Vote by Internet

- Go to **www.envisionreports.com/HII**
- Or scan the QR code with your smartphone
- Follow the steps outlined on the secure website

Vote by telephone

- Call toll free **1-800-652-VOTE (8683)** within the USA, US territories & Canada on a touch tone telephone
- Follow the instructions provided by the recorded message

Using a **black ink** pen, mark your votes with an **X** as shown in this example. Please do not write outside the designated areas. 

Annual Meeting Proxy Card

q **IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE.** q

A The Board of Directors recommends a vote FOR the eight nominees for director.

1. Elect eight Directors:

Nominee	For	Withhold	Nominee	For	Withhold	Nominee	For	Withhold
01 - Augustus L. Collins	☐	☐	02 - Kirkland H. Donald	☐	☐	03 - Thomas B. Fargo	☐	☐
04 - Victoria D. Harker	☐	☐	05 - Anastasia D. Kelly	☐	☐	06 - Thomas C. Schievelbein	☐	☐
07 - John K. Welch	☐	☐	08 - Stephen R. Wilson	☐	☐			

B The Board of Directors recommends a vote FOR Proposals 2, 3 and 4 and AGAINST Proposal 5.

Proposal	For	Against	Abstain	Proposal	For	Against	Abstain
2. Approve executive compensation on an advisory basis.	☐	☐	☐	3. Ratify the appointment of Deloitte & Touche LLP as our independent auditors for 2017	☐	☐	☐
4. Approve our Performance-Based Compensation Policy to preserve the tax deductibility of performance-based compensation payments	☐	☐	☐	5. Stockholder proposal to amend our proxy access bylaw	☐	☐	☐

C Non-Voting Items

Change of Address — Please print your new address below.

Comments — Please print your comments below.

Meeting Attendance

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

May 2, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

The company cites the similar dustbin cases of *Borders* (March 11, 2008) and *Allegheny Energy* (February 19, 2008). These 2 proposals had wording (attached) that was unique to 2008. Borders argued that the wording was vague. Both proposals could probably been excluded based solely on an (i)(3) argument.

Additional responses are being prepared.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

[BGP: Rule 14a-8 Proposal, November 27, 2007]
3 – Special Shareholder Meetings
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.

[AYE: Rule 14a-8 Proposal, November 22, 2007]
3 – Special Shareholder Meetings
RESOLVED, Special Shareholder Meetings, Shareholders ask our board to amend our bylaws and any other appropriate governing documents in order that there is no restriction on the shareholder right to call a special meeting, compared to the standard allowed by applicable law on calling a special meeting.



STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

May 1, 2017

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

On April 13, 2017, we submitted a letter (the "Initial No-Action Request"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons set forth in that letter, it may exclude the shareholder proposal and supporting statement (the "Proposal") initially submitted on March 18, 2017 and subsequently submitted in revised form on March 28, 2017, in each case, prepared and submitted by John Chevedden on behalf of Kenneth Steiner (the "Proponent") as the Proponent's designated proxy, for inclusion in the proxy materials ("2017 Proxy Materials") that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders.

On April 19, 2017, the Company received a copy of a letter submitted by James McRitchie "on behalf of Kenneth Steiner" (the "McRitchie Letter"). On April 26, 2017, the Company received a subsequent letter from Mr. Chevedden (the "Chevedden Letter"). Our responses to the arguments raised in the McRitchie Letter and the Chevedden Letter are provided below.

A. Standing of Messrs. McRitchie and Chevedden

As an initial matter, the Company has not received any indication that Mr. McRitchie has been authorized by the Proponent to speak on his behalf. Without an explicit grant of authorization from the Proponent, it is unclear whether Mr. McRitchie has standing to make a submission on the Proponent's behalf in relation to the Initial No-Action Request. We believe that requiring specific authority to make submissions on a shareholder's behalf is supported by Rule 14a-8, Staff guidance on and interpretations thereof, and common practice. Entities or individuals that are not shareholders are not entitled to submit a proposal without appropriate authorization – which is why representatives of shareholders routinely include written authorization from the represented shareholder in the initial submission of a proposal. Absent such express authorization, Mr. McRitchie's submission is akin to a submission by an unrelated third party and we question whether such correspondence should have any bearing on the Staff's consideration of the Company's Initial No-Action Request.

Moreover, the Chevedden Letter does not refer to the McRitchie Letter, makes different arguments and it generally appears that their positions were not coordinated. Allowing multiple "representatives" to speak on behalf of a proponent would create additional expense to companies in crafting multiple responses as well as create potential confusion in understanding which positions the proponent is truly espousing. Such abuse of the shareholder proposal process should not be countenanced by the Staff.

Nonetheless, even assuming, *in arguendo*, that Mr. McRitchie is authorized and has standing to make submissions on behalf of the Proponent, the objections cited in the McRitchie Letter and the Chevedden Letter are rebuttable and do not prevent the Company from carrying its burden that the Proposal has already been substantially implemented.

B. Verifiable Data

The McRitchie Letter asserts that the data included in the Company's Initial No-Action Request is "unverifiable." In response, the Company would note that all data reflected in the Initial No-Action Request was based on data provided in regulatory filings by institutional investors such that it is objectively verifiable via a consideration of such filings made with respect to the Company's shares. We note that this same source of data has been used by the other Proxy Access Aggregation Letters (as defined in the Initial No-Action Request). Furthermore, we understand that the tabular information provided in the McRitchie Letter is similarly-derived from such regulatory filings, which was accessed through Ipreo. We note that, like Mr. McRitchie, the Company also used Ipreo to compile the data set forth in the Initial No-Action Request and in Section C below. As a result, assertions that the Company has not met its burden of proof by providing "unverifiable" data are clearly without merit.

C. The Company's Proxy Access Bylaw Compares Favorably to the Proposal Because it Achieves the Essential Objective of Providing a Meaningful Proxy Access Right

1. *Empirical Support for Meaningful Proxy Access*.

In response to McRitchie's various statements in the McRitchie Letter with respect to the levels of the Company's share ownership held by shareholders and institutional shareholders, the Company would re-emphasize the following data points which fortify its belief that the Company's Proxy Access Bylaw (as defined in the Initial No-Action Request) *already* provides a meaningful proxy access right:

- As of December 31, 2016, the largest 20 institutional shareholders of the Company hold approximately 63.6% of the Company's outstanding shares.
- Of these 20 institutional shareholders, 19 appear to have owned in the aggregate at least 29.3% of the Company's outstanding shares for at least three years.
- Three of the Company's institutional shareholders have owned more than 3% of the Company's outstanding shares for at least three years.

- 10 of the current top 20 largest institutional shareholders have held more than 0.5% for at least three years.
- Any six of these 10 institutional shareholders could, on their own or in combination with only a few other shareholders, achieve the 3% ownership threshold in the Company's Proxy Access Bylaw

Furthermore, the Company would highlight the following as derived from its further analysis of data from regulatory filings by institutional investors, as of December 31, 2016:

- Each of the largest 20 institutional shareholders of the Company owns at least 1.0% of the outstanding common stock.
- 15 of the current top 20 largest institutional shareholders have held more than 0.15% for at least three years.
- 29 of the current top 50 largest institutional shareholders have held more than 0.15% for at least three years.
- 42 of the current top 100 largest institutional shareholders have held more than 0.15% for at least three years.

In analyzing all of the Proxy Access Aggregation Letters, we noted there is no conformity with respect to the empirical data provided in them on the concentration of share ownership by institutional investors in the shares of those respective companies. In our Initial No-Action Request, we provided empirical data on share ownership that followed the pattern set by the significant majority of the Proxy Access Aggregation Letters. However, in order to address the concerns raised in the McRitchie Letter that such data should focus on continuous ownership for a three year period, we are supplementing the earlier data that was provided with the additional data set forth herein that addresses those concerns (the "Three Year Data"). Only some of the Proxy Access Aggregation Letters provided Three Year Data and we therefore compared the Company's Three Year Data in the table below with those letters providing such data and did not attempt to cherry pick letters to support our position.

As indicated in the table below, the meaningful availability of proxy access demonstrated by the data above compares favorably with analyses provided in the pertinent Proxy Access Aggregation Letters in which the Staff concluded that the ownership aggregation limit in an existing proxy access bylaw substantially implemented a proposal seeking revision to such aggregation limits and, therefore, granted relief under Rule 14a-8(i)(10).

	Holdings by Largest 20 Institutional Shareholders (Continuous)	Institutional Shareholders Continuously Holding 3% for 3 Years	Number of Top 20 Institutional Shareholders Holding 0.5% for 3 Years	Number of Institutional Shareholders Holding 0.15%
Amazon.com, Inc. (Mar. 7, 2017)	36.85% (31.7%)	4	19	73[1]
Anthem, Inc. (Mar. 2, 2017)	50.7% (32.7%)	3	17	86[1]
Equinix, Inc. (Mar. 7, 2017)	70% (21.0%)	At least 2[3]	Not supplied	91[1]
General Dynamics Corp. (Feb. 10, 2017)	(36%)	At least 3[3]	14	Not supplied
General Motors Corp. (Mar. 7, 2017)	46%[1][2]	5[1][2]	Not supplied	67[1][2]
ITT Inc. (Mar. 16, 2017)	58%[1][2]	5[1][2]	20[1][2]	83[1][2]
Leidos Holdings, Inc. (Mar. 27, 2017)	50% (40%)	At least 3[4]	Not supplied	69[1]
NextEra Energy, Inc. (Feb. 10, 2017)	38%[1][2]	At least 3[1][2][4]	20[1][2][5]	85[1][2]
Northrop Grumman Corp. (Feb. 17, 2017)	48%[1][2]	5[1][2]	20[1][2][5]	70[1][2]
Omnicom Group Inc. (Mar. 8, 2017)	(43.3)%	5	20	81[6]
PayPal Holdings, Inc. (Mar. 22, 2017)	43%[1]	5[1]	20[1][5]	93[1]
Quest Diagnostics Inc. (Mar. 23, 2017)	51%[1][2][7]	4[1][2]	20[1][2][8]	88[1][2]
Reliance Steel & Aluminum Co. (Feb. 10, 2017)	(26.6%)	At least 2[3]	12	Not supplied
Sempra Energy (Mar. 2, 2017)	51.3% (37.6%)	3	13	71[1]
The Dun & Bradstreet Corp. (Feb. 10, 2017)	63%[1][2][5]	6[1][2]	20[1][2][8]	81[1][2]
Time Warner Inc. (Mar. 2, 2017)	42% (42%)	5	18	90[1]
UnitedHealth Group, Inc. (Mar. 2, 2017)	52.4%[1][2]	At least 6[1][2][9]	Not supplied[1][2][10]	88[1][2]
Xylem Inc. (Mar. 2, 2017)	52% (47%)	6	11	81[1]
H&R Block, Inc.	**63.6% (29.3%)**	**3**	**10**	**82[1]**

[1] Does not specify continuous ownership.
[2] Expressly assumes institutional ownership has been stable for past three years.
[3] Discloses ownership above 5%.
[4] Discloses ownership above 4%.
[5] Discloses 20 owning more than 0.7%.
[6] Discloses 81 of top 105 holders.
[7] Discloses top 21 institutional shareholders.
[8] Discloses 21 owning more than 1%.
[9] Discloses ownership above 3.46%.
[10] Discloses 20 owning more than 0.49%.

The foregoing data concerning the substantial accessibility of the Company's Proxy Access Bylaw compares favorably with the immediately preceding ownership data for companies with similar 20-shareholder aggregation limits on proxy access. The Staff's determination to grant relief in each letter further supports the conclusion that, as in each of the no-action letters highlighted above, the Proposal has been substantially implemented. The empirical data above further underscores the insignificance of the difference between the Company's current aggregation limit and the elimination thereof by the Proponent, and supports the conclusion that the Company should be permitted to rely on Rule 14a-8(i)(10) because the Company's current aggregation limit achieves the essential objective of the Proposal.

2. *Attempted Distinctions in the Chevedden Letter*.

The third, fourth and fifth paragraphs of the Chevedden Letter attempt to distinguish the no-action precedent we cited in the last paragraph at the bottom of page 4 and the top of page 5 of the Initial No-Action Request on the basis that such precedent was predicated on the company adopting a new proxy access bylaw in response to a shareholder proposal for adoption of a proxy access bylaw, whereas the Proposal relates to an amendment of an existing proxy access bylaw. However, that purported distinction was debunked by the Proxy Access Aggregation Letters. Moreover, the no-action letters we cited on pages 4 and 5 continue to be probative because they stand for the principle that substantial implementation of a proposal seeking unrestricted aggregation can be found where the company's proxy access bylaw limits the number of eligible shareholders who may aggregate ownership to 20.

The Chevedden Letter next attempts to distinguish the applicability of the *NVR* and *Oshkosh* no-action letters discussed in the last paragraph on page 5 of the Initial No-Action Request on the basis that "the companies took fresh action to enhance proxy access after a Rule 14a-8 proposal was submitted." Again, however, the Proxy Access Aggregation Letters make clear that this is a distinction without a difference. In those situations, the companies needed to amend their existing proxy access bylaws to reduce the ownership requirement from 5% to the 3% requirement set forth in the proposals recognized in previous no-action letters as an essential basis for the substantial implementation exclusion. However, those companies refused to eliminate the 20 shareholder aggregation limit, as requested in the proposals, and the Staff nevertheless found that the companies had substantially implemented the proposals.

The Chevedden Letter also suggests the Initial No-Action Request was somehow deficient in not addressing the fact that the two changes to the proxy access bylaws in the *NVR* and *Oshkosh* letters (reducing the ownership requirement from 5% to 3% and deeming a shareholder to own shares it had loaned if they could be recalled within five business days) "had zero possibility of increased administrative cost." We did not do so because those letters were cited for the principle described in the preceding paragraph. We did discuss the administrative burden and expense that would result from elimination of any limit on aggregation of share ownership in the third and fourth paragraphs of page 6 of the Initial No-Action Request. We believe that concern would have been equally applicable to the request in the proposals in *NVR* and *Oshkosh* to eliminate the 20 shareholder limit on aggregation of ownership. However, that part of the proposals was not adopted by either *NVR* or *Oshkosh* and those parts of the proposals that were adopted in those situations are simply not relevant to the analysis of the Proposal.

The Chevedden Letter then posits that the Proxy Access Aggregation Letters are not relevant because they do not involve eliminating any limit on the number of shareholders that can aggregate their shares to satisfy the ownership requirement. Mr. Chevedden is correct that the Proposal is the first instance where a proponent has sought to amend an existing proxy access bylaw only with respect to removal of any limit on the number of shareholders that are permitted to aggregate their shares to satisfy the ownership requirement. The Proxy Access Aggregation Letters are nevertheless highly relevant because they demonstrate the decisive importance of empirical data in showing that the essential objective of meaningful proxy access can still be achieved where a 20 shareholder aggregation limit is maintained, despite a proposal to significantly expand that limit. The empirical data and analysis set forth in Section B.1. above and in the Initial No-Action Request demonstrate the 20 shareholder aggregate limit in the Company's Proxy Access Bylaw provides abundant opportunities for all holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. Given that even the holder of one share has numerous options to use proxy access at the Company, the Company's Proxy Access Bylaw provides a meaningful proxy access right to the Company's shareholders and thus has already achieved the essential objective of the Proposal.

The Chevedden Letter next claims that the Initial No-Action Request does not discuss his pejoratively characterized distinction between "barely meaningful proxy access" and a "substantially more meaningful proxy access or even that such a possibility exists." We did not do so because no such dichotomy exists. The sole focus is on whether a meaningful proxy access right is provided by the Company's Proxy Access Bylaw. Sections B and C of the Initial No-Action Request and this letter collectively explain at great length, and demonstrate empirically, that the Company's Proxy Access Bylaw provides such meaningful proxy access without eliminating the 20 shareholder aggregation limit. As a result, we believe that the Company has made a compelling case that the Company's Proxy Access Bylaw compares favorably to the Proposal by achieving its essential objective, and the Company has thus met its burden that the Proposal may be omitted from its 2017 Proxy Materials because it has already been substantially implemented.

Finally, the Chevedden Letter states that "a company with a right for 40% of shareholders to call a special meeting has never been able to exclude a proposal to reduce the 40% requirement based on an argument of already having a meaningful right to call a special meeting." As discussed more fully in Section D below, we do not disagree with that statement. Importantly, however, that statement misses the point. The no-action letters discussed in Section D make clear that a bylaw creating a right of the holders of 25% or more of the outstanding shares to call a special meeting of shareholders is sufficient to provide a basis for substantial implementation where the proposal seeks to eliminate any required minimum ownership to call a special meeting. That is why we believe those letters provide analogous precedent – the Proposal seeks to eliminate entirely the limit on aggregation rather than merely seeking to change the number of shareholders that can be aggregated.

D. Analogous Precedent on Substantial Implementation

In the Initial No-Action Request, we noted that analogous no-action letters found that the essential objective of allowing shareholders to call a special meeting had been substantially implemented by a 25% ownership threshold in an existing bylaw and, therefore, the company could omit from its proxy materials a requested bylaw amendment that would eliminate that threshold entirely. *Borders Group, Inc.* (Mar. 11, 2008) and *Allegheny Energy, Inc.* (Feb. 19, 2008). The McRitchie Letter attempts to distinguish that precedent by pointing to no-action letters that did not permit exclusion on the ground of substantial implementation where the proponent sought to amend the bylaws to reduce the ownership threshold for shareholders seeking to call a special meeting from 25% to 10%. *Borders Group, Inc.* (Feb. 16, 2009); *Allegheny Energy, Inc.* (Jan. 15, 2009); and *General Dynamics Corp.* (Jan. 24, 2011). However, this attempted distinction is inconsistent with prior analysis by Mr. McRitchie in a separate no-action request. In his letter to the Staff, dated October 10, 2016, regarding a requested amendment to the proxy access bylaw of Apple, Inc. that would have, among other things, eliminated the 20 shareholder aggregation limit, he stated that the "Staff has found substantial implementation when the shareholder proposal includes no percentage" and cited the 2008 no-action letters to Borders Group, Inc. and Allegheny Energy, Inc. in support of that analysis. Like the shareholder proposals in 2008 to those companies, the Proposal would eliminate any minimum ownership requirement for individual shareholders because an unlimited number of shareholders could be aggregated to satisfy the ownership threshold. We continue to believe that this no-action precedent is highly analogous and strongly supports the view that the essential objective of the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw.

CONCLUSION

We continue to believe that the Initial No-Action Request, as supplemented by this letter, and the no-action precedent on which they are based, reflect a proper interpretation of Rule 14a-8(i)(10) and demonstrate that the Company's Proxy Access Bylaw compares favorably with the Proposal because it achieves the essential objective of providing a meaningful proxy access right. Shareholders should not have to consider such matters that have already been favorably acted upon by the board and management and can thereby avoid the unnecessary burden and expense that would otherwise be incurred by the registrant.

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully reiterate our request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2017 Proxy Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

cc: John Chevedden (as proxy for Kenneth Steiner)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

April 26, 2017

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
H&R Block Inc. (HRB)
Proxy Access Amendment
Kenneth Steiner

Ladies and Gentlemen:

This is in regard to the April 13, 2017 no-action request.

The cases cited in the block of text that starts at the bottom of page 2 concerns a different resolved statement. The company does not go into any detail on the critical difference in the resolved statement compared to the resolved statement of the proposal here. Dozens or hundreds of near identical proposals have received opposite outcomes in the no-action process due to a difference of a few words or less. The company approach is based on an overabundance of comparing oranges to apples.

The key takeaway on the cases cited in the block of text that starts at the bottom of page 4 is each of these cases involved a company that had no proxy access and took action from scratch concerning proxy access after a rule 14a-8 proposal was submitted.

HRB had a version of proxy access at the time this proposal was submitted and is now sitting on its hands as far as any enhancement to its existing proxy access.

On page 5 the company discusses a number of no action cases starting with Huntington Ingalls where a company adopted proxy access from scratch after a rule 14a-8 proposal was submitted which is not the case with this proposal.

The NVR and Oshkosh cases on page 5 illustrates that the companies took fresh action to enhance proxy access after a rule 14a-8 proposal was submitted.

On page 6 the company refers to the Proxy Access Aggregation Letters" – none of which involve a rule 14a-8 proposal that had no limit on the number of participants. Again apples to oranges.

Although the company claims that one reason to oppose this proposal is administrative cost, it does not argue that the changes triggered by the submittal of the rule 14a-8 proposals at NVR and Oshkosh had zero possibility of increased administrative cost.

On page 8 the company does not discuss the difference between a barely meaningful proxy access and a substantially more meaningful proxy access or even that such a possibility exists.

A company with a right for 40% of shareholders to call a special meeting has never been able to exclude a proposal to reduce the 40% requirement based on an argument of already having a meaningful right to call a special meeting.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2017 proxy.

Sincerely,



John Chevedden

cc: Kenneth Steiner

Scott W. Andreasen <scott.andreasen@hrblock.com>

[HRB – Rule 14a-8 Proposal, March 17, 2017]
[Revised March 28, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Amendment

RESOLVED: Shareholders ask our board of directors to amend its proxy access bylaws (primarily found in section 21: "Shareholder Nominations Included in the Corporation's Proxy Materials") and any other associated bylaw sections and other documents, to include the following change for the purpose of decreasing the average amount of Company common stock each member of a nominating group would have to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group:

No limitation shall be placed on the number of shareholders that can aggregate their common shares to achieve the 3% "Required Shares" for an "Eligible Shareholder."

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing a greater number of shareholders to aggregate their shares would facilitate greater participation by individuals and institutional investors in meeting the "Required Shares," which are 3% of the outstanding common shares entitled to vote.

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) set no aggregation limit on shareholders forming nominating groups. However, the SEC vacated the rule after a court decision. Therefore, proxy access rights must be established and amended on a company-by-company basis.

Subsequently, Proxy Access in the United States: Revisiting the Proposed SEC Rule <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts> (http://www.cfapubs.org/doi/abs/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Governance Changes through Shareholder Initiatives: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although our Board adopted a proxy access bylaw, it contains a troublesome provision – participants limited to 20 shareholders – that significantly impairs the ability of shareholders to join as Eligible Shareholders because of the large average amount of common shares each is required to hold for 3-years given the current aggregation limit of 20. Adoption of the requested amendment would lower the average required common shares allowed to be aggregated, thus allowing more shareholders to form an "Eligible Shareholder."

Please vote to enhance shareholder value:

Shareholder Proxy Access Amendment – Proposal [4]

[The above line – *Is* for publication.]

VIA EMAIL: shareholderproposals@sec.gov
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

April 17, 2017

Re: H&R Block, Inc.
Shareholder Proposal submitted by Kenneth Steiner
SEC Rule 14a-8

To Whom It May Concern:

On behalf of Kenneth Steiner (the "Proponent"), we are submitting this letter pursuant to Rule 14a-8(j) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), to request that staff of the Division of Corporate Finance (the "Staff") deny the no-action request by H&R Block, Inc. (the "Company") dated April 13, 2017, with respect to the Company's plans to exclude the Proponent's shareholder proposal ("Proposal") to amend the Company's shareholder proxy access requirements from the Company's proxy materials for its 2017 annual meeting of shareholders.

In advancing their arguments, the Company has not met the burden of proof required by Rule 14a-8(g). They have repeatedly present unverifiable data (including no tables), dismiss the importance of their own bylaw (Bylaw) requirement regarding the need to hold "Required Shares" "continuously for at least three years," misinterpret the meaning of substantial implementation, and present many arguments that belong in an opposition statement, not a no-action request.

Company Discussion of Ease of Forming a Nominating Group Fails to Properly Address the Impact of Company Bylaws

On pages 8-9 of its no-action request the Company discusses the "ease" of forming a nominating group,

> To further illustrate the ease of forming a nominating group with 20 or fewer shareholders, we note that, as of December 31, 2016, 82 different shareholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares (the minimum percentage that a shareholder must own to form a group of 20 shareholders of an equal size in order to satisfy the 3%minimum ownership requirement). Any one of these shareholders could combine its shares with up to

> 19 other similarly situated shareholders and satisfy the 3% threshold, provided that (as with any other shareholder seeking to utilize proxy access) *the other requirements* set forth in the Company's Proxy Access Bylaw are satisfied. (My emphasis.)

What appears to be qualifying phrase is actually key. The states that 82 shareholders owned 0.15% of the Company's outstanding shares but much fewer have held continuously for three years, as required in the Bylaw. Our calculations, using data compiled by Ipreo (a private equity firm owned by Blackstone and Goldman Sachs) shows that while 81 different shareholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares at the end of 2016 (Table A), only 39 held that number of shares continuously for three years (Table B). The apparent "ease" of forming such a group is less that half of what the Company implies before further consideration.

To compound the attempted exaggeration, and this time without qualification, the Company then asserts the following:

> As well, it appears that all but seven of the Company's 50 largest institutional shareholders as of December 31, 2016 have owned Company shares over the past three years.

The assertion that 43 of Company's 50 largest institutional shareholders as of December 31, 2016 have owned Company shares over the past three years as no relevance, other than to mislead SEC Staff. Company bylaw requires not just that a shareholder hold Company stock but that "Required Shares" be held "continuously for at least three years."

According to data presented in Table A, the largest 50 Company shareholders held at least 0.27% of the Company's outstanding shares at the end of 2016. However, as demonstrated in Table B only 21 institutional shareholders held that amount continuously for 3 consecutive years. Again, the apparent ease of forming a nominating group by the method described by the Company is overestimated by more than half.

In order to exaggerate the "ease" of forming a nominating group, the Company underplays the amount of changing ownership among its shareholders. The impact of the Company's continuous holding requirement can perhaps best be illustrated by the fact that although its top 385 institutional investors owned more than 95% of the Company's outstanding stock on December 31, 2016 (Table A), these same institutional investors held only 42% the Company's outstanding stock continuously over the entire 3 year period (Table B).

Despite the burden resting with the Company, the no-action request is devoid of any significant analysis of the impact of the holding period on the number of eligible shares. Reference Rule 14a-8(g): "Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal."

The Company asserts substantial implementation through the "ease" of using the existing bylaw, but as demonstrated above, they wildly exaggerate the reality of difficulty.

"Substantial Implementation" and "Compares Favorably" Misconstrued

The Company argues its existing Proxy Access Bylaw affords shareholders with a "meaningful proxy access right." "Because the Company's Proxy Access Bylaw compares favorably to, and implements the essential objectives of the Proposal, the Proposal is excludable as being substantially implemented under Rule 14a-8(i)(10)."

However, being "meaningful" is not the standard specified by Rule 14a-8(i)(10). The actual standard is "substantial implementation." The Proponent is well aware of the existing Bylaw and, by way of the Proposal, expressly seeks to "lower the average required common shares allowed to be aggregated, thus allowing more shareholders to form an 'Eligible Shareholder.'" A group aggregation limit of 20 does not compare favorably to no aggregation limit, just as the number twenty substantially differs from the number infinity. An aggregation limit of 20 does not substantially implement or compare favorably to an aggregation limit of infinity.

No-action determinations on proposals seeking to amend proxy access bylaws are still in early days. Staff must here address a less developed area of law than proposals concerned with special meetings. We suggest Staff will draw from the logic of decisions regarding that topic, since what constitutes substantial implementation of proposals seeking to lower the threshold of special meetings has long been settled.

The Company points out the following on page 4:

> For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is *silent* or which may *differ from the manner in which the shareholder proponent would implement the proposal*. See, e.g., Hewlett-Packard Co.(Dec.11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting)… (Our emphasis)

The Company might have a good argument if it had amended its Bylaw to remove the 20-member group limitation but added a requirement that evidence of continuous ownership must be evidenced by at least 12 quarters of ownership data for three years immediately proceeding notification of the intent to invoke proxy access. However, in this case the Company is claiming a false equivalency between conditions specified in the Proposal and conditions not specified in the Proposal.

More analogous comparisons can easily be found. Just as the Company here argues the group member limit of 20 compares favorably to no group member limit, 3M Company argued that being able to call a special meeting with 25% of shareholders represented “substantial adoption” of a proposal by Nick Rossi to lower the threshold needed to call a special meeting from 25% to 10%. Staff denied the request. (2/17/2009)

Similarly, Borders Group, Inc. argued the following unsuccessfully (2/16/2009, our emphasis):

> The Commission has indicated the proposal need not be ‘fully effected’ by a registrant, as long as it has been ‘substantially implemented’… Rule 14a-8(i)(10) permits the exclusion of a shareholder proposal when a registrant has *implemented the essential objective of the proposal*, even where there is not an exact correspondence between the actions sought by the shareholder proponent and the registrant’s actions.

Allegheny Energy, Inc. (1/15/2009) similarly rejected the company argument that a 25% threshold substantially implemented the essential objective of a proposed 10% threshold to hold a special meeting. General Dynamics Corporation argued the same and was denied (1/24/2011).

The list of similar denied no-action requests under Rule 14a-8(i)(10) for lowering the special meeting threshold is lengthy. Most are 5-8 years old because companies no longer attempt to make the specious argument that differing thresholds compare favorably. By the same logic, with regard to a proposal to amend a proxy access bylaw, a cap on group members of 20 does not compare favorably to the Proposal’s requested removal of any such limitation.

Opposition Statement Arguments

Several of the Company’s arguments have no relevance to Rule 14a-8(i)(10) and appear to think Staff is empowered to review the Proposal on its merits, not on whether it is legally allowable. Consider the following:

> An aggregation limit is designed to minimize the complexity and administrative burden and expense on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also individually own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of such expense and administrative burden in attempting to ensure that an unlimited

> number of shareholders are in compliance with the Company's Proxy Access Bylaw.

Neither Rule 14a-8(i)(10) nor the Proposal includes anything about the Company's "dual objectives" for proxy access. Of course, we disagree that reviewing and verifying eligibility information under the Proposal will be burdensome. The Company sets and applies the standards. The primary burden of proof is on the nominating group, with the Company simply reviewing their work. However, these arguments concern the substantive value of the Proposal, not the Proponent's legal right to have it included in the Company's proxy.

Similarly, the Company argues the absence of group limits "opens the proxy access process to abuse by shareholders with special interests, including interests unrelated to long-term shareholder value." Again, we disagree with the Company's expressed opinion but see no relevance to such arguments with regard to Rule 14a-8(i)(10). Staff should not be misled into judging for or against the proposal on its merits. The SEC has no vote in such matters and such statements should be reserved for the Company's opposition statement in the proxy.

> Additionally, Institutional Shareholder Services, a leading proxy advisory firm, has stated that it does not consider a 20-shareholder limit to be a material restriction or "one that unnecessarily restrict[s] the use of a proxy access right." See Institutional Shareholder Services, U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions (Feb. 24, 2017) available at https://www.issgovernance.com/file/policy/us-policies-and-brocedures-faa-feb-2017.pdf.

Since when did the opinion of Institutional Shareholder Services (ISS) on the merits of a proposal become relevant to Staff in judging if it can be excluded under Rule 14a-8(i)(10)?

ISS typically recommends in favor of lifting the 20-member group cap. For example, the current AT&T Inc. proxy includes a proposal that "no limitation shall be placed on the number of stockholders, "Eligible Holders," that can aggregate their shares to achieve the 3% "Minimum Number" of shares to become a "Nominating Stockholder." ISS recommends voting for the proposal, since it "would enhance the company's existing right for shareholders while maintaining safeguards on the nomination process." However, these arguments should have no relevance to Staff in deciding if the Proposal can be excluded under Rule 14a-8(i)(10).

Similarly, the Company pleas based on popularity, rather than legal arguments in the following:

> Specifically, of the 396 companies that announced the adoption of proxy access bylaws between January 1, 2013 and February 28, 2017, approximately 89% of companies have adopted a 20-shareholder aggregation limit. In addition, BlackRock, Inc.,T. Rowe Price Group, Inc. and State Street Corporation, the

> publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access bylaws that contain a 20-shareholder aggregation limit.
>
> The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal.

At least the last sentence is correct. Popularity has nothing to do with whether or not the Proposal has been substantially implemented. Then the Company seems to counter their own confession with a giant leap of faith based on nothing but a bold assertion, as follows:

> The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group.

No evidence is presented to substantiate this pronouncement. Nothing in Rule 14a-8(i)(10) justifies substantial implementation on the basis of popularity. As explained in Staff Legal Bulletin No. 14 (7/23/2017):

> **7. Do we judge the merits of proposals?**
> No. We have no interest in the merits of a particular proposal. Our concern is that shareholders receive full and accurate information about all proposals that are, or should be, submitted to them under rule 14a-8.

Conclusion

In permitting the exclusion of proposals, Rule 14a-8(g) imposes the burden of proof on companies. Companies seeking to establish the availability of subsection (i)(10), therefore, have the burden of showing the insubstantiality of any revisions proposed by the shareholder proposal. The Company has failed to meet this burden and Staff must deny the no-action request.

Sincerely,



James McRitchie
Shareholder Advocate

Atttachments: Table A & Table B, Showing 3 Years of Ownership Data

cc: John Chevedden
Scott W. Andreasen via scott.andreasen@hrblock.com

Table A: H&R Block, Inc (HRB) Institutional Ownership Changes Using Ipreo Database					207,117,000 shares 12/31/2016										
Institution Name	Min % O/S 3Yrs	% O/S 12/31/2016	Min Shares 3 Yrs	Shares 12/31/2016	Shares 9/30/2016	Shares 6/30/2016	Shares 3/31/2016	Shares 12/31/2015	Shares 9/30/2015	Shares 6/30/2015	Shares 3/31/2015	Shares 12/31/2014	Shares 9/30/2014	Shares 6/30/2014	Shares 3/31/2014
The Vanguard Group, Inc.	9.14%	9.88%	18,934,363	20,465,482	20,431,142	20,493,405	21,468,302	22,473,518	22,971,640	23,770,350	24,071,403	22,845,468	21,837,780	19,637,916	18,934,363
Caisse de dépôt et placement du Québec	0.12%	8.76%	251,400	18,142,781	18,498,183	18,511,683	18,574,983	15,290,168	13,161,900	11,925,800	11,276,800	11,521,500	7,396,100	4,913,100	251,400
State Street Global Advisors (SSgA)	4.59%	4.84%	9,516,427	10,032,122	9,652,925	9,516,427	10,076,818	10,161,953	11,319,426	11,295,836	11,855,036	12,230,582	11,519,926	10,699,218	10,719,122
BlackRock Fund Advisors	4.70%	4.74%	9,739,780	9,819,564	9,951,577	9,739,780	9,977,306	10,161,578	11,226,076	11,178,963	11,190,034	10,911,976	10,682,297	11,209,990	10,277,526
BlackRock Advisors, LLC	0.41%	4.15%	839,135	8,593,141	8,119,791	6,907,937	6,692,384	5,526,339	5,669,684	4,021,208	3,960,071	1,090,839	1,310,661	1,392,831	839,135
Managed Account Advisors, LLC	0.06%	4.10%	129,328	8,482,778	10,104,273	9,867,526	9,332,093	6,647,172	517,310	506,301	484,339	464,060	232,028	184,013	129,328
BlackRock Investment Management (U.K.), LTD	0.64%	3.51%	1,320,280	7,261,830	6,354,134	6,963,944	6,954,383	6,185,771	6,020,366	4,753,469	4,539,564	1,493,845	1,406,211	1,396,333	1,320,280
Mellon Capital Management Corporation	1.32%	2.99%	2,743,623	6,192,118	3,606,238	3,431,832	3,413,534	2,743,623	4,215,653	5,754,942	4,781,252	6,841,084	4,597,769	4,615,467	4,520,575
First Eagle Investment Management, LLC	2.75%	2.78%	5,699,326	5,749,967	5,740,358	5,751,645	5,728,877	5,708,865	5,764,955	5,848,330	5,916,760	5,870,226	5,852,771	5,743,887	5,699,326
London Company of Virginia	0.00%	2.59%	8,050	5,365,947	4,746,981	5,121,650	4,803,762	4,201,766	873,096	845,776	665,964	587,991	42,350	42,350	8,050
Artisan Partners, L.P.	1.57%	2.29%	3,247,935	4,753,017	5,010,054	4,349,421	3,582,955	3,247,935	5,160,978	7,261,314	8,086,699	8,906,364	9,353,318	9,685,749	9,967,264
Fidelity (Canada) Asset Management ULC	0.00%	1.96%	0	4,059,265	10,087,900	9,844,900	2,571,500	1,900,000	1,288,000	0	0	0	0	0	0
Thompson Siegel & Walmsley, LLC	0.41%	1.88%	858,658	3,903,070	3,202,288	2,629,147	2,245,225	1,270,474	1,398,224	1,874,950	1,802,003	1,636,934	1,383,654	1,081,290	858,658
Northern Trust Investments, Inc.	1.34%	1.67%	2,774,291	3,468,354	3,958,552	3,719,503	3,739,434	3,554,802	3,593,882	3,581,034	3,533,811	3,531,685	2,782,864	2,774,291	2,803,177
Goldman Sachs & Co. (U.S.) (Broker)	0.27%	1.43%	557,358	2,957,752	1,759,476	1,418,539	999,771	1,494,190	2,374,177	2,414,120	1,429,876	1,295,336	1,075,443	1,202,787	557,358
Jupiter Asset Management, LTD (U.K.)	0.00%	1.40%	0	2,895,000	2,536,000	1,300,000	0	0	0	0	0	0	0	0	0
Fidelity Management & Research Company	1.34%	1.34%	2,768,634	2,768,634	5,688,610	7,182,824	10,140,473	11,269,377	15,619,201	15,544,366	24,653,642	24,600,721	24,628,288	24,566,321	25,848,646
AQR Capital Management, LLC	0.21%	1.15%	432,220	2,382,347	2,133,104	1,001,080	647,841	698,527	1,628,921	1,360,086	686,619	797,922	485,805	432,220	585,041
TOBAM	0.00%	1.06%	0	2,199,724	2,743,723	1,900,661	325,155	0	0	0	0	0	0	0	0
Amundi Asset Management S.A.	0.02%	1.03%	41,326	2,135,492	1,593,378	1,022,387	1,065,811	414,293	276,452	244,161	41,326	76,683	78,835	508,405	408,183
Norges Bank Investment Management (Norway)	0.99%	1.03%	2,056,891	2,132,924	2,247,647	2,247,647	2,247,647	2,247,647	2,631,987	2,631,987	2,537,509	2,446,631	2,269,547	2,092,682	2,056,891
Geode Capital Management, LLC	0.90%	0.94%	1,865,277	1,955,142	1,936,614	1,865,277	1,989,176	1,871,051	2,136,497	2,115,679	2,229,478	2,192,926	2,011,084	1,941,417	1,965,133
Morgan Stanley & Company, LLC	0.19%	0.82%	389,462	1,707,611	1,687,513	2,386,488	389,462	530,904	2,674,862	2,864,814	1,720,791	901,934	2,529,099	4,632,512	1,332,265
APG Asset Management N.V.	0.14%	0.77%	291,311	1,594,175	1,153,775	407,875	322,975	291,311	359,031	438,925	438,925	495,503	484,803	392,851	329,678
O'Shaughnessy Asset Management, LLC	0.00%	0.74%	0	1,534,363	1,518,545	1,183,246	913,991	98,429	0	0	3	0	0	442,020	745,018
Tocqueville Asset Management, L.P.	0.05%	0.72%	98,984	1,485,409	1,593,088	460,642	362,287	249,249	238,074	237,614	237,614	233,114	98,984	99,241	104,011
Deutsche Asset Management Investment GmbH	0.01%	0.65%	28,300	1,336,680	1,355,776	1,353,064	205,397	169,516	172,070	138,201	106,661	101,163	28,900	32,700	28,300
WBI Investments Inc.	0.00%	0.61%	0	1,268,938	1,234,700	0	0	0	0	496,383	216,813	0	0	0	0
GAMCO Asset Management, Inc.	0.16%	0.60%	335,385	1,240,826	1,430,319	1,389,291	1,087,052	525,434	785,946	798,840	411,143	399,486	424,901	407,501	335,385
Security Investors, LLC	0.26%	0.57%	535,987	1,174,955	993,775	886,070	686,264	676,607	604,304	852,016	798,708	697,608	614,023	544,463	535,987
TIAA-CREF Investment Management, LLC	0.48%	0.56%	987,644	1,153,635	1,143,170	987,644	1,361,462	1,379,921	1,182,901	1,205,540	1,328,532	1,531,970	1,833,758	1,746,586	1,902,739
Legal & General Investment Management, LTD	0.49%	0.51%	1,021,110	1,063,001	1,067,147	1,066,523	1,021,110	1,023,870	1,181,663	1,150,287	1,120,409	1,138,583	1,156,881	1,183,673	1,169,801
Gabelli Funds, LLC	0.31%	0.48%	643,400	998,233	953,000	916,000	816,366	698,572	849,400	840,900	763,400	726,400	683,800	674,400	643,400
Dimensional Fund Advisors, L.P. (U.S.)	0.18%	0.48%	383,014	985,633	698,986	680,473	750,545	789,562	759,006	712,738	635,448	610,733	575,702	567,036	383,014
Charles Schwab Investment Management, Inc.	0.39%	0.47%	806,726	963,173	917,292	893,126	872,553	1,031,712	1,090,013	1,060,996	1,044,848	1,425,425	1,353,448	1,004,200	806,726
BNY Asset Management	0.46%	0.46%	958,882	958,882	1,229,530	1,385,847	1,387,171	1,338,089	1,118,000	1,160,339	1,113,895	1,116,397	1,145,987	1,142,748	1,176,392
Deutsche Bank Trust Company Americas	0.06%	0.45%	129,942	934,908	1,621,745	940,179	184,667	129,942	979,295	916,897	500,820	598,472	1,406,632	1,221,338	743,878
Schwerin Boyle Capital Management, Inc	0.03%	0.43%	64,200	886,400	890,800	891,450	64,200	193,178	193,178	64,200	65,200	67,300	69,300	69,300	71,500
Freestone Capital Management, LLC	0.00%	0.41%	0	845,311	104,279	0	9,555	111,538	544,621	528,468	537,494	516,514	0	0	0
Citadel Advisors, LLC	0.02%	0.36%	41,221	740,129	216,556	1,135,813	986,794	324,676	655,979	455,538	176,250	41,221	56,491	362,304	948,805
Los Angeles Capital Management and Equity Research, Inc.	0.00%	0.33%	0	687,579	673,026	480,000	170,913	92,910	93,435	93,435	93,435	0	0	0	54,538
Guinness Atkinson Asset Management, Inc.	0.07%	0.33%	142,020	682,308	544,348	490,428	358,918	336,568	339,590	436,480	390,930	276,820	232,720	182,600	142,020
FORT, L.P.	0.00%	0.32%	0	669,546	463,009	200,418	196,591	223,576	168,106	124,581	79,505	42,954	0	0	0
Sumitomo Mitsui Trust Asset Management Company, LTD	0.31%	0.31%	638,511	638,511	646,254	653,442	674,219	638,791	761,718	762,062	739,076	668,171	674,546	655,193	689,586
Arrowstreet Capital, L.P.	0.00%	0.31%	0	633,449	0	0	77,000	375,800	209,000	0	352,002	0	0	0	0
Schweizerische Nationalbank (Bank)	0.12%	0.30%	253,965	628,566	628,566	661,366	612,666	428,266	491,065	444,165	418,065	253,965	262,865	267,165	265,465
Invesco Advisers, Inc.	0.13%	0.29%	271,843	609,026	555,266	455,926	377,713	323,793	294,544	417,360	381,472	333,836	288,565	271,843	280,804
California Public Employees Retirement System	0.29%	0.29%	592,650	605,150	600,650	613,350	652,750	592,650	694,608	733,508	748,071	748,071	746,571	771,471	770,771
Todd Asset Management, LLC	0.00%	0.29%	0	595,587	564,282	0	311,102	0	0	0	0	0	0	0	0
Federated MDTA, LLC	0.00%	0.27%	0	567,836	558,464	563,491	45	11,517	0	140	5,315	8,278	21,024	37,360	37,521
BMO Asset Management, Inc.	0.03%	0.26%	54,261	541,414	472,484	375,174	70,189	61,134	78,565	80,060	76,316	63,838	61,206	54,261	55,971
Fidelity Investments Canada ULC	0.00%	0.26%	0	538,199	1,047,311	710,431	403,051	177,600	0	91,061	93,461	30,361	9,661	9,261	9,261
AXA Rosenberg Investment Management, LLC (U.S.)	0.00%	0.26%	0	529,500	0	0	0	3,400	8,700	374,740	7,200	0	0	0	0
Schroder Investment Management, LTD	0.00%	0.25%	0	517,168	526,843	522,636	152,700	537,668	0	0	6,278	6,278	546,900	0	20,600
North Star Advisors, LLC	0.17%	0.24%	355,004	492,833	492,833	487,406	355,419	355,004	478,635	478,635	478,635	483,635	578,412	669,652	644,452
New York State Common Retirement Fund	0.23%	0.23%	470,100	480,100	470,100	548,700	605,200	660,300	653,300	655,436	716,470	717,995	750,221	764,270	764,270
Goldman Sachs Asset Management, L.P. (U.S.)	0.10%	0.23%	214,964	477,001	410,228	331,944	319,971	362,107	303,966	306,451	267,295	257,829	214,964	914,783	1,962,317
Mitsubishi UFJ Trust & Banking Corporation	0.22%	0.22%	465,896	465,896	481,526	482,004	478,767	472,274	537,065	544,427	521,357	512,911	499,357	522,505	515,185
Man Investments, LTD (Asset Management)	0.00%	0.22%	0	453,122	65,750	40,654	97,142	36,784	10,910	138,121	156,300	139,171	16,003	0	48,632
Bank of America Merrill Lynch (Broker)	0.04%	0.22%	80,893	445,996	719,415	721,627	523,702	393,044	410,403	181,699	254,797	103,952	118,548	186,694	80,893
California State Teachers Retirement System	0.21%	0.21%	438,116	443,647	493,047	488,947	502,188	438,116	502,948	502,705	502,162	511,062	506,198	500,624	495,324
T. Rowe Price Associates, Inc.	0.21%	0.21%	437,408	438,398	438,418	437,408	443,418	441,038	507,268	506,448	451,848	454,758	451,758	441,308	450,958
Parametric Portfolio Associates, LLC	0.20%	0.21%	413,264	436,129	504,640	535,900	515,909	421,701	413,933	413,264	443,700	441,964	446,086	444,820	449,861
Winton Capital Management, LTD	0.03%	0.21%	53,149	435,471	53,149	1,232,542	1,626,213	1,262,019	2,153,810	1,151,316	1,659,007	784,432	266,596	687,878	1,048,747
Tikehau Investment Management	0.00%	0.21%	0	424,731	606,991	181,477	181,477	71,477	100,000	0	0	0	0	0	0
U.S. Trust, Bank of America Private Wealth Management	0.03%	0.20%	63,469	418,325	444,598	403,054	391,485	289,538	298,391	214,431	178,069	63,469	86,118	99,399	74,297
First Trust Advisors, L.P.	0.00%	0.20%	0	413,320	635,072	300,961	151,950	849,982	694,690	655,293	0	123,169	357,424	0	0
New York State Teachers' Retirement System	0.20%	0.20%	406,423	406,423	421,576	467,076	525,464	511,656	508,156	512,358	517,058	522,151	523,243	523,161	600,245
Asset Management One Company, LTD	0.02%	0.19%	43,851	390,945	45,202	43,851	85,985	141,394	93,530	92,706	99,270	102,714	103,708	451,545	473,050
Northern Trust Global Investments, LTD	0.18%	0.18%	372,878	372,878	425,969	427,037	458,197	512,274	647,289	729,852	689,043	776,239	816,008	827,737	828,099
AllianceBernstein, L.P. (U.S.)	0.18%	0.18%	369,893	369,893	386,943	428,305	447,504	472,402	528,762	553,876	1,325,371	505,528	535,853	531,328	541,187
BNP Paribas Arbitrage S.A. (U.S.)	0.02%	0.18%	33,045	364,372	346,479	293,176	299,383	191,377	33,045	70,868	34,072	185,113	128,671	96,186	144,374
Florida State Board of Administration	0.16%	0.17%	335,392	361,674	370,364	371,094	335,392	378,142	383,032	382,962	382,462	430,974	435,356	443,386	444,123
RhumbLine Advisers	0.16%	0.17%	325,566	353,214	336,340	325,566	361,450	366,450	406,342	407,281	397,379	400,238	405,863	414,340	419,784
UBS AG (Asset Management Switzerland)	0.16%	0.16%	339,404	339,404	339,423	347,179	344,593	392,208	524,680	512,375	498,609	517,733	491,442	505,563	471,522
Citigroup Global Markets, Inc. (Broker)	0.04%	0.16%	88,264	337,066	224,916	88,264	124,878	94,555	2,701,939	143,783	188,019	132,398	203,719	169,314	184,581
Principal Global Investors, LLC	0.16%	0.16%	330,281	330,281	339,498	339,628	362,455	358,785	379,089	380,503	414,952	413,237	409,706	336,099	397,726
KBI Global Investors, LTD	0.00%	0.16%	0	326,744	304,327	209,611	193,432	0	0	0	0	0	194,200	362,422	327,296
Nationwide Asset Management, LLC	0.00%	0.16%	0	326,529	327,366	253,508	229,745	196,934	217,413	284,875	290,734	416,796	489,755	455,115	0
Voya Investment Management Company, LLC	0.08%	0.16%	165,304	324,952	315,159	313,589	198,347	165,304	199,487	197,662	203,784	204,292	216,797	223,494	221,017
RBC Capital Markets, LLC	0.01%	0.16%	14,171	321,338	465,321	400,966	36,818	97,323	65,431	77,528	102,844	104,497	51,268	15,702	14,171
First Manhattan Company	0.13%	0.14%	272,700	299,337	903,045	1,662,436	7,790,366	7,718,665	7,676,714	7,419,568	6,484,952	3,074,246	372,700	272,700	272,700
Adage Capital Management, L.P.	0.02%	0.14%	38,000	297,500	328,700	341,800	38,000	347,100	411,500	416,700	416,700	397,000	404,300	410,400	417,000
Danske Capital (Denmark)	0.03%	0.14%	60,341	292,491	285,623	202,099	207,199	196,899	205,809	205,353	64,663	62,435	61,984	60,341	67,611
HAP Trading, LLC.	0.00%	0.14%	0	291,648	0	18,935	0	0	0	0	0	0	24,153	0	0
Quantitative Management Associates, LLC	0.14%	0.14%	286,503	289,006	296,906	314,287	286,503	287,803	341,953	346,953	355,053	625,053	634,883	399,265	383,973
Retirement Systems of Alabama	0.08%	0.14%	164,610	288,778	293,344	323,271	232,755	231,545	214,198	224,522	220,588	168,468	168,749	167,711	164,610
Continental Advisors, LLC	0.00%	0.14%	0	285,642	228,142	202,142	0	0	0	0	20,000	0	30,000	0	0
BlackRock Japan Company, LTD	0.14%	0.14%	285,355	285,355	302,341	299,091	298,743	721,266	780,486	650,172	658,248	333,605	298,848	294,924	303,799
American National Registered Investment Advisor, Inc.	0.13%	0.14%	277,195	284,420	284,420	284,720	277,195	278,205	278,205	278,205	278,205	279,075	284,420	284,420	284,420
Barclays Capital, Inc.	0.03%	0.14%	63,099	281,099	214,052	253,166	107,611	63,099	459,728	210,644	604,490	462,504	720,964	307,923	411,867
INTECH Investment Management, LLC	0.02%	0.14%	47,224	280,944	197,157	450,578	424,837	214,637	47,224	60,248	48,100	51,500	226,200	378,100	2,499,113
1919 Investment Counsel, LLC	0.02%	0.13%	35,330	270,652	294,847	279,916	203,693	152,374	148,736	146,633	136,113	136,294	132,975	134,353	35,330
Endurance Wealth Management, Inc.	0.13%	0.13%	269,874	269,874	292,589	311,939	316,473	326,347	324,973	301,027	298,052	298,067	296,517	297,917	295,993
Financial Counselors, Inc.	0.07%	0.12%	148,553	253,218	148,996	148,996	148,553	150,301	155,964	163,106	174,693	161,208	161,364	203,752	210,020
Churchill Management Corporation	0.00%	0.11%	0	228,154	225,362	0	0	0	68,922	0	0	21,577	20,659	20,733	0
Employees Retirement System of Texas	0.01%	0.11%	17,000	228,000	228,000	228,000	152,000	152,000	152,000	152,000	112,000	115,000	77,000	17,000	23,000

AMP Capital Investors, LTD	0.03%	0.11%	61,470	226,736	217,852	108,486	61,470	113,145	111,219	101,766	118,588	71,988	71,988	73,936	135,236
Invesco PowerShares Capital Management, LLC	0.03%	0.11%	62,137	218,399	218,150	240,473	628,350	331,855	231,721	69,529	78,105	69,135	62,137	136,379	85,834
Nordea Investment Management (Denmark)	0.00%	0.11%	4,194	217,760	180,460	173,960	1,161,354	1,351,179	1,306,545	1,257,563	37,391	32,391	30,803	25,003	4,194
AP 7/Sjunde AP-Fonden	0.10%	0.10%	209,037	214,234	214,234	214,234	214,234	214,234	227,537	227,537	227,537	227,537	209,037	209,037	209,037
Credit Suisse Securities (USA), LLC (Broker)	0.07%	0.10%	144,570	211,647	210,040	542,053	207,269	144,570	2,562,765	237,584	206,524	272,950	329,387	388,902	380,420
British Columbia Investment Management Corporation	0.02%	0.10%	37,834	210,157	166,102	37,834	86,924	83,434	169,569	90,428	90,530	224,438	113,133	118,053	88,542
UBS Financial Services, Inc. (Investment Advisor)	0.05%	0.10%	110,817	208,743	235,809	181,418	110,817	346,169	239,154	228,941	635,112	767,881	366,504	362,529	526,655
Azimuth Capital Management, LLC	0.00%	0.10%	0	207,505	203,860	131,085	0	0	0	0	0	0	0	0	41,250
HSBC Global Asset Management (U.K.), LTD	0.10%	0.10%	206,109	206,109	230,163	225,113	304,982	829,805	265,149	1,110,062	397,661	534,500	494,574	441,037	574,835
State Street Global Advisors France S.A.	0.06%	0.10%	117,378	204,206	216,840	216,841	213,713	214,053	236,953	183,992	184,056	194,173	195,274	120,678	117,378
State Street Global Advisors, LTD	0.08%	0.10%	159,333	199,332	206,256	159,333	198,656	192,062	240,560	249,574	249,810	245,750	242,898	229,176	235,195
Wells Fargo Advisors, LLC	0.06%	0.09%	129,006	195,827	215,176	244,253	335,613	329,486	233,261	331,372	280,213	180,385	1,214,235	1,471,341	129,006
Century Capital Management, LLC	0.00%	0.09%	0	184,852	184,852	0	0	0	0	0	0	0	0	0	0
Sunamerica Asset Management, LLC	0.06%	0.09%	124,173	184,002	183,989	177,532	181,791	124,173	9,409,426	9,371,862	9,271,426	9,120,246	9,786,757	9,929,953	9,543,972
Credit Suisse AG (Asset Management)	0.08%	0.09%	156,626	181,892	165,979	166,159	163,256	156,626	179,014	229,108	225,438	225,573	171,861	172,664	171,751
DuPont Capital Management Corporation	0.00%	0.09%	0	176,828	0	0	0	25,900	117,100	0	0	0	0	0	0
Fideuram Asset Management (Ireland), LTD	0.00%	0.09%	0	176,755	170,046	138,907	0	0	0	0	0	0	0	0	59,697
GWL Investment Management, LTD	0.06%	0.08%	128,293	175,374	352,141	348,931	132,554	184,258	152,646	128,336	128,293	132,915	132,290	129,649	129,642
Chevy Chase Trust Company	0.08%	0.08%	173,328	173,328	183,200	192,075	199,464	190,547	221,715	217,516	215,126	207,211	209,094	195,664	194,828
St. Denis J. Villere & Co., LLC	0.00%	0.08%	0	162,550	161,650	168,200	122,400	123,800	114,900	0	0	0	0	0	0
Kredietrust Luxembourg S.A.	0.05%	0.08%	113,500	156,700	156,700	156,700	156,700	156,700	156,700	156,700	156,200	156,200	164,900	164,900	113,500
Janney Montgomery Scott LLC	0.00%	0.08%	0	155,640	157,426	0	26,740	29,375	27,851	27,851	27,851	34,590	35,225	39,341	36,735
Lazard Asset Management, LLC (U.S.)	0.00%	0.07%	0	154,934	32,579	20,992	0	282,331	162,629	0	0	0	269,400	275,200	659
Auxier Asset Management, LLC	0.07%	0.07%	153,202	153,202	153,752	154,502	154,752	166,137	172,637	273,225	278,190	291,740	292,390	295,240	295,940
BlackRock Advisors (U.K.), LTD	0.07%	0.07%	151,044	151,044	855,941	964,882	610,631	501,186	561,279	516,739	515,031	462,153	530,977	551,702	494,989
Aviva Investors Global Services, LTD (U.K.)	0.05%	0.07%	111,216	147,085	140,404	139,002	122,969	132,245	138,651	146,172	147,042	111,296	111,216	112,066	112,676
Wellington Management Company, LLP	0.00%	0.07%	0	145,517	0	0	28,283	13,299	159,016	0	13,679	23,644	112,259	0	0
BlackRock Asset Management Canada, LTD	0.07%	0.07%	141,266	141,266	144,105	164,186	167,395	162,944	228,532	215,540	216,446	180,029	177,159	192,162	173,175
UBS Asset Management (U.K.), LTD	0.07%	0.07%	136,947	136,947	140,506	137,867	142,750	154,524	163,244	156,664	151,247	162,364	173,264	160,522	160,522
D.E. Shaw & Company, L.P.	0.00%	0.07%	0	136,395	0	296,392	161,872	49,534	0	439,551	1,717,130	2,569,102	4,028,127	2,709,386	2,022,565
Twin Capital Management, Inc.	0.00%	0.06%	0	133,763	139,643	0	0	0	0	0	0	0	0	0	0
Susquehanna Financial Group, LLLP (Broker)	0.03%	0.06%	54,490	130,777	134,900	179,506	105,548	212,178	780,233	422,072	462,065	225,514	54,490	227,232	561,227
MEAG Munich Ergo Asset Management GmbH	0.00%	0.06%	0	129,549	0	0	0	0	0	0	0	0	0	0	0
Capital World Investors (U.S.)	0.00%	0.06%	0	126,357	0	0	0	0	0	0	0	0	0	0	0
Decade Capital Management, LLC	0.00%	0.06%	0	125,000	125,000	125,000	125,000	125,000	125,000	0	0	0	0	0	0
Renaissance Technologies, LLC	0.00%	0.06%	0	123,088	816,400	850,300	0	478,100	1,314,300	918,800	0	609,600	2,054,500	1,770,000	0
TD Asset Management, Inc.	0.05%	0.06%	101,106	122,355	103,887	102,506	101,106	108,162	122,662	121,762	118,038	119,557	111,768	115,998	118,898
TSP Capital Management Group, LLC	0.06%	0.06%	121,800	121,800	122,500	122,850	123,350	142,675	139,675	151,875	153,225	154,475	158,675	159,075	156,925
Elkfork Partners, LLC	0.00%	0.06%	0	119,816	0	0	0	0	0	0	0	0	0	0	0
Pictet Asset Management S.A.	0.06%	0.06%	119,149	119,149	121,049	206,549	191,249	182,449	210,549	212,949	179,449	174,949	150,300	154,200	146,400
BT Investment Management	0.00%	0.06%	0	117,205	66,814	0	0	0	10,034	14,700	6,300	8,700	11,800	17,800	17,800
Metlife Investment Advisors, LLC	0.06%	0.06%	114,821	114,821	120,267	119,580	135,551	139,185	161,831	164,717	164,081	165,544	166,153	168,324	175,964
State of Wisconsin Investment Board	0.05%	0.05%	113,291	113,291	143,707	149,607	167,407	174,697	205,527	211,267	208,217	213,917	201,707	200,357	194,657
Loudon Investment Management, LLC	0.00%	0.05%	0	109,100	107,925	0	0	0	0	0	0	0	0	0	0
Guggenheim Funds Investment Advisors, LLC	0.00%	0.05%	0	108,959	185,434	0	0	0	0	0	0	0	0	0	0
Cubic Asset Management, LLC	0.00%	0.05%	0	106,495	103,255	0	0	0	0	0	0	0	0	0	0
HSBC Global Asset Management (Hong Kong), LTD	0.00%	0.05%	4,564	106,420	106,420	106,420	106,420	33,337	35,041	62,644	4,605	4,564	5,593	7,074	7,074
Korea Investment Corporation	0.00%	0.05%	0	106,000	10,800	34,100	66,000	33,600	0	40,600	39,200	32,600	116,800	75,700	132,100
NISA Investment Advisors, LLC	0.03%	0.05%	67,760	105,445	107,603	71,385	67,760	67,760	72,760	72,760	72,760	75,160	84,160	75,160	75,160
Corient Capital Partners, LLC	0.00%	0.05%	0	102,310	90,367	0	0	0	0	0	0	0	0	0	0
Numeric Investors, LLC	0.00%	0.05%	0	101,800	147,400	145,700	0	0	0	0	0	601,900	731,232	63,100	0
Manulife Asset Management, LTD	0.05%	0.05%	100,090	100,090	101,942	103,462	103,521	103,341	145,093	138,096	135,158	139,032	121,249	121,107	126,613
Manulife Asset Management (U.S.), LLC	0.04%	0.05%	88,662	99,513	96,226	88,662	136,863	117,485	142,362	140,402	145,863	183,888	192,459	157,459	144,349
Glen Harbor Capital Management, LLC	0.00%	0.05%	0	98,672	0	0	0	0	0	0	0	0	0	0	0
Jane Street Capital, LLC	0.00%	0.05%	0	97,535	76,963	35,163	17,012	11,079	0	0	0	8,467	0	14,090	22,996
The Dreyfus Corporation	0.05%	0.05%	95,444	95,444	97,348	102,246	105,699	112,212	247,483	341,594	195,586	264,069	305,833	305,995	298,594
Nuveen Asset Management, LLC	0.01%	0.05%	15,562	94,646	31,938	15,562	15,868	15,868	18,844	18,426	31,326	20,021	24,286	19,186	19,968
Ohio Public Employees Retirement System	0.04%	0.05%	80,703	94,165	100,362	90,112	92,117	80,703	93,153	133,469	123,983	123,319	102,322	108,309	107,909
BlackRock Investment Management (Australia), LTD	0.04%	0.04%	84,549	91,676	152,800	163,849	154,996	127,588	138,068	127,989	130,267	85,636	115,193	119,283	84,549
Sanlam FOUR Investments U.K., LTD	0.00%	0.04%	0	91,600	63,100	0	0	0	0	0	0	0	0	0	0
Walleye Trading, LLC	0.00%	0.04%	0	88,700	26,516	0	0	0	625,504	0	25,506	0	0	8,553	0
Riverhead Capital Management, LLC	0.03%	0.04%	57,580	88,169	90,469	57,580	186,162	209,443	314,614	245,719	303,821	309,683	296,547	271,152	207,223
Royal London Asset Management, LTD	0.00%	0.04%	0	86,702	86,702	86,702	58,000	86,702	95,113	59,160	0	0	0	64,236	64,505
Robert W. Baird & Company, Inc.	0.00%	0.04%	0	83,598	172,997	168,951	164,696	142,944	114,936	27,560	0	0	30,090	0	0
Wolverine Asset Management, LLC	0.00%	0.04%	0	81,800	0	0	0	0	0	0	0	0	0	0	0
Columbia Threadneedle Investments (U.S.)	0.04%	0.04%	80,911	80,911	87,535	88,614	624,943	586,570	593,800	798,910	819,462	639,090	110,154	112,084	112,465
UBS Asset Management (Americas) Inc.	0.03%	0.04%	62,167	80,670	96,999	97,298	62,167	87,023	271,798	323,223	366,334	307,766	270,390	251,163	226,717
FDx Advisors, Inc.	0.00%	0.04%	0	80,621	78,768	74,708	67,643	62,654	0	0	8,800	9,210	0	0	0
Alpha Omega Wealth Management, LLC	0.00%	0.04%	0	79,656	84,366	73,893	72,355	68,414	0	0	0	0	0	0	0
Norinchukin Zenkyoren Asset Management Company, LTD	0.00%	0.04%	10,233	78,006	72,963	71,638	52,980	11,020	15,806	15,581	16,319	16,215	11,044	10,233	11,347
Lofoten Asset Management, LTD	0.00%	0.04%	0	77,800	77,800	77,800	0	0	0	0	0	0	0	0	0
Oppenheimer & Co., Inc. (Broker)	0.04%	0.04%	77,596	77,596	95,575	231,795	220,638	230,576	261,928	255,576	228,703	168,965	163,287	162,262	154,143
Meadow Creek Investment Management, LLC	0.00%	0.04%	0	77,528	0	0	0	0	0	0	0	0	0	0	0
Soros Fund Management, LLC	0.00%	0.04%	0	76,600	0	0	0	0	0	0	0	0	59,665	0	0
BNP Paribas Asset Management (France)	0.00%	0.04%	0	76,212	120,164	230,811	139,715	88,909	12,472	12,769	0	0	0	0	0
USAA Asset Management Company	0.04%	0.04%	76,090	76,090	214,290	207,151	713,500	985,634	1,019,533	1,002,580	1,097,027	1,183,814	1,073,814	1,108,414	1,024,314
Quantitative Investment Management, LLC	0.00%	0.04%	0	73,900	31,200	0	17,800	0	150,500	0	0	20,300	8,500	49,900	0
Gulf International Bank (U.K.), LTD	0.04%	0.04%	72,508	72,508	72,508	72,508	72,508	72,998	78,608	78,608	78,608	77,551	77,101	77,101	77,101
Laffer Investments, Inc.	0.00%	0.03%	0	71,760	41,680	41,680	50,320	50,320	50,320	50,320	0	0	0	0	0
BlackRock International, LTD	0.03%	0.03%	66,037	70,201	81,180	87,641	77,838	106,244	115,318	103,750	107,850	85,710	98,386	105,828	66,037
Laurion Capital Management, L.P.	0.00%	0.03%	0	69,800	0	133,600	0	0	17,400	0	0	0	0	0	0
Saracen Fund Managers, LTD	0.00%	0.03%	0	69,500	69,500	59,500	0	0	0	0	0	0	0	0	0
THEAM S.A.S.	0.00%	0.03%	0	68,667	100,898	129,703	92,085	48,602	31,854	27,470	33,947	7,433	0	15,279	17,092
Michigan Department of Treasury Bureau of Investments	0.03%	0.03%	67,798	67,798	76,422	77,922	81,222	741,822	760,966	106,766	106,166	113,366	112,766	112,366	111,966
Arca Fondi SGR S.p.A.	0.00%	0.03%	0	67,788	0	73,622	0	0	0	34,136	0	0	0	0	0
Aperio Group, LLC	0.03%	0.03%	52,075	67,454	71,704	69,271	60,801	61,818	61,509	55,943	55,254	53,017	52,960	52,932	52,075
Comerica Bank (Asset Management)	0.03%	0.03%	66,842	66,842	219,133	218,810	74,979	72,304	83,076	84,806	87,252	87,224	88,245	92,755	109,648
National Investment Services, Inc.	0.00%	0.03%	0	66,493	84,185	85,995	85,243	55,742	56,111	55,633	53,315	0	0	0	0
Goldman Sachs Asset Management International, LTD (U.K.)	0.00%	0.03%	368	65,642	75,768	64,700	547	456	456	456	456	456	368	368	368
Russell Investment Management Company	0.01%	0.03%	12,233	65,556	16,387	20,221	25,652	77,765	21,294	26,352	12,233	24,188	147,747	12,741	20,072
Commerce Investment Advisors, Inc.	0.03%	0.03%	65,412	65,412	69,335	70,485	70,348	69,485	69,835	70,325	69,781	74,652	73,997	73,850	73,150
Vanguard Investments Australia, LTD	0.03%	0.03%	59,446	65,074	78,846	59,446	66,546	66,546	86,846	94,802	94,802	94,802	94,802	94,802	94,802
Tennessee Consolidated Retirement System	0.02%	0.03%	33,215	64,606	97,276	52,436	146,058	33,215	42,700	44,200	44,200	46,400	46,400	46,400	46,400
Fiera Capital Corporation (Asset Management)	0.00%	0.03%	0	64,298	47,349	47,349	53,826	50,796	49,548	49,548	0	0	0	77,100	69,400
First Asset Investment Management, Inc.	0.02%	0.03%	44,114	62,576	68,557	63,991	53,619	49,289	44,114	64,898	61,508	59,419	53,198	48,313	45,758
Texas Permanent School Fund	0.03%	0.03%	62,045	62,045	67,473	72,806	81,372	83,169	98,521	100,211	103,046	104,634	106,840	114,321	120,335
RBC Dominion Securities, Inc.	0.00%	0.03%	100	60,791	61,558	56,551	800	800	900	39,031	275	100	100	136	136
Round Hill Asset Management, Inc.	0.00%	0.03%	0	60,745	0	0	0	0	0	0	0	0	0	0	0

Barclays Bank PLC (Wealth and Investment Management)	0.00%	0.03%	0	60,147	40,285	49,867	23,013	0	0	0	900	900	1,300	32,561	6,300
J.P. Morgan Investment Management, Inc.	0.02%	0.03%	35,113	59,570	35,113	44,257	192,615	213,768	491,203	662,072	1,591,905	1,523,186	1,549,016	1,327,486	1,324,875
Parallax Volatility Advisers, L.P.	0.00%	0.03%	0	58,505	8,847	0	0	0	150	14,039	10,889	21,120	90,341	17,393	74,817
First Republic Investment Management, Inc.	0.00%	0.03%	0	57,666	57,932	61,071	11,938	11,525	0	0	0	0	6,459	0	0
Wells Fargo Bank N.A. (Asset Management)	0.02%	0.03%	36,887	56,679	38,478	36,887	39,053	64,749	103,921	88,942	52,522	52,066	57,318	53,433	52,694
Flinton Capital Management, LLC	0.00%	0.03%	0	56,384	0	0	0	0	0	0	0	0	0	0	0
ACTIAM N.V.	0.01%	0.03%	20,809	56,048	55,948	43,794	44,022	37,685	37,928	31,448	20,809	29,783	27,023	27,234	28,060
Hartford Investment Management Company	0.03%	0.03%	53,915	55,436	55,855	53,915	58,295	58,601	83,145	83,395	100,024	79,171	81,212	81,730	80,152
Deutsche Investment Management Americas, Inc.	0.02%	0.03%	45,334	54,873	102,106	87,315	127,115	133,037	139,258	122,770	111,870	62,043	59,325	72,802	45,334
Otter Creek Management, Inc.	0.00%	0.03%	0	54,630	54,630	54,630	54,630	54,630	54,630	62,000	0	0	0	0	0
Arizona State Retirement System	0.03%	0.03%	54,182	54,182	71,408	79,508	89,608	87,308	108,608	114,576	114,576	114,576	112,476	112,276	112,676
Peak6 Capital Management, LLC	0.00%	0.03%	0	53,297	43,638	1,918	44,448	0	367,242	56,541	39,480	0	0	109,512	28,764
ProFund Advisors, LLC	0.02%	0.03%	40,097	52,196	40,097	42,771	51,756	63,462	66,209	92,806	91,553	110,213	90,550	70,276	81,757
Quoniam Asset Management GmbH	0.00%	0.02%	0	51,478	0	0	0	0	0	0	0	0	0	0	0
J.P. Morgan Securities, LLC (Broker)	0.00%	0.02%	6,522	50,937	6,522	290,925	14,691	671,491	30,131	342,598	684,270	668,108	327,500	312,383	282,034
Wilmington Trust Investment Management, LLC	0.01%	0.02%	27,001	50,784	51,393	38,043	38,855	39,603	35,516	35,674	44,471	36,181	36,655	32,991	27,001
AP 4/Fjärde AP-Fonden	0.02%	0.02%	46,934	50,757	57,392	58,892	53,581	46,934	52,855	56,738	64,113	67,431	70,527	77,791	77,791
AEGON Asset Management N.V. (Netherlands)	0.02%	0.02%	50,310	50,310	50,711	104,669	105,991	95,968	110,680	109,969	109,270	108,615	120,945	128,452	130,785
Alaska Retirement Management Board	0.00%	0.02%	0	50,252	47,265	72,271	0	0	8,860	8,860	8,860	8,860	9,640	9,640	9,640
Sampension Administrationsselskab A/S	0.01%	0.02%	24,791	49,540	49,540	49,540	55,639	55,639	36,737	36,737	36,737	36,737	24,791	24,791	46,488
PSP Investments	0.02%	0.02%	37,952	49,252	49,252	42,552	37,952	59,552	72,252	94,352	95,352	92,612	101,012	103,212	100,411
Eaton Vance Management	0.02%	0.02%	48,524	48,524	57,704	76,609	80,460	80,994	80,994	81,127	80,474	75,567	78,747	77,297	77,620
Alethea Capital Management, LLC	0.00%	0.02%	0	47,942	0	75,241	71,275	0	0	10,952	0	77,879	0	0	0
ExxonMobil Investment Management, Inc.	0.02%	0.02%	47,941	47,941	55,942	58,088	57,448	52,866	63,424	61,104	66,193	64,873	67,408	69,767	71,815
Glenmede Trust Company (Asset Management)	0.01%	0.02%	11,750	46,745	47,983	44,027	72,726	221,148	138,499	117,249	55,446	59,853	11,750	11,750	12,000
Argyle Capital Management, Inc.	0.02%	0.02%	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950
GeoWealth Management, LLC	0.00%	0.02%	0	45,669	31,548	20,983	0	0	0	0	0	0	0	0	0
Alpha Architect, LLC	0.00%	0.02%	0	45,522	57,082	0	0	37,330	36,591	45,054	0	18,258	0	0	0
Bell Rock Capital Management, LLP	0.00%	0.02%	0	45,133	0	68,340	0	0	0	0	0	0	75,109	59,703	0
Colorado Public Employee Retirement Association	0.02%	0.02%	44,188	44,188	50,394	50,364	54,041	59,584	66,059	69,852	69,977	69,757	69,906	69,991	70,040
Midas Management Corp.	0.00%	0.02%	0	43,900	43,900	43,900	0	0	0	0	0	0	0	0	0
SEI Investments Management Corporation	0.00%	0.02%	177	43,536	1,038	8,210	8,659	20,219	19,084	177	7,914	13,863	12,170	9,670	18,326
AP 2/Andra AP-Fonden	0.01%	0.02%	16,700	43,400	41,000	67,700	43,900	69,800	37,700	54,300	71,300	73,900	82,900	16,700	19,300
RBC Global Asset Management, Inc.	0.00%	0.02%	3,077	43,087	36,965	30,877	23,099	3,542	3,077	7,047	16,231	463,240	387,450	382,455	381,002
U.S. Bank Private Asset Management	0.02%	0.02%	41,997	41,997	104,350	89,861	93,320	95,158	97,022	101,816	104,871	110,919	109,061	104,693	107,623
Nomura Securities Company, LTD (Broker)	0.00%	0.02%	0	41,764	106,096	0	0	0	179,118	107,597	26,626	35,941	10,324	63,347	166,669
Johnson Financial Group, Inc.	0.00%	0.02%	0	41,432	42,185	42,142	38,389	37,802	886	886	1,646	46	46	0	0
Brinker Capital, Inc.	0.00%	0.02%	0	41,204	25,185	28,338	14,936	11,398	0	0	0	0	0	0	0
Ada Investment Management, L.P.	0.00%	0.02%	0	40,826	40,826	40,826	40,826	40,826	0	0	0	0	0	0	0
BCGE Asset Management S.A.	0.00%	0.02%	0	40,530	40,530	0	0	0	0	0	0	0	0	0	0
Zürcher Kantonalbank (Asset Management)	0.01%	0.02%	20,064	40,411	52,137	35,995	37,033	37,033	41,039	35,995	33,753	30,164	20,064	20,064	20,064
LSV Asset Management	0.00%	0.02%	0	39,400	20,900	0	0	0	0	0	0	0	0	0	0
BMO Asset Management U.S.	0.00%	0.02%	10,004	38,651	39,867	38,744	20,790	16,219	10,350	10,187	10,633	208,847	172,941	27,575	10,004
Lombard Odier Asset Management Europe, LTD	0.00%	0.02%	0	38,428	0	40,812	24,665	21,174	13,396	0	0	0	0	0	0
Aberdeen Asset Managers, LTD (U.K.)	0.01%	0.02%	26,141	38,420	38,847	40,168	45,522	77,695	79,000	80,661	78,099	47,063	79,897	84,349	26,141
Tilney Bestinvest	0.00%	0.02%	0	38,238	29,266	29,803	22,073	21,875	21,220	23,760	22,359	25,457	15,314	6,507	0
Livingston Group Asset Management Company	0.00%	0.02%	0	38,060	34,350	25,040	0	0	0	0	0	0	0	0	0
BB&T Securities, LLC	0.00%	0.02%	8,502	37,911	35,361	27,014	22,265	11,717	9,997	9,989	9,599	9,460	9,927	9,127	8,502
Utah Retirement Systems	0.02%	0.02%	37,839	37,839	40,939	40,939	42,339	42,239	49,239	48,939	48,939	47,439	47,439	47,539	48,839
Meeder Asset Management, Inc.	0.00%	0.02%	0	37,275	6,907	28,030	17,255	23,009	0	0	0	19,197	17,975	18,084	16,354
Gutmann KAG	0.00%	0.02%	0	36,909	62,023	8,000	8,000	12,781	21,390	0	0	0	0	0	0
Cornerstone Capital Management Holdings, LLC	0.02%	0.02%	36,255	36,255	42,222	48,300	187,804	233,865	99,676	61,790	173,827	485,183	559,449	78,306	61,394
Storebrand Asset Management AS	0.01%	0.02%	30,511	35,425	35,425	30,511	30,511	38,134	58,623	65,786	81,628	79,063	73,918	69,459	64,517
CPP Investment Board	0.00%	0.02%	6,984	34,827	65,574	566,200	538,900	303,200	50,200	49,500	44,100	35,157	9,294	6,984	105,209
Mitsubishi UFJ Kokusai Asset Management Company, LTD	0.02%	0.02%	31,326	34,600	34,801	35,043	34,036	31,326	34,331	34,679	66,808	38,894	44,496	52,993	53,661
Azimut Capital Management SGR S.p.A.	0.00%	0.02%	0	34,000	34,000	34,000	493,000	493,000	322,000	322,000	392,000	392,000	246,000	246,000	0
Zmartic Fonder AB	0.00%	0.02%	0	33,825	33,825	0	0	0	0	0	0	0	0	0	0
Barclays Bank PLC (Funds and Advisory)	0.00%	0.02%	0	33,820	28,480	18,089	16,599	0	0	0	0	0	0	12,140	6,300
SG Americas Securities, LLC	0.00%	0.02%	0	33,735	52,615	0	20,842	7,222	1,578,951	26,522	102,783	210,384	179,189	300,300	326,364
KLP Kapitalforvaltning AS	0.02%	0.02%	33,451	33,551	521,451	521,451	33,451	33,451	356,700	356,700	338,900	311,600	38,000	38,000	261,400
Sicart Associates, LLC	0.00%	0.02%	0	33,500	0	0	0	0	0	0	0	0	0	0	0
LLB Asset Management AG	0.01%	0.02%	24,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	24,000	24,000
Meiji Yasuda Asset Management Company, LTD	0.00%	0.02%	0	32,710	31,970	0	0	0	0	0	0	0	0	0	0
Amalgamated Bank of New York	0.00%	0.02%	6,955	32,438	30,825	30,972	9,312	7,105	10,409	10,017	9,584	7,364	8,439	7,914	6,955
Irish Life Investment Managers, LTD	0.02%	0.02%	32,163	32,163	36,483	37,319	36,902	39,121	44,773	44,773	40,621	40,334	39,731	38,831	38,754
Premier Asset Management, LLC	0.00%	0.02%	0	32,100	32,100	0	0	0	0	0	0	0	0	0	0
CIBC Asset Management, Inc.	0.02%	0.02%	31,940	31,940	32,837	36,115	34,992	34,839	37,862	38,010	37,576	37,683	46,859	47,411	48,830
Spot Trading, LLC	0.00%	0.02%	0	31,326	27,537	27,437	20,032	2,439	29,829	16,131	24,233	5,853	0	134	75,542
Amica Mutual Insurance Company	0.00%	0.02%	0	31,200	31,200	31,200	31,200	31,200	0	0	0	0	0	0	0
Paloma Partners Management Company	0.00%	0.01%	0	30,986	0	140,194	47,592	0	18,514	35,987	20,046	9,362	24,093	19,301	0
Barings, LLC	0.00%	0.01%	0	30,705	0	0	10,405	49,905	36,805	79,505	25,705	25,705	62,505	25,205	9,205
LPL Financial, LLC (Broker)	0.00%	0.01%	0	30,612	11,811	26,010	18,919	22,262	17,800	14,979	18,132	26,558	17,241	6,705	0
Handelsbanken Asset Management (Sweden)	0.00%	0.01%	0	30,088	30,088	0	0	32,997	48,478	35,771	31,572	30,202	25,508	23,899	27,838
Ashfield Capital Partners, LLC	0.01%	0.01%	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000
Mercer Investment Management Europe, LTD	0.01%	0.01%	29,491	29,784	29,784	31,442	30,564	30,564	31,163	31,163	29,491	29,491	29,491	29,491	32,391
Henderson Global Investors, LTD (U.K.)	0.01%	0.01%	26,252	29,452	26,252	26,252	206,901	199,926	181,856	165,402	127,963	124,447	224,276	210,468	228,011
Skandia Liv	0.01%	0.01%	29,283	29,283	29,283	29,283	29,283	29,283	29,283	33,683	33,683	39,283	39,283	39,283	39,283
Moody National Bank (Asset Management)	0.01%	0.01%	21,830	29,265	29,265	29,565	22,040	22,040	22,040	22,040	22,040	21,830	27,130	27,130	27,130
Formidable Asset Management, LLC	0.00%	0.01%	5,929	28,893	28,267	26,326	25,353	5,929	5,929	5,929	5,929	5,929	5,929	5,929	5,929
Guggenheim Partners Investment Management, LLC	0.00%	0.01%	0	28,877	0	0	0	0	0	17,848	14,488	24,215	81,276	158,952	280,127
Mason Street Advisors, LLC	0.01%	0.01%	28,371	28,371	29,638	30,227	31,428	30,813	35,747	35,442	35,448	74,349	76,056	76,072	76,481
Nomura Asset Management Company, LTD	0.01%	0.01%	27,490	28,180	28,580	28,580	28,580	27,490	32,290	31,190	31,190	32,650	32,650	33,150	32,950
Cadence Capital Management, LLC	0.01%	0.01%	27,570	28,039	27,570	30,509	39,320	39,466	34,764	46,107	39,496	41,675	42,546	35,857	65,042
Amundi Hong Kong, LTD	0.00%	0.01%	0	27,373	27,373	27,373	0	0	0	0	0	0	0	0	0
Key Private Bank (Asset Management)	0.01%	0.01%	17,757	26,670	26,933	27,306	162,603	168,437	191,806	227,800	264,035	279,428	235,589	150,328	17,757
Kentucky Teachers' Retirement System	0.01%	0.01%	26,500	26,500	31,700	31,700	31,700	31,700	40,300	40,300	40,300	43,600	43,600	43,600	43,600
WEDGE Capital Management, LLP	0.00%	0.01%	0	26,419	27,559	27,789	0	0	959,025	0	22,050	22,050	22,025	0	0
Ontario Teachers Pension Plan Board	0.01%	0.01%	26,220	26,220	38,945	37,310	71,612	61,511	62,253	109,352	59,070	53,254	50,804	45,002	44,686
Natixis Asset Management	0.00%	0.01%	0	25,910	22,712	23,350	1,450	0	0	0	0	0	0	6,001	0
Pacer Advisors, Inc.	0.00%	0.01%	0	25,276	24,078	4,048	3,955	3,550	0	0	0	0	0	0	0
AP 3/Tredje AP-Fonden	0.01%	0.01%	24,901	24,901	61,058	61,058	61,058	61,058	69,165	69,165	74,905	74,905	94,389	94,389	113,837
Mutual of America Capital Management	0.01%	0.01%	24,606	24,606	29,054	26,183	30,209	26,500	30,880	30,506	30,141	29,805	29,573	28,914	29,503
Stifel, Nicolaus & Company, Inc.	0.00%	0.01%	0	24,404	10,892	2,042	2,686	2,957	1,441	10,595	395	250	0	0	0
Oregon State Treasury	0.01%	0.01%	24,357	24,357	64,275	43,038	59,938	59,807	62,265	61,699	59,199	58,599	57,532	56,732	56,732
JT Stratford, LLC	0.00%	0.01%	0	24,353	0	0	0	0	0	0	0	0	0	0	0
Golden Capital Management, LLC	0.01%	0.01%	24,211	24,211	28,017	29,620	161,485	178,883	206,464	210,509	199,165	188,686	51,123	44,362	46,714
SunTrust Robinson Humphrey, Inc	0.01%	0.01%	20,700	24,125	24,030	24,940	24,940	24,063	20,700	21,404	21,522	21,942	22,057	22,231	21,000
Northwestern Mutual Investment Management Company, LLC	0.00%	0.01%	0	23,816	21,675	8,562	9,009	35,005	40,467	40,466	40,378	0	0	0	0

Barrow Street Advisors, LLC	0.00%	0.01%	6,080	23,702	20,588	19,008	22,562	27,902	23,807	22,988	10,900	8,964	6,080	6,266	6,279
PanAgora Asset Management, Inc.	0.01%	0.01%	15,281	23,608	21,517	29,526	16,921	18,064	39,916	427,082	431,029	224,030	87,167	15,281	243,797
McRae Capital Management, Inc.	0.00%	0.01%	0	23,025	24,775	24,875	19,725	0	0	0	0	0	0	0	0
Palo Capital, Inc.	0.00%	0.01%	0	22,884	17,809	68,926	0	0	0	0	0	0	0	0	0
AMP Capital Investors (New Zealand), LTD	0.00%	0.01%	0	22,800	0	0	0	0	0	0	0	0	0	0	0
New Mexico Educational Retirement Board	0.01%	0.01%	22,740	22,740	22,740	26,140	26,140	25,640	30,940	29,140	31,940	33,340	36,640	35,740	35,740
Squarepoint OPS, LLC	0.00%	0.01%	0	22,353	0	130,776	110,977	34,463	0	7,530	0	0	0	0	0
Migdal Mutual Funds, LTD	0.00%	0.01%	0	22,197	12,693	9,853	10,042	0	0	65,104	35,945	0	26,138	0	0
Gideon Capital Advisors, Inc.	0.00%	0.01%	0	22,007	0	0	0	0	0	0	0	0	0	0	0
CSS, LLC	0.00%	0.01%	0	21,738	33,867	25,221	0	0	187,931	0	0	0	0	0	0
Vision2020 Wealth Management Corporation	0.00%	0.01%	0	21,113	28,399	26,034	0	0	0	0	0	0	0	0	0
Wellesley Investment Partners, LLC	0.00%	0.01%	0	20,860	22,347	19,607	16,911	16,566	0	0	0	0	0	0	0
Capstone Asset Management Company	0.01%	0.01%	16,325	20,820	21,180	21,890	22,445	23,015	22,885	21,375	19,105	18,315	16,535	16,325	20,846
Colonial First State Global Asset Management	0.01%	0.01%	20,811	20,811	22,752	26,452	26,461	27,561	24,678	25,678	27,703	27,703	28,378	26,578	41,757
Advantus Capital Management, Inc.	0.01%	0.01%	20,713	20,713	21,583	21,877	22,745	22,685	25,694	25,794	25,585	24,693	24,144	24,244	24,306
World Asset Management, Inc.	0.01%	0.01%	20,582	20,582	22,914	22,926	23,140	26,191	29,664	29,251	32,465	32,705	39,557	37,477	37,424
Brown Advisory, LLC	0.01%	0.01%	15,850	20,571	19,236	15,850	56,207	79,850	80,001	71,500	79,987	79,928	79,850	80,150	79,850
Independent Financial Partners	0.00%	0.01%	0	20,390	22,065	8,068	9,052	5,995	0	0	0	0	0	0	0
IPSOL Capital, Inc	0.00%	0.01%	0	20,191	0	0	0	0	0	0	0	0	0	0	0
Investor Asset Management BVBA	0.00%	0.01%	0	20,188	11,487	11,487	11,487	0	0	0	0	0	0	0	0
Mediolanum Asset Management, LTD	0.01%	0.01%	20,138	20,165	20,165	20,165	20,165	20,138	23,493	23,493	23,493	27,322	27,483	27,483	27,483
RBF Capital, LLC	0.01%	0.01%	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Envestnet Asset Management, Inc.	0.00%	0.01%	2,625	19,980	27,603	27,513	26,831	10,119	9,037	13,665	13,228	10,087	8,405	3,122	2,625
Optimum Investment Advisors, LLC	0.01%	0.01%	19,512	19,512	19,512	22,412	22,412	23,362	23,362	24,462	24,462	25,162	25,162	25,162	25,262
Lazard Asset Management, LTD (U.K.)	0.00%	0.01%	0	19,407	14,871	5,292	0	0	0	0	0	0	0	0	0
IFC Holdings, Inc. (Florida)	0.00%	0.01%	0	19,273	19,271	20,731	21,046	21,046	21,046	21,046	21,046	21,046	21,046	8,668	0
KBC Asset Management N.V.	0.01%	0.01%	12,464	19,061	14,662	14,662	14,662	14,662	14,758	14,758	12,464	17,273	12,516	32,770	32,770
City National Rochdale, LLC	0.01%	0.01%	18,502	18,972	19,303	18,502	38,684	18,643	36,926	37,376	46,830	46,651	62,558	46,412	23,229
Eqis Capital Management, Inc.	0.00%	0.01%	0	18,666	19,611	13,012	11,559	14,728	7,341	7,092	6,977	6,143	0	0	0
StanCorp Investment Advisers, Inc	0.00%	0.01%	0	18,588	18,588	18,588	18,588	18,588	18,588	18,588	18,588	18,328	0	0	0
Sit Investment Associates, Inc.	0.00%	0.01%	0	18,300	18,300	67,865	1,148,185	1,018,085	1,055,785	1,403,635	1,369,120	1,096,142	0	0	0
Carl Domino, Inc.	0.00%	0.01%	0	18,235	53,155	41,110	42,040	0	0	0	0	0	0	0	0
D.A. Davidson & Co. (Broker)	0.00%	0.01%	400	18,185	615	400	10,332	28,178	33,164	24,888	25,878	12,724	11,706	6,407	864
New Jersey Division of Investment	0.01%	0.01%	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000
Jensen Investment Management, Inc.	0.00%	0.01%	0	17,440	19,500	20,230	0	10,850	0	0	0	0	14,820	0	0
First Interstate Wealth Management	0.00%	0.01%	0	17,440	217	0	0	0	0	0	0	0	0	0	0
Huntington Asset Advisors, Inc.	0.00%	0.01%	0	17,224	22,254	18,648	3,503	18,127	3,713	7,419	3,713	7,413	0	0	0
Lazard Asset Management Pacific Company	0.00%	0.01%	0	17,100	17,100	15,700	0	0	0	0	0	0	0	0	0
Bryn Mawr Capital Management, Inc.	0.00%	0.01%	0	17,071	17,071	17,071	17,071	17,071	17,071	0	16,363	0	0	0	13,270
Dreman Value Management, LLC	0.00%	0.01%	0	16,996	0	0	0	0	0	0	0	0	0	0	0
Liberty Mutual Group Asset Management, Inc.	0.01%	0.01%	14,840	16,917	15,838	15,101	16,279	14,840	41,298	47,793	61,876	59,717	52,056	54,281	56,244
Sumitomo Mitsui Asset Management Company, LTD	0.01%	0.01%	16,889	16,889	17,617	17,617	17,269	17,213	51,820	51,706	51,493	53,191	55,482	27,684	27,659
IBM Retirement Plan (U.S.)	0.01%	0.01%	16,664	16,664	21,315	22,693	23,686	57,342	63,585	67,211	67,576	67,680	64,675	69,964	70,081
Morgan Stanley Investment Management Inc.	0.01%	0.01%	16,069	16,069	18,557	28,917	46,287	39,824	228,366	427,735	438,973	306,835	47,137	44,638	28,923
Dimensional Fund Advisors, LTD (U.K.)	0.00%	0.01%	3,759	15,917	11,644	11,644	11,634	12,122	9,150	8,250	7,050	6,723	6,378	6,378	3,759
Kentucky Retirement Systems	0.01%	0.01%	15,898	15,898	16,745	28,144	32,354	26,749	28,189	27,551	27,375	30,233	21,401	32,184	32,184
DFA Australia, LTD	0.00%	0.01%	0	15,506	0	0	0	0	0	0	0	0	0	0	0
TCW Investment Management Company	0.01%	0.01%	15,300	15,300	16,200	16,450	20,487	278,609	23,891	18,600	77,600	77,050	134,800	137,350	136,200
Swedbank Robur Fonder AB	0.00%	0.01%	3,700	15,224	807,205	850,373	854,073	871,757	1,215,938	1,354,668	551,787	3,700	3,700	3,700	3,700
Allianz Investment Management LLC	0.00%	0.01%	0	15,186	15,186	0	0	0	0	0	0	0	0	0	0
GLG Partners, L.P.	0.01%	0.01%	14,115	15,073	14,115	14,858	15,271	17,975	28,301	28,353	28,462	29,167	29,167	496,200	224,784
Gateway Investment Advisers, LLC	0.01%	0.01%	15,007	15,007	16,397	16,811	16,811	24,421	28,856	30,894	31,583	31,864	32,711	32,661	28,461
Morgan Stanley Investment Management, LTD (U.K.)	0.00%	0.01%	0	15,000	27,000	27,000	27,000	16,000	24,200	500	473	0	0	0	0
Manulife Asset Management (Hong Kong), LTD	0.00%	0.01%	0	14,928	14,928	14,928	16,162	16,162	0	0	0	0	0	0	0
State Street Global Advisors (Japan) Company, LTD	0.01%	0.01%	14,836	14,836	17,688	17,688	17,688	17,802	19,150	19,150	17,900	17,900	19,800	19,800	21,000
OppenheimerFunds, Inc	0.00%	0.01%	0	14,635	13,678	12,226	9,600	8,747	0	0	0	0	0	61,780	669,030
Raymond James & Associates, Inc.	0.01%	0.01%	14,506	14,506	168,048	167,546	25,861	45,778	177,804	246,289	249,432	196,584	92,982	63,971	35,950
HSBC Global Asset Management (France)	0.00%	0.01%	0	14,349	19,350	21,625	13,297	12,131	13,465	0	13,762	11,809	12,134	13,676	13,676
CIBC World Markets Corp.	0.00%	0.01%	0	14,338	0	0	0	0	400,000	0	0	0	0	0	0
Advance Asset Management, LTD	0.00%	0.01%	1,716	14,332	14,332	14,332	11,184	11,184	11,471	1,716	11,471	8,381	5,281	5,281	5,281
FFCM, LLC	0.00%	0.01%	0	14,071	11,258	9,641	2,697	783	638	0	0	0	0	0	0
Pictet Asset Management, LTD	0.00%	0.01%	0	13,864	13,862	13,700	8,800	8,800	8,800	8,800	0	0	0	0	0
DNB Asset Management AS	0.00%	0.01%	0	13,766	13,566	13,566	13,566	4,266	4,266	4,266	4,266	0	0	0	11,866
Cetera Advisors LLC	0.00%	0.01%	0	13,700	14,907	15,149	0	0	29,968	30,428	0	0	0	0	0
GAM Investment Management (Switzerland) AG	0.01%	0.01%	13,568	13,568	20,695	176,249	59,874	21,462	18,773	17,909	14,800	13,900	13,900	14,800	14,800
PNC Bank, N.A. (Asset Management)	0.01%	0.01%	13,452	13,452	19,310	31,920	52,169	54,513	75,655	77,721	79,646	69,683	69,448	60,953	58,748
Lodestar Investment Counsel, LLC	0.01%	0.01%	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200
Louisiana State Employees Retirement System	0.01%	0.01%	13,100	13,100	13,900	14,700	15,800	16,500	20,200	20,100	19,800	20,700	21,100	21,500	21,700
La Banque Postale Asset Management	0.00%	0.01%	0	12,993	3,913	3,795	3,795	2,326	2,362	9,701	9,730	9,400	9,091	0	0
LS Investment Advisors, LLC	0.00%	0.01%	10,291	12,877	12,912	15,524	11,668	11,057	12,358	11,994	11,735	11,771	10,291	10,316	10,748
ING Bank N.V. (Netherlands)	0.00%	0.01%	0	12,806	9,039	0	0	0	0	0	10,850	10,850	0	0	0
Veritable, L.P.	0.01%	0.01%	11,812	12,606	12,591	12,325	11,812	12,322	12,132	16,045	17,475	14,751	18,338	18,364	18,484
Group One Trading, L.P.	0.00%	0.01%	0	12,538	0	0	0	0	421,285	119,733	62,420	57,980	0	0	62,752
Beacon Trust Company	0.01%	0.01%	12,532	12,532	76,392	75,102	87,725	83,053	78,224	78,289	76,968	73,026	69,378	51,471	50,986
HighTower Advisors, LLC	0.00%	0.01%	0	12,275	13,043	0	31,394	44,172	45,946	0	41,939	29,869	28,188	27,610	24,921
Commonwealth Equity Services, Inc.	0.01%	0.01%	12,210	12,210	15,002	14,941	16,800	16,904	15,681	14,989	14,852	13,686	13,590	13,482	12,639
Sterneck Capital Management, LLC	0.00%	0.01%	0	12,181	12,181	12,181	30,181	31,181	31,181	0	6,615	6,615	6,615	6,615	0
Capital Investment Counsel, Inc. (North Carolina)	0.00%	0.01%	0	12,150	11,300	0	0	0	0	0	0	0	0	0	0
Snow Capital Management, L.P.	0.00%	0.01%	0	12,000	93,755	0	0	0	0	0	0	0	0	0	0
Pennsylvania Public School Employees' Retirement System	0.01%	0.01%	11,873	11,873	12,513	17,968	17,509	15,410	17,751	30,908	31,577	50,208	50,451	50,224	52,537
Fidelity International Limited - FIL Investissements SAS	0.00%	0.01%	0	11,864	24,944	49,487	51,157	50,972	38,613	35,715	33,178	38,497	41,654	27,688	0
Parkwood, LLC	0.00%	0.01%	0	11,531	0	0	0	0	0	0	0	0	0	0	0
Park National Bank	0.00%	0.01%	7,675	11,371	12,301	13,192	11,750	9,981	7,675	7,675	7,722	7,722	7,675	7,675	7,675
Deka Investment GmbH	0.00%	0.01%	1,845	11,154	7,004	351,454	333,964	332,290	168,714	147,628	146,465	10,247	10,199	2,789	1,845
UMB Investment Advisors	0.00%	0.01%	0	11,105	11,105	10,251	0	0	0	0	0	0	0	0	0
Evercore Wealth Management, LLC	0.00%	0.01%	0	10,988	966	966	966	0	13,068	12,531	12,531	12,531	12,531	12,531	10,463
Sentry Investment Management, LLC	0.01%	0.01%	10,892	10,892	10,892	10,892	10,892	10,892	12,691	12,691	12,691	12,691	12,691	14,255	15,300
BB&T Scott & Stringfellow	0.01%	0.01%	10,850	10,850	10,850	10,850	10,850	10,850	16,400	16,400	16,400	16,400	16,400	21,900	11,550
Meeschaert Asset Management S.A.	0.00%	0.01%	0	10,404	10,404	0	0	0	0	0	0	0	0	0	0
Pacad Investment, LTD	0.00%	0.01%	0	10,400	0	135,429	57,000	0	14,400	0	10,100	0	0	0	0
J.J.B. Hilliard W.L. Lyons, LLC (Asset Management)	0.00%	0.01%	10,337	10,377	10,337	10,337	10,337	11,025	14,225	11,025	11,025	11,025	11,025	11,025	11,025
Total % of Shares Held		95.10%													

Table B: H&R Block, Inc (HRB) Institutional Ownership Changes Using Ipreo Database					207,117,000 shares 12/31/2016										
Institution Name	Min % O/S 3Yrs	% O/S 12/31/2016	Min Shares 3 Yrs	Shares 12/31/2016	Shares 9/30/2016	Shares 6/30/2016	Shares 3/31/2016	Shares 12/31/2015	Shares 9/30/2015	Shares 6/30/2015	Shares 3/31/2015	Shares 12/31/2014	Shares 9/30/2014	Shares 6/30/2014	Shares 3/31/2014
The Vanguard Group, Inc.	9.14%	9.88%	18,934,363	20,465,482	20,431,142	20,493,405	21,468,302	22,473,518	22,971,640	23,770,350	24,071,403	22,845,468	21,837,780	19,637,916	18,934,363
BlackRock Fund Advisors	4.70%	4.74%	9,739,780	9,819,564	9,951,577	9,739,780	9,977,306	10,161,578	11,226,076	11,178,963	11,190,034	10,911,976	10,682,297	11,209,990	10,277,526
State Street Global Advisors (SSgA)	4.59%	4.84%	9,516,427	10,032,122	9,652,925	9,516,427	10,076,818	10,161,953	11,319,426	11,295,836	11,855,036	12,230,582	11,519,926	10,699,218	10,719,122
First Eagle Investment Management, LLC	2.75%	2.78%	5,699,326	5,749,967	5,740,358	5,751,645	5,728,877	5,708,865	5,764,955	5,848,330	5,916,760	5,870,226	5,852,771	5,743,887	5,699,326
Artisan Partners, L.P.	1.57%	2.29%	3,247,935	4,753,017	5,010,054	4,349,421	3,582,955	3,247,935	5,160,978	7,261,314	8,086,699	8,906,364	9,353,318	9,685,749	9,967,264
Northern Trust Investments, Inc.	1.34%	1.67%	2,774,291	3,468,354	3,958,552	3,719,503	3,739,434	3,554,802	3,593,882	3,581,034	3,533,811	3,531,685	2,782,864	2,774,291	2,803,177
Fidelity Management & Research Company	1.34%	1.34%	2,768,634	2,768,634	5,688,610	7,182,824	10,140,473	11,269,377	15,619,201	15,544,366	24,653,642	24,600,721	24,628,288	24,566,321	25,848,646
Mellon Capital Management Corporation	1.32%	2.99%	2,743,623	6,192,118	3,606,238	3,431,832	3,413,534	2,743,623	4,215,653	5,754,942	4,781,252	6,841,084	4,597,769	4,615,467	4,520,575
Norges Bank Investment Management (Norway)	0.99%	1.03%	2,056,891	2,132,924	2,247,647	2,247,647	2,247,647	2,247,647	2,631,987	2,631,987	2,537,509	2,446,631	2,269,547	2,092,682	2,056,891
Geode Capital Management, LLC	0.90%	0.94%	1,865,277	1,955,142	1,936,614	1,865,277	1,989,176	1,871,051	2,136,497	2,115,679	2,229,478	2,192,926	2,011,084	1,941,417	1,965,133
BlackRock Investment Management (U.K.), LTD	0.64%	3.51%	1,320,280	7,261,830	6,354,134	6,963,944	6,954,383	6,185,771	6,020,366	4,753,469	4,539,564	1,493,845	1,406,211	1,396,333	1,320,280
Legal & General Investment Management, LTD	0.49%	0.51%	1,021,110	1,063,001	1,067,147	1,066,523	1,021,110	1,023,870	1,181,663	1,150,287	1,120,409	1,138,583	1,156,881	1,183,673	1,169,801
TIAA-CREF Investment Management, LLC	0.48%	0.56%	987,644	1,153,635	1,143,170	987,644	1,361,462	1,379,921	1,182,901	1,205,540	1,328,532	1,531,970	1,833,758	1,746,586	1,902,739
BNY Asset Management	0.46%	0.46%	958,882	958,882	1,229,530	1,385,847	1,387,171	1,338,089	1,118,000	1,160,339	1,113,895	1,116,397	1,145,987	1,142,748	1,176,392
Thompson Siegel & Walmsley, LLC	0.41%	1.88%	858,658	3,903,070	3,202,288	2,629,147	2,245,225	1,270,474	1,398,224	1,874,950	1,802,003	1,636,934	1,383,654	1,081,290	858,658
BlackRock Advisors, LLC	0.41%	4.15%	839,135	8,593,141	8,119,791	6,907,937	6,692,384	5,526,339	5,669,684	4,021,208	3,960,071	1,090,839	1,310,661	1,392,831	839,135
Charles Schwab Investment Management, Inc.	0.39%	0.47%	806,726	963,173	917,292	893,126	872,553	1,031,712	1,090,013	1,060,996	1,044,848	1,425,425	1,353,448	1,004,200	806,726
Gabelli Funds, LLC	0.31%	0.48%	643,400	998,233	953,000	916,000	816,366	698,572	849,400	840,900	763,400	726,400	683,800	674,400	643,400
Sumitomo Mitsui Trust Asset Management Company, LTD	0.31%	0.31%	638,511	638,511	646,254	653,442	674,219	638,791	761,718	762,062	739,076	668,171	674,546	655,193	689,586
California Public Employees Retirement System	0.29%	0.29%	592,650	605,150	600,650	613,350	652,750	592,650	694,608	733,508	748,071	748,071	746,571	771,471	770,771
Goldman Sachs & Co. (U.S.) (Broker)	0.27%	1.43%	557,358	2,957,752	1,759,476	1,418,539	999,771	1,494,190	2,374,177	2,414,120	1,429,876	1,295,336	1,075,443	1,202,787	557,358
Security Investors, LLC	0.26%	0.57%	535,987	1,174,955	993,775	886,070	686,264	676,607	604,304	852,016	798,708	697,608	614,023	544,463	535,987
New York State Common Retirement Fund	0.23%	0.23%	470,100	480,100	470,100	548,700	605,200	660,300	653,300	655,436	716,470	717,995	750,221	764,270	764,270
Mitsubishi UFJ Trust & Banking Corporation	0.22%	0.22%	465,896	465,896	481,526	482,004	478,767	472,274	537,065	544,427	521,357	512,911	499,357	522,505	515,185
California State Teachers Retirement System	0.21%	0.21%	438,116	443,647	493,047	488,947	502,188	438,116	502,948	502,705	502,162	511,062	506,198	500,624	495,324
T. Rowe Price Associates, Inc.	0.21%	0.21%	437,408	438,398	438,418	437,408	443,418	441,038	507,268	506,448	451,848	454,758	451,758	441,308	450,958
AQR Capital Management, LLC	0.21%	1.15%	432,220	2,382,347	2,133,104	1,001,080	647,841	698,527	1,628,921	1,360,086	686,619	797,922	485,805	432,220	585,041
Parametric Portfolio Associates, LLC	0.20%	0.21%	413,264	436,129	504,640	535,900	515,909	421,701	413,933	413,264	443,700	441,964	446,086	444,820	449,861
New York State Teachers' Retirement System	0.20%	0.20%	406,423	406,423	421,576	467,076	525,464	511,656	508,156	512,358	517,058	522,151	523,243	523,161	600,245
Morgan Stanley & Company, LLC	0.19%	0.82%	389,462	1,707,611	1,687,513	2,386,488	389,462	530,904	2,674,862	2,864,814	1,720,791	901,934	2,529,099	4,632,512	1,332,265
Dimensional Fund Advisors, L.P. (U.S.)	0.18%	0.48%	383,014	985,633	698,986	680,473	750,545	789,562	759,006	712,738	635,448	610,733	575,702	567,036	383,014
Northern Trust Global Investments, LTD	0.18%	0.18%	372,878	372,878	425,969	427,037	458,197	512,274	647,289	729,852	689,043	776,239	816,008	827,737	828,099
AllianceBernstein, L.P. (U.S.)	0.18%	0.18%	369,893	369,893	386,943	428,305	447,504	472,402	528,762	553,876	1,325,371	505,528	535,853	531,328	541,187
North Star Advisors, LLC	0.17%	0.24%	355,004	492,833	492,833	487,406	355,419	355,004	478,635	478,635	478,635	483,635	578,412	669,652	644,452
UBS AG (Asset Management Switzerland)	0.16%	0.16%	339,404	339,404	339,423	347,179	344,593	392,208	524,680	512,375	498,609	517,733	491,442	505,563	471,522
Florida State Board of Administration	0.16%	0.17%	335,392	361,674	370,364	371,094	335,392	378,142	383,032	382,962	382,462	430,974	435,356	443,386	444,123
GAMCO Asset Management, Inc.	0.16%	0.60%	335,385	1,240,826	1,430,319	1,389,291	1,087,052	525,434	785,946	798,840	411,143	399,486	424,901	407,501	335,385
Principal Global Investors, LLC	0.16%	0.16%	330,281	330,281	339,498	339,628	362,455	358,785	379,089	380,503	414,952	413,237	409,706	336,099	397,726
RhumbLine Advisers	0.16%	0.17%	325,566	353,214	336,340	325,566	361,450	366,450	406,342	407,281	397,379	400,238	405,863	414,340	419,784
APG Asset Management N.V.	0.14%	0.77%	291,311	1,594,175	1,153,775	407,875	322,975	291,311	359,031	438,925	438,925	495,503	484,803	392,851	329,678
Quantitative Management Associates, LLC	0.14%	0.14%	286,503	289,006	296,906	314,287	286,503	287,803	341,953	346,953	355,053	625,053	634,883	399,265	383,973
BlackRock Japan Company, LTD	0.14%	0.14%	285,355	285,355	302,341	299,091	298,743	721,266	780,486	650,172	658,248	333,605	298,848	294,924	303,799
American National Registered Investment Advisor, Inc.	0.13%	0.14%	277,195	284,420	284,420	284,720	277,195	278,205	278,205	278,205	278,205	279,075	284,420	284,420	284,420
First Manhattan Company	0.13%	0.14%	272,700	299,337	903,045	1,662,436	7,790,366	7,718,665	7,676,714	7,419,568	6,484,952	3,074,246	372,700	272,700	272,700
Invesco Advisers, Inc.	0.13%	0.29%	271,843	609,026	555,266	455,926	377,713	323,793	294,544	417,360	381,472	333,836	288,565	271,843	280,804
Endurance Wealth Management, Inc.	0.13%	0.13%	269,874	269,874	292,589	311,939	316,473	326,347	324,973	301,027	298,052	298,067	296,517	297,917	295,993
Schweizerische Nationalbank (Bank)	0.12%	0.30%	253,965	628,566	628,566	661,366	612,666	428,266	491,065	444,165	418,065	253,965	262,865	267,165	265,465
Caisse de dépôt et placement du Québec	0.12%	8.76%	251,400	18,142,781	18,498,183	18,511,683	18,574,983	15,290,168	13,161,900	11,925,800	11,276,800	11,521,500	7,396,100	4,913,100	251,400
Goldman Sachs Asset Management, L.P. (U.S.)	0.10%	0.23%	214,964	477,001	410,228	331,944	319,971	362,107	303,966	306,451	267,295	257,829	214,964	914,783	1,962,317
AP 7/Sjunde AP-Fonden	0.10%	0.10%	209,037	214,234	214,234	214,234	214,234	214,234	227,537	227,537	227,537	227,537	209,037	209,037	209,037
HSBC Global Asset Management (U.K.), LTD	0.10%	0.10%	206,109	206,109	230,163	225,113	304,982	829,805	265,149	1,110,062	397,661	534,500	494,574	441,037	574,835
Chevy Chase Trust Company	0.08%	0.08%	173,328	173,328	183,200	192,075	199,464	190,547	221,715	217,516	215,126	207,211	209,094	195,664	194,828
Voya Investment Management Company, LLC	0.08%	0.16%	165,304	324,952	315,159	313,589	198,347	165,304	199,487	197,662	203,784	204,292	216,797	223,494	221,017
Retirement Systems of Alabama	0.08%	0.14%	164,610	288,778	293,344	323,271	232,755	231,545	214,198	224,522	220,588	168,468	168,749	167,711	164,610
State Street Global Advisors, LTD	0.08%	0.10%	159,333	199,332	206,256	159,333	198,656	192,062	240,560	249,574	249,810	245,750	242,898	229,176	235,195
Credit Suisse AG (Asset Management)	0.08%	0.09%	156,626	181,892	165,979	166,159	163,256	156,626	179,014	229,108	225,438	225,573	171,861	172,664	171,751
Auxier Asset Management, LLC	0.07%	0.07%	153,202	153,202	153,752	154,502	154,752	166,137	172,637	273,225	278,190	291,740	292,390	295,240	295,940
BlackRock Advisors (U.K.), LTD	0.07%	0.07%	151,044	151,044	855,941	964,882	610,631	501,186	561,279	516,739	515,031	462,153	530,977	551,702	494,989
Financial Counselors, Inc.	0.07%	0.12%	148,553	253,218	148,996	148,996	148,553	150,301	155,964	163,106	174,693	161,208	161,364	203,752	210,020
Credit Suisse Securities (USA), LLC (Broker)	0.07%	0.10%	144,570	211,647	210,040	542,053	207,269	144,570	2,562,765	237,584	206,524	272,950	329,387	388,902	380,420
Guinness Atkinson Asset Management, Inc.	0.07%	0.33%	142,020	682,308	544,348	490,428	358,918	336,568	339,590	436,480	390,930	276,820	232,720	182,600	142,020
BlackRock Asset Management Canada, LTD	0.07%	0.07%	141,266	141,266	144,105	164,186	167,395	162,944	228,532	215,540	216,446	180,029	177,159	192,162	173,175
UBS Asset Management (U.K.), LTD	0.07%	0.07%	136,947	136,947	140,506	137,867	142,750	154,524	163,244	156,664	151,247	162,364	173,264	160,522	160,522
Deutsche Bank Trust Company Americas	0.06%	0.45%	129,942	934,908	1,621,745	940,179	184,667	129,942	979,295	916,897	500,820	598,472	1,406,632	1,221,338	743,878
Managed Account Advisors, LLC	0.06%	4.10%	129,328	8,482,778	10,104,273	9,867,526	9,332,093	6,647,172	517,310	506,301	484,339	464,060	232,028	184,013	129,328
Wells Fargo Advisors, LLC	0.06%	0.09%	129,006	195,827	215,176	244,253	335,613	329,486	233,261	331,372	280,213	180,385	1,214,235	1,471,341	129,006
GWL Investment Management, LTD	0.06%	0.08%	128,293	175,374	352,141	348,931	132,554	184,258	152,646	128,336	128,293	132,915	132,290	129,649	129,642
Sunamerica Asset Management, LLC	0.06%	0.09%	124,173	184,002	183,989	177,532	181,791	124,173	9,409,426	9,371,862	9,271,426	9,120,246	9,786,757	9,929,953	9,543,972
TSP Capital Management Group, LLC	0.06%	0.06%	121,800	121,800	122,500	122,850	123,350	142,675	139,675	151,875	153,225	154,475	158,675	159,075	156,925
Pictet Asset Management S.A.	0.06%	0.06%	119,149	119,149	121,049	206,549	191,249	182,449	210,549	212,949	179,449	174,949	150,300	154,200	146,400
State Street Global Advisors France S.A.	0.06%	0.10%	117,378	204,206	216,840	216,841	213,713	214,053	236,953	183,992	184,056	194,173	195,274	120,678	117,378
Metlife Investment Advisors, LLC	0.06%	0.06%	114,821	114,821	120,267	119,580	135,551	139,185	161,831	164,717	164,081	165,544	166,153	168,324	175,964
Kredietrust Luxembourg S.A.	0.05%	0.08%	113,500	156,700	156,700	156,700	156,700	156,700	156,700	156,700	156,200	156,200	164,900	164,900	113,500
State of Wisconsin Investment Board	0.05%	0.05%	113,291	113,291	143,707	149,607	167,407	174,697	205,527	211,267	208,217	213,917	201,707	200,357	194,657
Aviva Investors Global Services, LTD (U.K.)	0.05%	0.07%	111,216	147,085	140,404	139,002	122,969	132,245	138,651	146,172	147,042	111,296	111,216	112,066	112,676
UBS Financial Services, Inc. (Investment Advisor)	0.05%	0.10%	110,817	208,743	235,809	181,418	110,817	346,169	239,154	228,941	635,112	767,881	366,504	362,529	526,655
TD Asset Management, Inc.	0.05%	0.06%	101,106	122,355	103,887	102,506	101,106	108,162	122,662	121,762	118,038	119,557	111,768	115,998	118,898
Manulife Asset Management, LTD	0.05%	0.05%	100,090	100,090	101,942	103,462	103,521	103,341	145,093	138,096	135,158	139,032	121,249	121,107	126,613
Tocqueville Asset Management, L.P.	0.05%	0.72%	98,984	1,485,409	1,593,088	460,642	362,287	249,249	238,074	237,614	237,614	233,114	98,984	99,241	104,011
The Dreyfus Corporation	0.05%	0.05%	95,444	95,444	97,348	102,246	105,699	112,212	247,483	341,594	195,586	264,069	305,833	305,995	298,594
Manulife Asset Management (U.S.), LLC	0.04%	0.05%	88,662	99,513	96,226	88,662	136,863	117,485	142,362	140,402	145,863	183,888	192,459	157,459	144,349
Citigroup Global Markets, Inc. (Broker)	0.04%	0.16%	88,264	337,066	224,916	88,264	124,878	94,555	2,701,939	143,783	188,019	132,398	203,719	169,314	184,581
BlackRock Investment Management (Australia), LTD	0.04%	0.04%	84,549	91,676	152,800	163,849	154,996	127,588	138,068	127,989	130,267	85,636	115,193	119,283	84,549
Columbia Threadneedle Investments (U.S.)	0.04%	0.04%	80,911	80,911	87,535	88,614	624,943	586,570	593,800	798,910	819,462	639,090	110,154	112,084	112,465
Bank of America Merrill Lynch (Broker)	0.04%	0.22%	80,893	445,996	719,415	721,627	523,702	393,044	410,403	181,699	254,797	103,952	118,548	186,694	80,893
Ohio Public Employees Retirement System	0.04%	0.05%	80,703	94,165	100,362	90,112	92,117	80,703	93,153	133,469	123,983	123,319	102,322	108,309	107,909
Oppenheimer & Co., Inc. (Broker)	0.04%	0.04%	77,596	77,596	95,575	231,795	220,638	230,576	261,928	255,576	228,703	168,965	163,287	162,262	154,143
USAA Asset Management Company	0.04%	0.04%	76,090	76,090	214,290	207,151	713,500	985,634	1,019,533	1,002,580	1,097,027	1,183,814	1,073,814	1,108,414	1,024,314
Gulf International Bank (U.K.), LTD	0.04%	0.04%	72,508	72,508	72,508	72,508	72,508	72,998	78,608	78,608	78,608	77,551	77,101	77,101	77,101
Michigan Department of Treasury Bureau of Investments	0.03%	0.03%	67,798	67,798	76,422	77,922	81,222	741,822	760,966	106,766	106,166	113,366	112,766	112,366	111,966
NISA Investment Advisors, LLC	0.03%	0.05%	67,760	105,445	107,603	71,385	67,760	67,760	72,760	72,760	72,760	75,160	84,160	75,160	75,160
Comerica Bank (Asset Management)	0.03%	0.03%	66,842	66,842	219,133	218,810	74,979	72,304	83,076	84,806	87,252	87,224	88,245	92,755	109,648
BlackRock International, LTD	0.03%	0.03%	66,037	70,201	81,180	87,641	77,838	106,244	115,318	103,750	107,850	85,710	98,386	105,828	66,037
Commerce Investment Advisors, Inc.	0.03%	0.03%	65,412	65,412	69,335	70,485	70,348	69,485	69,835	70,325	69,781	74,652	73,997	73,850	73,150
Schwerin Boyle Capital Management, Inc	0.03%	0.43%	64,200	886,400	890,800	891,450	64,200	193,178	193,178	64,200	65,200	67,300	69,300	69,300	71,500
U.S. Trust, Bank of America Private Wealth Management	0.03%	0.20%	63,469	418,325	444,598	403,054	391,485	289,538	298,391	214,431	178,069	63,469	86,118	99,399	74,297
Barclays Capital, Inc.	0.03%	0.14%	63,099	281,099	214,052	253,166	107,611	63,099	459,728	210,644	604,490	462,504	720,964	307,923	411,867

UBS Asset Management (Americas) Inc.	0.03%	0.04%	62,167	80,670	96,999	97,298	62,167	87,023	271,798	323,223	366,334	307,766	270,390	251,163	226,717
Invesco PowerShares Capital Management, LLC	0.03%	0.11%	62,137	218,399	218,150	240,473	628,350	331,855	231,721	69,529	78,105	69,135	62,137	136,379	85,834
Texas Permanent School Fund	0.03%	0.03%	62,045	62,045	67,473	72,806	81,372	83,169	98,521	100,211	103,046	104,634	106,840	114,321	120,335
AMP Capital Investors, LTD	0.03%	0.11%	61,470	226,736	217,852	108,486	61,470	113,145	111,219	101,766	118,588	71,988	71,988	73,936	135,236
Danske Capital (Denmark)	0.03%	0.14%	60,341	292,491	285,623	202,099	207,199	196,899	205,809	205,353	64,663	62,435	61,984	60,341	67,611
Vanguard Investments Australia, LTD	0.03%	0.03%	59,446	65,074	78,846	59,446	66,546	66,546	86,846	94,802	94,802	94,802	94,802	94,802	94,802
Riverhead Capital Management, LLC	0.03%	0.04%	57,580	88,169	90,469	57,580	186,162	209,443	314,614	245,719	303,821	309,683	296,547	271,152	207,223
Susquehanna Financial Group, LLLP (Broker)	0.03%	0.06%	54,490	130,777	134,900	179,506	105,548	212,178	780,233	422,072	462,065	225,514	54,490	227,232	561,227
BMO Asset Management, Inc.	0.03%	0.26%	54,261	541,414	472,484	375,174	70,189	61,134	78,565	80,060	76,316	63,838	61,206	54,261	55,971
Arizona State Retirement System	0.03%	0.03%	54,182	54,182	71,408	79,508	89,608	87,308	108,608	114,576	114,576	114,576	112,476	112,276	112,676
Hartford Investment Management Company	0.03%	0.03%	53,915	55,436	55,855	53,915	58,295	58,601	83,145	83,395	100,024	79,171	81,212	81,730	80,152
Winton Capital Management, LTD	0.03%	0.21%	53,149	435,471	53,149	1,232,542	1,626,213	1,262,019	2,153,810	1,151,316	1,659,007	784,432	266,596	687,878	1,048,747
Aperio Group, LLC	0.03%	0.03%	52,075	67,454	71,704	69,271	60,801	61,818	61,509	55,943	55,254	53,017	52,960	52,932	52,075
AEGON Asset Management N.V. (Netherlands)	0.02%	0.02%	50,310	50,310	50,711	104,669	105,991	95,968	110,680	109,969	109,270	108,615	120,945	128,452	130,785
Eaton Vance Management	0.02%	0.02%	48,524	48,524	57,704	76,609	80,460	80,994	80,994	81,127	80,474	75,567	78,747	77,297	77,620
ExxonMobil Investment Management, Inc.	0.02%	0.02%	47,941	47,941	55,942	58,088	57,448	52,866	63,424	61,104	66,193	64,873	67,408	69,767	71,815
INTECH Investment Management, LLC	0.02%	0.14%	47,224	280,944	197,157	450,578	424,837	214,637	47,224	60,248	48,100	51,500	226,200	378,100	2,499,113
AP 4/Fjärde AP-Fonden	0.02%	0.02%	46,934	50,757	57,392	58,892	53,581	46,934	52,855	56,738	64,113	67,431	70,527	77,791	77,791
Argyle Capital Management, Inc.	0.02%	0.02%	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950	45,950
Deutsche Investment Management Americas, Inc.	0.02%	0.03%	45,334	54,873	102,106	87,315	127,115	133,037	139,258	122,770	111,870	62,043	59,325	72,802	45,334
Colorado Public Employee Retirement Association	0.02%	0.02%	44,188	44,188	50,394	50,364	54,041	59,584	66,059	69,852	69,977	69,757	69,906	69,991	70,040
First Asset Investment Management, Inc.	0.02%	0.03%	44,114	62,576	68,557	63,991	53,619	49,289	44,114	64,898	61,508	59,419	53,198	48,313	45,758
Asset Management One Company, LTD	0.02%	0.19%	43,851	390,945	45,202	43,851	85,985	141,394	93,530	92,706	99,270	102,714	103,708	451,545	473,050
U.S. Bank Private Asset Management	0.02%	0.02%	41,997	41,997	104,350	89,861	93,320	95,158	97,022	101,816	104,871	110,919	109,061	104,693	107,623
Amundi Asset Management S.A.	0.02%	1.03%	41,326	2,135,492	1,593,378	1,022,387	1,065,811	414,293	276,452	244,161	41,326	76,683	78,835	508,405	408,183
Citadel Advisors, LLC	0.02%	0.36%	41,221	740,129	216,556	1,135,813	986,794	324,676	655,979	455,538	176,250	41,221	56,491	362,304	948,805
ProFund Advisors, LLC	0.02%	0.03%	40,097	52,196	40,097	42,771	51,756	63,462	66,209	92,806	91,553	110,213	90,550	70,276	81,757
Adage Capital Management, L.P.	0.02%	0.14%	38,000	297,500	328,700	341,800	38,000	347,100	411,500	416,700	416,700	397,000	404,300	410,400	417,000
PSP Investments	0.02%	0.02%	37,952	49,252	49,252	42,552	37,952	59,552	72,252	94,352	95,352	92,612	101,012	103,212	100,411
Utah Retirement Systems	0.02%	0.02%	37,839	37,839	40,939	40,939	42,339	42,239	49,239	48,939	48,939	47,439	47,439	47,539	48,839
British Columbia Investment Management Corporation	0.02%	0.10%	37,834	210,157	166,102	37,834	86,924	83,434	169,569	90,428	90,530	224,438	113,133	118,053	88,542
Wells Fargo Bank N.A. (Asset Management)	0.02%	0.03%	36,887	56,679	38,478	36,887	39,053	64,749	103,921	88,942	52,522	52,066	57,318	53,433	52,694
Cornerstone Capital Management Holdings, LLC	0.02%	0.02%	36,255	36,255	42,222	48,300	187,804	233,865	99,676	61,790	173,827	485,183	559,449	78,306	61,394
1919 Investment Counsel, LLC	0.02%	0.13%	35,330	270,652	294,847	279,916	203,693	152,374	148,736	146,633	136,113	136,294	132,975	134,353	35,330
J.P. Morgan Investment Management, Inc.	0.02%	0.03%	35,113	59,570	35,113	44,257	192,615	213,768	491,203	662,072	1,591,905	1,523,186	1,549,016	1,327,486	1,324,875
KLP Kapitalforvaltning AS	0.02%	0.02%	33,451	33,551	521,451	521,451	33,451	33,451	356,700	356,700	338,900	311,600	38,000	38,000	261,400
Tennessee Consolidated Retirement System	0.02%	0.03%	33,215	64,606	97,276	52,436	146,058	33,215	42,700	44,200	44,200	46,400	46,400	46,400	46,400
BNP Paribas Arbitrage S.A. (U.S.)	0.02%	0.18%	33,045	364,372	346,479	293,176	299,383	191,377	33,045	70,868	34,072	185,113	128,671	96,186	144,374
Irish Life Investment Managers, LTD	0.02%	0.02%	32,163	32,163	36,483	37,319	36,902	39,121	44,773	44,773	40,621	40,334	39,731	38,831	38,754
CIBC Asset Management, Inc.	0.02%	0.02%	31,940	31,940	32,837	36,115	34,992	34,839	37,862	38,010	37,576	37,683	46,859	47,411	48,830
Mitsubishi UFJ Kokusai Asset Management Company, LTD	0.02%	0.02%	31,326	34,600	34,801	35,043	34,036	31,326	34,331	34,679	66,808	38,894	44,496	52,993	53,661
Storebrand Asset Management AS	0.01%	0.02%	30,511	35,425	35,425	30,511	30,511	38,134	58,623	65,786	81,628	79,063	73,918	69,459	64,517
Ashfield Capital Partners, LLC	0.01%	0.01%	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000
Mercer Investment Management Europe, LTD	0.01%	0.01%	29,491	29,784	29,784	31,442	30,564	30,564	31,163	31,163	29,491	29,491	29,491	29,491	32,391
Skandia Liv	0.01%	0.01%	29,283	29,283	29,283	29,283	29,283	29,283	29,283	33,683	33,683	39,283	39,283	39,283	39,283
Mason Street Advisors, LLC	0.01%	0.01%	28,371	28,371	29,638	30,227	31,428	30,813	35,747	35,442	35,448	74,349	76,056	76,072	76,481
Deutsche Asset Management Investment GmbH	0.01%	0.65%	28,300	1,336,680	1,355,776	1,353,064	205,397	169,516	172,070	138,201	106,661	101,163	28,900	32,700	28,300
Cadence Capital Management, LLC	0.01%	0.01%	27,570	28,039	27,570	30,509	39,320	39,466	34,764	46,107	39,496	41,675	42,546	35,857	65,042
Nomura Asset Management Company, LTD	0.01%	0.01%	27,490	28,180	28,580	28,580	28,580	27,490	32,290	31,190	31,190	32,650	32,650	33,150	32,950
Wilmington Trust Investment Management, LLC	0.01%	0.02%	27,001	50,784	51,393	38,043	38,855	39,603	35,516	35,674	44,471	36,181	36,655	32,991	27,001
Kentucky Teachers' Retirement System	0.01%	0.01%	26,500	26,500	31,700	31,700	31,700	31,700	40,300	40,300	40,300	43,600	43,600	43,600	43,600
Henderson Global Investors, LTD (U.K.)	0.01%	0.01%	26,252	29,452	26,252	26,252	206,901	199,926	181,856	165,402	127,963	124,447	224,276	210,468	228,011
Ontario Teachers Pension Plan Board	0.01%	0.01%	26,220	26,220	38,945	37,310	71,612	61,511	62,253	109,352	59,070	53,254	50,804	45,002	44,686
Aberdeen Asset Managers, LTD (U.K.)	0.01%	0.02%	26,141	38,420	38,847	40,168	45,522	77,695	79,000	80,661	78,099	47,063	79,897	84,349	26,141
AP 3/Tredje AP-Fonden	0.01%	0.01%	24,901	24,901	61,058	61,058	61,058	61,058	69,165	69,165	74,905	74,905	94,389	94,389	113,837
Sampension Administrationsselskab A/S	0.01%	0.02%	24,791	49,540	49,540	49,540	55,639	55,639	36,737	36,737	36,737	36,737	24,791	24,791	46,488
Mutual of America Capital Management	0.01%	0.01%	24,606	24,606	29,054	26,183	30,209	26,500	30,880	30,506	30,141	29,805	29,573	28,914	29,503
Oregon State Treasury	0.01%	0.01%	24,357	24,357	64,275	43,038	59,938	59,807	62,265	61,699	59,199	58,599	57,532	56,732	56,732
Golden Capital Management, LLC	0.01%	0.01%	24,211	24,211	28,017	29,620	161,485	178,883	206,464	210,509	199,165	188,686	51,123	44,362	46,714
LLB Asset Management AG	0.01%	0.02%	24,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	24,000	24,000
New Mexico Educational Retirement Board	0.01%	0.01%	22,740	22,740	22,740	26,140	26,140	25,640	30,940	29,140	31,940	33,340	36,640	35,740	35,740
Moody National Bank (Asset Management)	0.01%	0.01%	21,830	29,265	29,265	29,565	22,040	22,040	22,040	22,040	22,040	21,830	27,130	27,130	27,130
Colonial First State Global Asset Management	0.01%	0.01%	20,811	20,811	22,752	26,452	26,461	27,561	24,678	25,678	27,703	27,703	28,378	26,578	41,757
ACTIAM N.V.	0.01%	0.03%	20,809	56,048	55,948	43,794	44,022	37,685	37,928	31,448	20,809	29,783	27,023	27,234	28,060
Advantus Capital Management, Inc.	0.01%	0.01%	20,713	20,713	21,583	21,877	22,745	22,685	25,694	25,794	25,585	24,693	24,144	24,244	24,306
SunTrust Robinson Humphrey, Inc	0.01%	0.01%	20,700	24,125	24,030	24,940	24,940	24,063	20,700	21,404	21,522	21,942	22,057	22,231	21,000
World Asset Management, Inc.	0.01%	0.01%	20,582	20,582	22,914	22,926	23,140	26,191	29,664	29,251	32,465	32,705	39,557	37,477	37,424
Mediolanum Asset Management, LTD	0.01%	0.01%	20,138	20,165	20,165	20,165	20,165	20,138	23,493	23,493	23,493	27,322	27,483	27,483	27,483
Zürcher Kantonalbank (Asset Management)	0.01%	0.02%	20,064	40,411	52,137	35,995	37,033	37,033	41,039	35,995	33,753	30,164	20,064	20,064	20,064
RBF Capital, LLC	0.01%	0.01%	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
Optimum Investment Advisors, LLC	0.01%	0.01%	19,512	19,512	19,512	22,412	22,412	23,362	23,362	24,462	24,462	25,162	25,162	25,162	25,262
City National Rochdale, LLC	0.01%	0.01%	18,502	18,972	19,303	18,502	38,684	18,643	36,926	37,376	46,830	46,651	62,558	46,412	23,229
New Jersey Division of Investment	0.01%	0.01%	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000	18,000
Key Private Bank (Asset Management)	0.01%	0.01%	17,757	26,670	26,933	27,306	162,603	168,437	191,806	227,800	264,035	279,428	235,589	150,328	17,757
Employees Retirement System of Texas	0.01%	0.11%	17,000	228,000	228,000	228,000	152,000	152,000	152,000	152,000	112,000	115,000	77,000	17,000	23,000
Sumitomo Mitsui Asset Management Company, LTD	0.01%	0.01%	16,889	16,889	17,617	17,617	17,269	17,213	51,820	51,706	51,493	53,191	55,482	27,684	27,659
AP 2/Andra AP-Fonden	0.01%	0.02%	16,700	43,400	41,000	67,700	43,900	69,800	37,700	54,300	71,300	73,900	82,900	16,700	19,300
IBM Retirement Plan (U.S.)	0.01%	0.01%	16,664	16,664	21,315	22,693	23,686	57,342	63,585	67,211	67,576	67,680	64,675	69,964	70,081
Capstone Asset Management Company	0.01%	0.01%	16,325	20,820	21,180	21,890	22,445	23,015	22,885	21,375	19,105	18,315	16,535	16,325	20,846
Morgan Stanley Investment Management Inc.	0.01%	0.01%	16,069	16,069	18,557	28,917	46,287	39,824	228,366	427,735	438,973	306,835	47,137	44,638	28,923
Kentucky Retirement Systems	0.01%	0.01%	15,898	15,898	16,745	28,144	32,354	26,749	28,189	27,551	27,375	30,233	21,401	32,184	32,184
Brown Advisory, LLC	0.01%	0.01%	15,850	20,571	19,236	15,850	56,207	79,850	80,001	71,500	79,987	79,928	79,850	80,150	79,850
Nuveen Asset Management, LLC	0.01%	0.05%	15,562	94,646	31,938	15,562	15,868	15,868	18,844	18,426	31,326	20,021	24,286	19,186	19,968
TCW Investment Management Company	0.01%	0.01%	15,300	15,300	16,200	16,450	20,487	278,609	23,891	18,600	77,600	77,050	134,800	137,350	136,200
PanAgora Asset Management, Inc.	0.01%	0.01%	15,281	23,608	21,517	29,526	16,921	18,064	39,916	427,082	431,029	224,030	87,167	15,281	243,797
Gateway Investment Advisers, LLC	0.01%	0.01%	15,007	15,007	16,397	16,811	16,811	24,421	28,856	30,894	31,583	31,864	32,711	32,661	28,461
Liberty Mutual Group Asset Management, Inc.	0.01%	0.01%	14,840	16,917	15,838	15,101	16,279	14,840	41,298	47,793	61,876	59,717	52,056	54,281	56,244
State Street Global Advisors (Japan) Company, LTD	0.01%	0.01%	14,836	14,836	17,688	17,688	17,688	17,802	19,150	19,150	17,900	17,900	19,800	19,800	21,000
Raymond James & Associates, Inc.	0.01%	0.01%	14,506	14,506	168,048	167,546	25,861	45,778	177,804	246,289	249,432	196,584	92,982	63,971	35,950
RBC Capital Markets, LLC	0.01%	0.16%	14,171	321,338	465,321	400,966	36,818	97,323	65,431	77,528	102,844	104,497	51,268	15,702	14,171
GLG Partners, L.P.	0.01%	0.01%	14,115	15,073	14,115	14,858	15,271	17,975	28,301	28,353	28,462	29,167	29,167	496,200	224,784
GAM Investment Management (Switzerland) AG	0.01%	0.01%	13,568	13,568	20,695	176,249	59,874	21,462	18,773	17,909	14,800	13,900	13,900	14,800	14,800
PNC Bank, N.A. (Asset Management)	0.01%	0.01%	13,452	13,452	19,310	31,920	52,169	54,513	75,655	77,721	79,646	69,683	69,448	60,953	58,748
Lodestar Investment Counsel, LLC	0.01%	0.01%	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200	13,200
Louisiana State Employees Retirement System	0.01%	0.01%	13,100	13,100	13,900	14,700	15,800	16,500	20,200	20,100	19,800	20,700	21,100	21,500	21,700
Beacon Trust Company	0.01%	0.01%	12,532	12,532	76,392	75,102	87,725	83,053	78,224	78,289	76,968	73,026	69,378	51,471	50,986
KBC Asset Management N.V.	0.01%	0.01%	12,464	19,061	14,662	14,662	14,662	14,662	14,758	14,758	12,464	17,273	12,516	32,770	32,770
Russell Investment Management Company	0.01%	0.03%	12,233	65,556	16,387	20,221	25,652	77,765	21,294	26,352	12,233	24,188	147,747	12,741	20,072

Commonwealth Equity Services, Inc.	0.01%	0.01%	12,210	12,210	15,002	14,941	16,800	16,904	15,681	14,989	14,852	13,686	13,590	13,482	12,639
Pennsylvania Public School Employees' Retirement System	0.01%	0.01%	11,873	11,873	12,513	17,968	17,509	15,410	17,751	30,908	31,577	50,208	50,451	50,224	52,537
Veritable, L.P.	0.01%	0.01%	11,812	12,606	12,591	12,325	11,812	12,322	12,132	16,045	17,475	14,751	18,338	18,364	18,484
Glenmede Trust Company (Asset Management)	0.01%	0.02%	11,750	46,745	47,983	44,027	72,726	221,148	138,499	117,249	55,446	59,853	11,750	11,750	12,000
Sentry Investment Management, LLC	0.01%	0.01%	10,892	10,892	10,892	10,892	10,892	10,892	12,691	12,691	12,691	12,691	12,691	14,255	15,300
BB&T Scott & Stringfellow	0.01%	0.01%	10,850	10,850	10,850	10,850	10,850	10,850	16,400	16,400	16,400	16,400	16,400	21,900	11,550
J.J.B. Hilliard W.L. Lyons, LLC (Asset Management)	0.00%	0.01%	10,337	10,377	10,337	10,337	10,337	11,025	14,225	11,025	11,025	11,025	11,025	11,025	11,025
LS Investment Advisors, LLC	0.00%	0.01%	10,291	12,877	12,912	15,524	11,668	11,057	12,358	11,994	11,735	11,771	10,291	10,316	10,748
Norinchukin Zenkyoren Asset Management Company, LTD	0.00%	0.04%	10,233	78,006	72,963	71,638	52,980	11,020	15,806	15,581	16,319	16,215	11,044	10,233	11,347
BMO Asset Management U.S.	0.00%	0.02%	10,004	38,651	39,867	38,744	20,790	16,219	10,350	10,187	10,633	208,847	172,941	27,575	10,004
BB&T Securities, LLC	0.00%	0.02%	8,502	37,911	35,361	27,014	22,265	11,717	9,997	9,989	9,599	9,460	9,927	9,127	8,502
London Company of Virginia	0.00%	2.59%	8,050	5,365,947	4,746,981	5,121,650	4,803,762	4,201,766	873,096	845,776	665,964	587,991	42,350	42,350	8,050
Park National Bank	0.00%	0.01%	7,675	11,371	12,301	13,192	11,750	9,981	7,675	7,675	7,722	7,722	7,675	7,675	7,675
CPP Investment Board	0.00%	0.02%	6,984	34,827	65,574	566,200	538,900	303,200	50,200	49,500	44,100	35,157	9,294	6,984	105,209
Amalgamated Bank of New York	0.00%	0.02%	6,955	32,438	30,825	30,972	9,312	7,105	10,409	10,017	9,584	7,364	8,439	7,914	6,955
J.P. Morgan Securities, LLC (Broker)	0.00%	0.02%	6,522	50,937	6,522	290,925	14,691	671,491	30,131	342,598	684,270	668,108	327,500	312,383	282,034
Barrow Street Advisors, LLC	0.00%	0.01%	6,080	23,702	20,588	19,008	22,562	27,902	23,807	22,988	10,900	8,964	6,080	6,266	6,279
Formidable Asset Management, LLC	0.00%	0.01%	5,929	28,893	28,267	26,326	25,353	5,929	5,929	5,929	5,929	5,929	5,929	5,929	5,929
HSBC Global Asset Management (Hong Kong), LTD	0.00%	0.05%	4,564	106,420	106,420	106,420	106,420	33,337	35,041	62,644	4,605	4,564	5,593	7,074	7,074
Nordea Investment Management (Denmark)	0.00%	0.11%	4,194	217,760	180,460	173,960	1,161,354	1,351,179	1,306,545	1,257,563	37,391	32,391	30,803	25,003	4,194
Dimensional Fund Advisors, LTD (U.K.)	0.00%	0.01%	3,759	15,917	11,644	11,644	11,634	12,122	9,150	8,250	7,050	6,723	6,378	6,378	3,759
Swedbank Robur Fonder AB	0.00%	0.01%	3,700	15,224	807,205	850,373	854,073	871,757	1,215,938	1,354,668	551,787	3,700	3,700	3,700	3,700
RBC Global Asset Management, Inc.	0.00%	0.02%	3,077	43,087	36,965	30,877	23,099	3,542	3,077	7,047	16,231	463,240	387,450	382,455	381,002
Envestnet Asset Management, Inc.	0.00%	0.01%	2,625	19,980	27,603	27,513	26,831	10,119	9,037	13,665	13,228	10,087	8,405	3,122	2,625
Deka Investment GmbH	0.00%	0.01%	1,845	11,154	7,004	351,454	333,964	332,290	168,714	147,628	146,465	10,247	10,199	2,789	1,845
Advance Asset Management, LTD	0.00%	0.01%	1,716	14,332	14,332	14,332	11,184	11,184	11,471	1,716	11,471	8,381	5,281	5,281	5,281
D.A. Davidson & Co. (Broker)	0.00%	0.01%	400	18,185	615	400	10,332	28,178	33,164	24,888	25,878	12,724	11,706	6,407	864
Goldman Sachs Asset Management International, LTD (U.K.)	0.00%	0.03%	368	65,642	75,768	64,700	547	456	456	456	456	456	368	368	368
SEI Investments Management Corporation	0.00%	0.02%	177	43,536	1,038	8,210	8,659	20,219	19,084	177	7,914	13,863	12,170	9,670	18,326
RBC Dominion Securities, Inc.	0.00%	0.03%	100	60,791	61,558	56,551	800	800	900	39,031	275	100	100	136	136
Fidelity (Canada) Asset Management ULC	0.00%	1.96%	0	4,059,265	10,087,900	9,844,900	2,571,500	1,900,000	1,288,000	0	0	0	0	0	0
Jupiter Asset Management, LTD (U.K.)	0.00%	1.40%	0	2,895,000	2,536,000	1,300,000	0	0	0	0	0	0	0	0	0
TOBAM	0.00%	1.06%	0	2,199,724	2,743,723	1,900,661	325,155	0	0	0	0	0	0	0	0
O'Shaughnessy Asset Management, LLC	0.00%	0.74%	0	1,534,363	1,518,545	1,183,246	913,991	98,429	0	0	3	0	0	442,020	745,018
WBI Investments Inc.	0.00%	0.61%	0	1,268,938	1,234,700	0	0	0	0	496,383	216,813	0	0	0	0
Freestone Capital Management, LLC	0.00%	0.41%	0	845,311	104,279	0	9,555	111,538	544,621	528,468	537,494	516,514	0	0	0
Los Angeles Capital Management and Equity Research, Inc.	0.00%	0.33%	0	687,579	673,026	480,000	170,913	92,910	93,435	93,435	93,435	0	0	0	54,538
FORT, L.P.	0.00%	0.32%	0	669,546	463,009	200,418	196,591	223,576	168,106	124,581	79,505	42,954	0	0	0
Arrowstreet Capital, L.P.	0.00%	0.31%	0	633,449	0	0	77,000	375,800	209,000	0	352,002	0	0	0	0
Todd Asset Management, LLC	0.00%	0.29%	0	595,587	564,282	0	311,102	0	0	0	0	0	0	0	0
Federated MDTA, LLC	0.00%	0.27%	0	567,836	558,464	563,491	45	11,517	0	140	5,315	8,278	21,024	37,360	37,521
Fidelity Investments Canada ULC	0.00%	0.26%	0	538,199	1,047,311	710,431	403,051	177,600	0	91,061	93,461	30,361	9,661	9,261	9,261
AXA Rosenberg Investment Management, LLC (U.S.)	0.00%	0.26%	0	529,500	0	0	0	3,400	8,700	374,740	7,200	0	0	0	0
Schroder Investment Management, LTD	0.00%	0.25%	0	517,168	526,843	522,636	152,700	537,668	0	0	6,278	6,278	546,900	0	20,600
Man Investments, LTD (Asset Management)	0.00%	0.22%	0	453,122	65,750	40,654	97,142	36,784	10,910	138,121	156,300	139,171	16,003	0	48,632
Tikehau Investment Management	0.00%	0.21%	0	424,731	606,991	181,477	181,477	71,477	100,000	0	0	0	0	0	0
First Trust Advisors, L.P.	0.00%	0.20%	0	413,320	635,072	300,961	151,950	849,982	694,690	655,293	0	123,169	357,424	0	0
KBI Global Investors, LTD	0.00%	0.16%	0	326,744	304,327	209,611	193,432	0	0	0	0	0	194,200	362,422	327,296
Nationwide Asset Management, LLC	0.00%	0.16%	0	326,529	327,366	253,508	229,745	196,934	217,413	284,875	290,734	416,796	489,755	455,115	0
HAP Trading, LLC.	0.00%	0.14%	0	291,648	0	18,935	0	0	0	0	0	0	24,153	0	0
Continental Advisors, LLC	0.00%	0.14%	0	285,642	228,142	202,142	0	0	0	0	20,000	0	30,000	0	0
Churchill Management Corporation	0.00%	0.11%	0	228,154	225,362	0	0	0	68,922	0	0	21,577	20,659	20,733	0
Azimuth Capital Management, LLC	0.00%	0.10%	0	207,505	203,860	131,085	0	0	0	0	0	0	0	0	41,250
Century Capital Management, LLC	0.00%	0.09%	0	184,852	184,852	0	0	0	0	0	0	0	0	0	0
DuPont Capital Management Corporation	0.00%	0.09%	0	176,828	0	0	0	25,900	117,100	0	0	0	0	0	0
Fideuram Asset Management (Ireland), LTD	0.00%	0.09%	0	176,755	170,046	138,907	0	0	0	0	0	0	0	0	59,697
St. Denis J. Villere & Co., LLC	0.00%	0.08%	0	162,550	161,650	168,200	122,400	123,800	114,900	0	0	0	0	0	0
Janney Montgomery Scott LLC	0.00%	0.08%	0	155,640	157,426	0	26,740	29,375	27,851	27,851	27,851	34,590	35,225	39,341	36,735
Lazard Asset Management, LLC (U.S.)	0.00%	0.07%	0	154,934	32,579	20,992	0	282,331	162,629	0	0	0	269,400	275,200	659
Wellington Management Company, LLP	0.00%	0.07%	0	145,517	0	0	28,283	13,299	159,016	0	13,679	23,644	112,259	0	0
D.E. Shaw & Company, L.P.	0.00%	0.07%	0	136,395	0	296,392	161,872	49,534	0	439,551	1,717,130	2,569,102	4,028,127	2,709,386	2,022,565
Twin Capital Management, Inc.	0.00%	0.06%	0	133,763	139,643	0	0	0	0	0	0	0	0	0	0
MEAG Munich Ergo Asset Management GmbH	0.00%	0.06%	0	129,549	0	0	0	0	0	0	0	0	0	0	0
Capital World Investors (U.S.)	0.00%	0.06%	0	126,357	0	0	0	0	0	0	0	0	0	0	0
Decade Capital Management, LLC	0.00%	0.06%	0	125,000	125,000	125,000	125,000	125,000	125,000	0	0	0	0	0	0
Renaissance Technologies, LLC	0.00%	0.06%	0	123,088	816,400	850,300	0	478,100	1,314,300	918,800	0	609,600	2,054,500	1,770,000	0
Elkfork Partners, LLC	0.00%	0.06%	0	119,816	0	0	0	0	0	0	0	0	0	0	0
BT Investment Management	0.00%	0.06%	0	117,205	66,814	0	0	0	10,034	14,700	6,300	8,700	11,800	17,800	17,800
Loudon Investment Management, LLC	0.00%	0.05%	0	109,100	107,925	0	0	0	0	0	0	0	0	0	0
Guggenheim Funds Investment Advisors, LLC	0.00%	0.05%	0	108,959	185,434	0	0	0	0	0	0	0	0	0	0
Cubic Asset Management, LLC	0.00%	0.05%	0	106,495	103,255	0	0	0	0	0	0	0	0	0	0
Korea Investment Corporation	0.00%	0.05%	0	106,000	10,800	34,100	66,000	33,600	0	40,600	39,200	32,600	116,800	75,700	132,100
Corient Capital Partners, LLC	0.00%	0.05%	0	102,310	90,367	0	0	0	0	0	0	0	0	0	0
Numeric Investors, LLC	0.00%	0.05%	0	101,800	147,400	145,700	0	0	0	0	0	601,900	731,232	63,100	0
Glen Harbor Capital Management, LLC	0.00%	0.05%	0	98,672	0	0	0	0	0	0	0	0	0	0	0
Jane Street Capital, LLC	0.00%	0.05%	0	97,535	76,963	35,163	17,012	11,079	0	0	0	8,467	0	14,090	22,996
Sanlam FOUR Investments U.K., LTD	0.00%	0.04%	0	91,600	63,100	0	0	0	0	0	0	0	0	0	0
Walleye Trading, LLC	0.00%	0.04%	0	88,700	26,516	0	0	0	625,504	0	25,506	0	0	8,553	0
Royal London Asset Management, LTD	0.00%	0.04%	0	86,702	86,702	86,702	58,000	86,702	95,113	59,160	0	0	0	64,236	64,505
Robert W. Baird & Company, Inc.	0.00%	0.04%	0	83,598	172,997	168,951	164,696	142,944	114,936	27,560	0	0	30,090	0	0
Wolverine Asset Management, LLC	0.00%	0.04%	0	81,800	0	0	0	0	0	0	0	0	0	0	0
FDx Advisors, Inc.	0.00%	0.04%	0	80,621	78,768	74,708	67,643	62,654	0	0	8,800	9,210	0	0	0
Alpha Omega Wealth Management, LLC	0.00%	0.04%	0	79,656	84,366	73,893	72,355	68,414	0	0	0	0	0	0	0
Lofoten Asset Management, LTD	0.00%	0.04%	0	77,800	77,800	77,800	0	0	0	0	0	0	0	0	0
Meadow Creek Investment Management, LLC	0.00%	0.04%	0	77,528	0	0	0	0	0	0	0	0	0	0	0
Soros Fund Management, LLC	0.00%	0.04%	0	76,600	0	0	0	0	0	0	0	0	59,665	0	0
BNP Paribas Asset Management (France)	0.00%	0.04%	0	76,212	120,164	230,811	139,715	88,909	12,472	12,769	0	0	0	0	0
Quantitative Investment Management, LLC	0.00%	0.04%	0	73,900	31,200	0	17,800	0	150,500	0	0	20,300	8,500	49,900	0
Laffer Investments, Inc.	0.00%	0.03%	0	71,760	41,680	41,680	50,320	50,320	50,320	50,320	0	0	0	0	0
Laurion Capital Management, L.P.	0.00%	0.03%	0	69,800	0	133,600	0	0	17,400	0	0	0	0	0	0
Saracen Fund Managers, LTD	0.00%	0.03%	0	69,500	69,500	59,500	0	0	0	0	0	0	0	0	0
THEAM S.A.S.	0.00%	0.03%	0	68,667	100,898	129,703	92,085	48,602	31,854	27,470	33,947	7,433	0	15,279	17,092
Arca Fondi SGR S.p.A.	0.00%	0.03%	0	67,788	0	73,622	0	0	0	34,136	0	0	0	0	0
National Investment Services, Inc.	0.00%	0.03%	0	66,493	84,185	85,995	85,243	55,742	56,111	55,633	53,315	0	0	0	0
Fiera Capital Corporation (Asset Management)	0.00%	0.03%	0	64,298	47,349	47,349	53,826	50,796	49,548	49,548	0	0	0	77,100	69,400
Round Hill Asset Management, Inc.	0.00%	0.03%	0	60,745	0	0	0	0	0	0	0	0	0	0	0

Barclays Bank PLC (Wealth and Investment Management)	0.00%	0.03%	0	60,147	40,285	49,867	23,013	0	0	0	900	900	1,300	32,561	6,300
Parallax Volatility Advisers, L.P.	0.00%	0.03%	0	58,505	8,847	0	0	0	150	14,039	10,889	21,120	90,341	17,393	74,817
First Republic Investment Management, Inc.	0.00%	0.03%	0	57,666	57,932	61,071	11,938	11,525	0	0	0	0	6,459	0	0
Flinton Capital Management, LLC	0.00%	0.03%	0	56,384	0	0	0	0	0	0	0	0	0	0	0
Otter Creek Management, Inc.	0.00%	0.03%	0	54,630	54,630	54,630	54,630	54,630	54,630	62,000	0	0	0	0	0
Peak6 Capital Management, LLC	0.00%	0.03%	0	53,297	43,638	1,918	44,448	0	367,242	56,541	39,480	0	0	109,512	28,764
Quoniam Asset Management GmbH	0.00%	0.02%	0	51,478	0	0	0	0	0	0	0	0	0	0	0
Alaska Retirement Management Board	0.00%	0.02%	0	50,252	47,265	72,271	0	0	8,860	8,860	8,860	8,860	9,640	9,640	9,640
Alethea Capital Management, LLC	0.00%	0.02%	0	47,942	0	75,241	71,275	0	0	10,952	0	77,879	0	0	0
GeoWealth Management, LLC	0.00%	0.02%	0	45,669	31,548	20,983	0	0	0	0	0	0	0	0	0
Alpha Architect, LLC	0.00%	0.02%	0	45,522	57,082	0	0	37,330	36,591	45,054	0	18,258	0	0	0
Bell Rock Capital Management, LLP	0.00%	0.02%	0	45,133	0	68,340	0	0	0	0	0	0	75,109	59,703	0
Midas Management Corp.	0.00%	0.02%	0	43,900	43,900	43,900	0	0	0	0	0	0	0	0	0
Nomura Securities Company, LTD (Broker)	0.00%	0.02%	0	41,764	106,096	0	0	0	179,118	107,597	26,626	35,941	10,324	63,347	166,669
Johnson Financial Group, Inc.	0.00%	0.02%	0	41,432	42,185	42,142	38,389	37,802	886	886	1,646	46	46	0	0
Brinker Capital, Inc.	0.00%	0.02%	0	41,204	25,185	28,338	14,936	11,398	0	0	0	0	0	0	0
Ada Investment Management, L.P.	0.00%	0.02%	0	40,826	40,826	40,826	40,826	40,826	0	0	0	0	0	0	0
BCGE Asset Management S.A.	0.00%	0.02%	0	40,530	40,530	0	0	0	0	0	0	0	0	0	0
LSV Asset Management	0.00%	0.02%	0	39,400	20,900	0	0	0	0	0	0	0	0	0	0
Lombard Odier Asset Management Europe, LTD	0.00%	0.02%	0	38,428	0	40,812	24,665	21,174	13,396	0	0	0	0	0	0
Tilney Bestinvest	0.00%	0.02%	0	38,238	29,266	29,803	22,073	21,875	21,220	23,760	22,359	25,457	15,314	6,507	0
Livingston Group Asset Management Company	0.00%	0.02%	0	38,060	34,350	25,040	0	0	0	0	0	0	0	0	0
Meeder Asset Management, Inc.	0.00%	0.02%	0	37,275	6,907	28,030	17,255	23,009	0	0	0	19,197	17,975	18,084	16,354
Gutmann KAG	0.00%	0.02%	0	36,909	62,023	8,000	8,000	12,781	21,390	0	0	0	0	0	0
Azimut Capital Management SGR S.p.A.	0.00%	0.02%	0	34,000	34,000	34,000	493,000	493,000	322,000	322,000	392,000	392,000	246,000	246,000	0
Zmartic Fonder AB	0.00%	0.02%	0	33,825	33,825	0	0	0	0	0	0	0	0	0	0
Barclays Bank PLC (Funds and Advisory)	0.00%	0.02%	0	33,820	28,480	18,089	16,599	0	0	0	0	0	0	12,140	6,300
SG Americas Securities, LLC	0.00%	0.02%	0	33,735	52,615	0	20,842	7,222	1,578,951	26,522	102,783	210,384	179,189	300,300	326,364
Sicart Associates, LLC	0.00%	0.02%	0	33,500	0	0	0	0	0	0	0	0	0	0	0
Meiji Yasuda Asset Management Company, LTD	0.00%	0.02%	0	32,710	31,970	0	0	0	0	0	0	0	0	0	0
Premier Asset Management, LLC	0.00%	0.02%	0	32,100	32,100	0	0	0	0	0	0	0	0	0	0
Spot Trading, LLC	0.00%	0.02%	0	31,326	27,537	27,437	20,032	2,439	29,829	16,131	24,233	5,853	0	134	75,542
Amica Mutual Insurance Company	0.00%	0.02%	0	31,200	31,200	31,200	31,200	31,200	0	0	0	0	0	0	0
Paloma Partners Management Company	0.00%	0.01%	0	30,986	0	140,194	47,592	0	18,514	35,987	20,046	9,362	24,093	19,301	0
Barings, LLC	0.00%	0.01%	0	30,705	0	0	10,405	49,905	36,805	79,505	25,705	25,705	62,505	25,205	9,205
LPL Financial, LLC (Broker)	0.00%	0.01%	0	30,612	11,811	26,010	18,919	22,262	17,800	14,979	18,132	26,558	17,241	6,705	0
Handelsbanken Asset Management (Sweden)	0.00%	0.01%	0	30,088	30,088	0	0	32,997	48,478	35,771	31,572	30,202	25,508	23,899	27,838
Guggenheim Partners Investment Management, LLC	0.00%	0.01%	0	28,877	0	0	0	0	0	17,848	14,488	24,215	81,276	158,952	280,127
Amundi Hong Kong, LTD	0.00%	0.01%	0	27,373	27,373	27,373	0	0	0	0	0	0	0	0	0
WEDGE Capital Management, LLP	0.00%	0.01%	0	26,419	27,559	27,789	0	0	959,025	0	22,050	22,050	22,025	0	0
Natixis Asset Management	0.00%	0.01%	0	25,910	22,712	23,350	1,450	0	0	0	0	0	0	6,001	0
Pacer Advisors, Inc.	0.00%	0.01%	0	25,276	24,078	4,048	3,955	3,550	0	0	0	0	0	0	0
Stifel, Nicolaus & Company, Inc.	0.00%	0.01%	0	24,404	10,892	2,042	2,686	2,957	1,441	10,595	395	250	0	0	0
JT Stratford, LLC	0.00%	0.01%	0	24,353	0	0	0	0	0	0	0	0	0	0	0
Northwestern Mutual Investment Management Company, LLC	0.00%	0.01%	0	23,816	21,675	8,562	9,009	35,005	40,467	40,466	40,378	0	0	0	0
McRae Capital Management, Inc.	0.00%	0.01%	0	23,025	24,775	24,875	19,725	0	0	0	0	0	0	0	0
Palo Capital, Inc.	0.00%	0.01%	0	22,884	17,809	68,926	0	0	0	0	0	0	0	0	0
AMP Capital Investors (New Zealand), LTD	0.00%	0.01%	0	22,800	0	0	0	0	0	0	0	0	0	0	0
Squarepoint OPS, LLC	0.00%	0.01%	0	22,353	0	130,776	110,977	34,463	0	7,530	0	0	0	0	0
Migdal Mutual Funds, LTD	0.00%	0.01%	0	22,197	12,693	9,853	10,042	0	0	65,104	35,945	0	26,138	0	0
Gideon Capital Advisors, Inc.	0.00%	0.01%	0	22,007	0	0	0	0	0	0	0	0	0	0	0
CSS, LLC	0.00%	0.01%	0	21,738	33,867	25,221	0	0	187,931	0	0	0	0	0	0
Vision2020 Wealth Management Corporation	0.00%	0.01%	0	21,113	28,399	26,034	0	0	0	0	0	0	0	0	0
Wellesley Investment Partners, LLC	0.00%	0.01%	0	20,860	22,347	19,607	16,911	16,566	0	0	0	0	0	0	0
Independent Financial Partners	0.00%	0.01%	0	20,390	22,065	8,068	9,052	5,995	0	0	0	0	0	0	0
IPSOL Capital, Inc	0.00%	0.01%	0	20,191	0	0	0	0	0	0	0	0	0	0	0
Investor Asset Management BVBA	0.00%	0.01%	0	20,188	11,487	11,487	11,487	0	0	0	0	0	0	0	0
Lazard Asset Management, LTD (U.K.)	0.00%	0.01%	0	19,407	14,871	5,292	0	0	0	0	0	0	0	0	0
IFC Holdings, Inc. (Florida)	0.00%	0.01%	0	19,273	19,271	20,731	21,046	21,046	21,046	21,046	21,046	21,046	21,046	8,668	0
Eqis Capital Management, Inc.	0.00%	0.01%	0	18,666	19,611	13,012	11,559	14,728	7,341	7,092	6,977	6,143	0	0	0
StanCorp Investment Advisers, Inc	0.00%	0.01%	0	18,588	18,588	18,588	18,588	18,588	18,588	18,588	18,588	18,328	0	0	0
Sit Investment Associates, Inc.	0.00%	0.01%	0	18,300	18,300	67,865	1,148,185	1,018,085	1,055,785	1,403,635	1,369,120	1,096,142	0	0	0
Carl Domino, Inc.	0.00%	0.01%	0	18,235	53,155	41,110	42,040	0	0	0	0	0	0	0	0
Jensen Investment Management, Inc.	0.00%	0.01%	0	17,440	19,500	20,230	0	10,850	0	0	0	0	14,820	0	0
First Interstate Wealth Management	0.00%	0.01%	0	17,440	217	0	0	0	0	0	0	0	0	0	0
Huntington Asset Advisors, Inc.	0.00%	0.01%	0	17,224	22,254	18,648	3,503	18,127	3,713	7,419	3,713	7,413	0	0	0
Lazard Asset Management Pacific Company	0.00%	0.01%	0	17,100	17,100	15,700	0	0	0	0	0	0	0	0	0
Bryn Mawr Capital Management, Inc.	0.00%	0.01%	0	17,071	17,071	17,071	17,071	17,071	17,071	0	16,363	0	0	0	13,270
Dreman Value Management, LLC	0.00%	0.01%	0	16,996	0	0	0	0	0	0	0	0	0	0	0
DFA Australia, LTD	0.00%	0.01%	0	15,506	0	0	0	0	0	0	0	0	0	0	0
Allianz Investment Management LLC	0.00%	0.01%	0	15,186	15,186	0	0	0	0	0	0	0	0	0	0
Morgan Stanley Investment Management, LTD (U.K.)	0.00%	0.01%	0	15,000	27,000	27,000	27,000	16,000	24,200	500	473	0	0	0	0
Manulife Asset Management (Hong Kong), LTD	0.00%	0.01%	0	14,928	14,928	14,928	16,162	16,162	0	0	0	0	0	0	0
OppenheimerFunds, Inc	0.00%	0.01%	0	14,635	13,678	12,226	9,600	8,747	0	0	0	0	0	61,780	669,030
HSBC Global Asset Management (France)	0.00%	0.01%	0	14,349	19,350	21,625	13,297	12,131	13,465	0	13,762	11,809	12,134	13,676	13,676
CIBC World Markets Corp.	0.00%	0.01%	0	14,338	0	0	0	0	400,000	0	0	0	0	0	0
FFCM, LLC	0.00%	0.01%	0	14,071	11,258	9,641	2,697	783	638	0	0	0	0	0	0
Pictet Asset Management, LTD	0.00%	0.01%	0	13,864	13,862	13,700	8,800	8,800	8,800	8,800	0	0	0	0	0
DNB Asset Management AS	0.00%	0.01%	0	13,766	13,566	13,566	13,566	4,266	4,266	4,266	4,266	0	0	0	11,866
Cetera Advisors LLC	0.00%	0.01%	0	13,700	14,907	15,149	0	0	29,968	30,428	0	0	0	0	0
La Banque Postale Asset Management	0.00%	0.01%	0	12,993	3,913	3,795	3,795	2,326	2,362	9,701	9,730	9,400	9,091	0	0
ING Bank N.V. (Netherlands)	0.00%	0.01%	0	12,806	9,039	0	0	0	0	0	10,850	10,850	0	0	0
Group One Trading, L.P.	0.00%	0.01%	0	12,538	0	0	0	0	421,285	119,733	62,420	57,980	0	0	62,752
HighTower Advisors, LLC	0.00%	0.01%	0	12,275	13,043	0	31,394	44,172	45,946	0	41,939	29,869	28,188	27,610	24,921
Sterneck Capital Management, LLC	0.00%	0.01%	0	12,181	12,181	12,181	30,181	31,181	31,181	0	6,615	6,615	6,615	6,615	0
Capital Investment Counsel, Inc. (North Carolina)	0.00%	0.01%	0	12,150	11,300	0	0	0	0	0	0	0	0	0	0
Snow Capital Management, L.P.	0.00%	0.01%	0	12,000	93,755	0	0	0	0	0	0	0	0	0	0
Fidelity International Limited - FIL Investissements SAS	0.00%	0.01%	0	11,864	24,944	49,487	51,157	50,972	38,613	35,715	33,178	38,497	41,654	27,688	0
Parkwood, LLC	0.00%	0.01%	0	11,531	0	0	0	0	0	0	0	0	0	0	0
UMB Investment Advisors	0.00%	0.01%	0	11,105	11,105	10,251	0	0	0	0	0	0	0	0	0
Evercore Wealth Management, LLC	0.00%	0.01%	0	10,988	966	966	966	0	13,068	12,531	12,531	12,531	12,531	12,531	10,463
Meeschaert Asset Management S.A.	0.00%	0.01%	0	10,404	10,404	0	0	0	0	0	0	0	0	0	0
Pacad Investment, LTD	0.00%	0.01%	0	10,400	0	135,429	57,000	0	14,400	0	10,100	0	0	0	0
Total % Shares Held Continuously for 3 Years	**42.03%**														



STINSON
LEONARD
STREET

John A. Granda
816.691.3188 **DIRECT**
816.412.1159 **DIRECT FAX**
john.granda@stinson.com

April 13, 2017

Via Electronic Mail (shareholderproposals@sec.gov)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: H&R Block, Inc.
Shareholder Proposal of Kenneth Steiner
Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are writing on behalf of our client, H&R Block, Inc., a Missouri corporation (the "Company"), to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, it may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Kenneth Steiner (Mr. Steiner, together with his designated proxy John Chevedden, referred to herein as the "Proponent"), for inclusion in the proxy materials that the Company intends to distribute in connection with its 2017 Annual Meeting of Shareholders (the "2017 Proxy Materials"). The Proponent initially submitted the Proposal on March 18, 2017, and subsequently submitted a revised version of the Proposal on March 28, 2017.

Pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 days prior to the date on which the Company intends to file its definitive 2017 Proxy Materials. Pursuant to *Staff Legal Bulletin No. 14D* (Nov. 7, 2008) ("SLB 14D"), we are submitting this letter via electronic mail to the Staff in lieu of mailing paper copies. Also pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to exclude the Proposal from its 2017 Proxy Materials.

Rule 14a-8(k) and SLB 14D provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

SUMMARY OF THE PROPOSAL

The Proposal asks the Company's Board of Directors (the "Board") to adopt an amendment to the "proxy access" bylaw contained in Section 21 of the Amended and Restated Bylaws of the Company (the "Bylaws") to provide that:

> "[n]o limitation shall be placed on the number of shareholders that can aggregate their common shares to achieve the 3% 'Required Shares' for an 'Eligible Shareholder.'"

A full copy of the Proposal (including the initial Proposal and revised Proposal) is attached as Exhibit A hereto. In addition, pursuant to *Staff Legal Bulletin No. 14C* (June 28, 2005), relevant correspondence exchanged with the Proponent regarding the Proposal is attached as Exhibit B hereto.

BASIS FOR EXCLUSION

The Company believes that the Proposal may be properly omitted from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) of the Exchange Act because the Company has already substantially implemented the Proposal.

On June 17, 2015, the Board implemented "proxy access" by adding a new Section 21 to its Bylaws (the "Company's Proxy Access Bylaw"). The Company's Proxy Access Bylaw permits a shareholder, or a group of up to 20 shareholders, owning 3% or more of the Company's outstanding common stock continuously for at least three years to nominate and include in the Company's proxy materials director nominees constituting up to 20% of the Board, provided that the shareholders and nominees satisfy certain disclosure and procedural requirements. The Company filed a Form 8-K on June 18, 2015 (attached as Exhibit C hereto) to inform the public and the Company's shareholders of the adoption of the Company's Proxy Access Bylaw.

Because the Company's Proxy Access Bylaw compares favorably to, and implements the essential objectives of the Proposal, the Proposal is excludable as being substantially implemented under Rule 14a-8(i)(10).

The meaningful proxy access right provided to the Company's shareholders, and the facts supporting our analysis that the Company's Proxy Access Bylaw substantially implements the Proposal, are consistent with, and supported by, those provided by other companies that the Staff deemed to have substantially implemented shareholder proposals to amend existing proxy access bylaws that are similar to the Proposal. *See The Dun & Bradstreet Corp.* (Feb. 10, 2017); *General Dynamics Corp.* (Feb. 10, 2017); *NextEra Energy, Inc.* (Feb. 10, 2017); *PPG Industries, Inc.* (Feb. 10, 2017); *Reliance Steel & Aluminum Co.* (Feb. 10, 2017); *United Continental Holdings, Inc.* (Feb 10, 2017); *Eastman Chemical Co.* (Feb. 14, 2017); *Northrop Grumman Corp.* (Feb. 17, 2017); *Raytheon Co.* (Feb. 17, 2017); *Amphenol Corp.* (March 2, 2017); *Anthem, Inc.* (Mar. 2, 2017); *Citigroup Inc.* (Mar. 2, 2017); *International Paper Co.* (Mar. 2, 2017); *PG&E Corp.* (Mar. 2, 2017); *Sempra Energy* (Mar. 2, 2017); *Target*

Corp. (Mar. 2, 2017); *Time Warner Inc.* (Mar. 2, 2017); *UnitedHealth Group, Inc.* (Mar. 2, 2017); *VeriSign, Inc.* (Mar. 2, 2017); *Xylem Inc.* (Mar. 2, 2017); *Amazon.com, Inc.* (Mar. 7, 2017); *Equinix, Inc.* (Mar. 7, 2017); *General Motors Co.* (Mar. 7, 2017); *Omnicom Group Inc.* (Mar. 8, 2017); *Edwards Lifesciences Corp.* (Mar. 13, 2017); *Ecolab Inc.* (Mar. 16, 2017); *ITT Inc.* (Mar. 16, 2017); *PayPal Holdings, Inc.* (Mar. 22, 2017); *Quest Diagnostics Inc.* (Mar. 23, 2017); *Leidos Holdings, Inc.* (Mar. 27, 2017) (collectively, the "Proxy Access Aggregation Letters"). Although, the Proposal differs in an immaterial respect from the proposals at issue in the Proxy Access Aggregation Letters in that it seeks to remove any limitation on the number of shareholders that may be aggregated for purposes of meeting the minimum eligibility requirements rather than increasing the number of shareholders that may aggregate their ownership, the analyses and conclusions reached in the Proxy Access Aggregation Letters should nonetheless control our request as detailed below. Consistent with that no-action precedent and for the additional reasons set forth below, we hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(10) As Substantially Implemented

The Bylaws of the Company have already substantially implemented proxy access by providing a procedure under which one or a group of up to 20 shareholders who have owned 3% or more of the Company's common stock continuously for at least three years may include in the Company's proxy materials shareholder-nominated director candidates. Moreover, the Company's Proxy Access Bylaw already provides a meaningful proxy access right to *all* of the Company's shareholders, which supports our analysis that the Company's Proxy Access Bylaw achieves the essential objective of the Proposal such that it has been substantially implemented.

A. Rule 14a-8(i)(10) Background

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal from its proxy materials if the company has substantially implemented the proposal. The Commission stated in 1976 that the predecessor to Rule 14a-8(i)(10) was "designed to avoid the possibility of shareholders having to consider matters which already have been favorably acted upon by the management." Exchange Act Release No. 12598 (July 7, 1976). Originally, the Staff narrowly interpreted this predecessor rule and concurred with exclusion of a proposal only when proposals were "'fully' effected" by the company. *See* Exchange Act Release No. 19135 (Oct. 14, 1982). By 1983, the Commission recognized that the "previous formalistic application of [the Rule] defeated its purpose." Exchange Act Release No. 20091, at § II.E.6. (Aug. 16, 1983) (the "1983 Release"). Therefore, in the 1983 Release, the Commission adopted a revised interpretation to the rule to permit the omission of proposals that had been "substantially implemented," and noted that "substantial implementation" under Rule 14a-8(i)(10) does not require implementation in full as presented by the proponent. The

Commission codified this revised interpretation by an amendment to Rule 14a-8 adopted in Exchange Act Release No. 40018 at n. 30 (May 21, 1998).

Applying this standard, the Staff has noted that "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (Mar. 28, 1991). In *General Motors Corp.* (Mar. 4, 1996), the company observed that the Staff has not required that a company implement the action requested in a proposal exactly in all details but has been willing to issue no-action letters under the predecessor of Rule 14a-8(i)(10) in situations where the "essential objective" of the proposal had been satisfied. The company further argued, "[i]f the mootness requirement of paragraph (c)(10) were applied too strictly, the intention of [the rule]—permitting exclusion of "substantially implemented" proposals—could be evaded merely by including some element in the proposal that differs from the registrant's policy or practice." For example, the Staff has concurred that companies, when substantially implementing a shareholder proposal, can address aspects of implementation on which a proposal is silent or which may differ from the manner in which the shareholder proponent would implement the proposal. *See, e.g., Hewlett-Packard Co.* (Dec. 11, 2007) (proposal requesting that the board permit shareholders to call special meetings was substantially implemented by a proposed bylaw amendment to permit shareholders to call a special meeting unless the board determined that the special business to be addressed had been addressed recently or would soon be addressed at an annual meeting); *Johnson* & Johnson (Feb. 17, 2006) (proposal that requested the company to confirm the legitimacy of all current and future U.S. employees was substantially implemented because the company had verified the legitimacy of 91% of its domestic workforce). In other words, a company may address adequately the underlying concerns and essential objectives of a shareholder proposal without implementing precisely the actions contemplated by the proposal.

B. Rule 14a-8(i)(10) as Applied to Proxy Access Bylaws

The Staff has specifically addressed substantial implementation in the context of proxy access bylaws. The Staff has concluded that proposals calling for adoption of a shareholder proxy access bylaw could be excluded as substantially implemented where the company had adopted a proxy access bylaw with the same stock ownership amount and length of ownership threshold called for by the proposal, even though the company's proxy access bylaw included certain procedural limitations or restrictions that were inconsistent with or not contemplated by the proposal. In particular, the Staff has concurred in the exclusion of shareholder proposals seeking the adoption of a proxy access bylaw with unrestricted aggregation when the company already had adopted a proxy access bylaw in connection with the proposal that allowed for aggregation but limited the number of eligible shareholders who may aggregate ownership at 20. *See, e.g., Omnicom Group Inc.* (Mar. 22, 2016); *General Motors Co.* (Mar. 21, 2016); *Quest Diagnostics Inc.* (Mar. 17, 2016); *Chemed Corp.* (Mar. 9, 2016); *Eastman Chemical Co.* (Mar. 9, 2016); *Newell Rubbermaid Inc.* (Mar. 9, 2016); *Anthem, Inc.* (Mar. 3, 2016); *Fluor Corp.* (Mar. 3, 2016); *International Paper Co.* (Mar. 3, 2016); *ITT Corp.* (Mar. 3, 2016); *McGraw Hill Financial, Inc.* (Mar. 3, 2016); *PG&E Corp.* (Mar. 3, 2016); *Public Service Enterprise Group, Inc.* (Mar. 3, 2016); *Sempra Energy* (Mar. 3, 2016);

Xylem, Inc. (Mar. 3, 2016); *The Wendy's Co.* (Mar. 2, 2016); *Reliance Steel & Aluminum Co.* (Feb. 26, 2016); *United Continental Holdings, Inc.* (Feb. 26, 2016); *Alaska Air Group, Inc.* (Feb. 12, 2016); *Capital One Financial Corp.* (Feb. 12, 2016); *Cognizant Technology Solutions Corp.* (Feb. 12, 2016); *General Dynamics Corp.* (Feb. 12, 2016); *Illinois Tool Works, Inc.* (Feb. 12, 2016); *Northrop Grunman Corp.* (Feb. 12, 2016); *PPG Industries, Inc.* (Feb. 12, 2016); *Science Applications International Corp.* (Feb. 12, 2016); *Target Corp.* (Feb. 12, 2016); *UnitedHealth Group, Inc.* (Feb. 12, 2016); and *The Western Union Co.* (Feb. 12, 2016).

Further, the Staff has also indicated in a number of no-action letters that a 20-person aggregation limit in a newly adopted proxy access bylaw is consistent with the essential objective of providing meaningful proxy access. In *Huntington Ingalls Industries*, Inc. (Feb. 12, 2016), for example, the Staff allowed exclusion of a proposal requesting a 3%/3 year/25% proxy access bylaw, with "an unrestricted" number of shareholders allowed to aggregate, where the company adopted instead a 3%/3 year/25% bylaw with a 20-person aggregation limit. In allowing exclusion, the Staff noted that the company's bylaw achieved the "essential objective" of the proposal. Similarly, the Staff has agreed in numerous instances that, where a shareholder proposal requests that the company adopt a proxy access bylaw allowing a holder of 3% of the outstanding common stock for three years to nominate up to 25% of the board, with no aggregation limit, the company will be deemed to have substantially implemented the proposal if it adopts a 3%/3 year proxy access bylaw limiting nominations to 20% of the board and imposing a 20-shareholder aggregation limit. *See, e.g., Baxter International Inc.* (Feb. 12, 2016); *The Dun and Bradstreet Corp.* (Feb. 12, 2016); *Cardinal Health, Inc.* (Jul. 20, 2016); *Amazon.com Inc.* (Mar. 3, 2016); and *Time Warner Inc.* (Feb. 12, 2016).

The Staff has taken a similar position where a company that has already adopted a proxy access bylaw receives a shareholder proposal to amend the bylaw in limited respects, including for the purpose of eliminating a 20-person aggregation limit. In *NVR, Inc.* (Mar. 25, 2016), for example, a shareholder sought to amend the company's proxy access bylaw in four respects: (1) to reduce the minimum ownership requirement from 5% of the outstanding common stock to 3%; (2) to provide that a shareholder would be deemed to own shares loaned to another person if the shareholder could recall the shares within five business days (as opposed to three business days); (3) to eliminate a 20-shareholder aggregation limit; and (4) to remove a requirement that a nominator represent that it will continue to hold the minimum required shares for at least one year after the annual meeting. The company revised its bylaw to implement the first two requested amendments but did not implement the other two (and therefore did not eliminate the aggregation limit). The Staff nevertheless agreed that the proposal was excludable under Rule 14a-8(i)(10), noting that the company's "policies, practices and procedures compare favorably with the guidelines of the proposal." The Staff reached the same conclusion on substantially similar facts in *Oshkosh Corp.* (Nov. 4, 2016). In both *NVR, Inc.* and *Oshkosh Corp.*, the shareholder proposal sought to reduce a 5% minimum ownership requirement to 3%. We believe that, in each case, the proponent's proposed change to the minimum ownership requirement was deemed to be material to the proxy access bylaw as a whole, and that each company therefore had to adopt that amendment, at a minimum, to be deemed to have substantially implemented the proposal.

Prior to the issuance of the Proxy Access Aggregation Letters, there was some uncertainty as to whether the Staff would interpret Rule 14a-8(i)(10) differently for a proposed amendment or amendments to an existing proxy access bylaw than it had for the adoption of a new proxy access bylaw in response to a shareholder proposal. *See H&R Block, Inc.* (July 21, 2016); *Microsoft Corp.* (Sept. 27, 2016); *Apple Inc.* (Oct. 27, 2016); *Walt Disney Co.* (Nov. 3, 2016); *Walgreens Boots Alliance, Inc.* (Nov. 3, 2016); and *Whole Foods Market, Inc.* (Nov. 3, 2016). However, the Proxy Access Aggregation Letters clearly establish that a company is not required to amend its existing proxy access bylaw in order to be deemed to have substantially implemented a proposed amendment to such bylaw. Those letters instead stand for the principle that a proposed amendment to an existing proxy access bylaw will be deemed to have been substantially implemented if such existing bylaw already achieves the essential objective of the proposal. The Proxy Access Aggregation Letters also demonstrate the decisive importance of empirical data like that set forth under Section D below to show that the essential objective of meaningful proxy access had been achieved in the context of the aggregation limit for meeting the ownership threshold.

In view of the empirical data provided below regarding the ownership of the Company's common stock by institutional and other investors and the resulting insignificance of the difference between the Company's current aggregation limit and the elimination thereof by the Proponent, the Company does not need to amend its Bylaws as a condition to reliance on Rule 14a-8(i)(10) because the Company's current aggregation limit achieves the essential objective of the Proposal.

An aggregation limit is designed to minimize the complexity and administrative burden and expense on the company in reviewing and verifying the information and representations that each member of a shareholder group must provide to establish the group's eligibility, while assuring that all shareholders have a fair and reasonable opportunity to nominate director candidates by forming groups with like-minded shareholders who also individually own fewer than the minimum required shares. The Company's aggregation limit achieves these dual objectives by assuring that any shareholder may form a group owning more than 3% of the common stock by combining with any of a large number of other shareholders, while avoiding the imposition on the Company and its other shareholders of such expense and administrative burden in attempting to ensure that an unlimited number of shareholders are in compliance with the Company's Proxy Access Bylaw.

Effectively eliminating any minimum ownership requirements for the members of the nominating group creates negative policy implications that augment those raised in the Proxy Access Aggregation Letters (all of which limited the nominating group to 40 or 50 shareholders). The absence of any limitation in this regard opens up the proxy access process to abuse by shareholders with special interests, including interests unrelated to long-term shareholder value. Conversely, allowing a specified number of holders to act as a nominating group strengthens the principle that the Company believes is shared by the vast majority of its shareholders – the right to nominate a director using the Company's proxy statement should be available only for those who have a sufficient financial stake in the Company to cause their interests to be aligned with the interests of its shareholders as a whole. Moreover, the proxy access rights of other shareholders with a meaningful financial stake in the Company could be impeded by the need to make burdensome and time-consuming inquiries into the nature and duration of an unlimited number of shareholders banding together in a nominating group that do not possess such a stake or aligned goals with mainstream shareholders.

Under a 20-person aggregation limit, as long as at least one shareholder owns at least 3% of the outstanding common stock, any shareholder may utilize proxy access simply by forming a group with that shareholder. In addition, any 20 holders of at least 0.15% of the outstanding common stock may aggregate their holdings to meet the threshold. Between these two extremes, countless possibilities exist for a shareholder to form a group with any number of other shareholders, including shareholders who own even less than 0.15% of the common stock, to achieve aggregate ownership of 3% or more of the outstanding common stock. Accordingly, a 20-shareholder aggregation limit achieves the objective of making proxy access fairly and reasonably available to all shareholders, regardless of the size of their individual holdings.

Additionally, Institutional Shareholder Services, a leading proxy advisory firm, has stated that it does not consider a 20-shareholder limit to be a material restriction or "one that unnecessarily restrict[s] the use of a proxy access right." *See Institutional Shareholder Services, U.S. Proxy Voting Policies and Procedures (Excluding Compensation-Related) Frequently Asked Questions* (Feb. 24, 2017) available at https://www.issgovernance.com/file/policy/us-policies-and-procedures-faq-feb-2017.pdf.

C. Analogous Precedent on Substantial Implementation

The Staff has found substantial implementation when the shareholder proposal contemplated no limitation on the percentage of shares owned or any other restrictions on the shareholders' ability to require the company to take certain action, where the company imposed a limitation. In particular, the Staff has found substantial implementation where a shareholder proposal sought revision to an existing bylaw to remove limitations on shareholders' right to call a special meeting and the company's existing bylaw maintained the applicable limitation. *See Borders Group, Inc.* (Mar. 11, 2008) and *Allegheny Energy, Inc.* (Feb. 19, 2008). The proponent in *Borders Group, Inc.*, sought amendment to the bylaws so that there would be "no restriction on the shareholder right to call a special meeting" where the company had previously adopted a bylaw providing the ability for shareholders holdings at least 25% of the outstanding shares to call a special meeting. The company noted that the proposal "did not specify a percentage of outstanding shares that a shareholder must own to request a special meeting" and merely requests an amendment to the bylaws pursuant to which there would be "no restriction on the shareholder right to call a special meeting." The company defined the essential objective of the proposal as follows: "to provide and[sic] opportunity for shareholders of the Company to call a special meeting" and concluded that its existing bylaw had substantially implemented the proposal even though it included a restriction on the minimum ownership required to call a special meeting. The Staff permitted exclusion on the grounds of substantial implementation.

With respect to the Company's Proxy Access Bylaw, the 20-shareholder limit on aggregation to achieve the 3% threshold could be satisfied by, among other possibilities, each of the 20 owning at least 0.15% of the Company's outstanding shares. Like the shareholder proposals cited in the previous paragraph, the Proposal would eliminate any minimum ownership requirement for individual shareholders because an unlimited number of shareholders could be aggregated to satisfy the ownership threshold. Yet, the no-action letters found that the essential objective of allowing shareholders to call a special meeting had been satisfied by the 25% ownership threshold in an existing bylaw rather than eliminating the threshold entirely.

We believe that this precedent is highly analogous to the Proposal and strongly supports the view that the essential objective of the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw.

D. The Company's Proxy Access Bylaw Provides Meaningful Proxy Access

The Proposal requests that the 20-shareholder aggregation limit in the Company's Proxy Access Bylaw be revised such that "[n]o limitation shall be place on the number of shareholders that can aggregate their shares to achieve the 3% 'Required Shares' for an 'Eligible Shareholder.'" The Proposal then cites, as support for the proposed change, generic data from the Council of Institutional Investors asserting that "even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% held for 3 years criteria at most companies." The generic data cited in the Proposal is irrelevant to the Company's shareholder base. As discussed below, based on analysis of the Company's shareholder base, the Company's Proxy Access Bylaw, including the 20-shareholder aggregation provision, currently provides shareholders a meaningful proxy access right.

Based on data from regulatory filings by institutional investors, as of December 31, 2016, the largest 20 institutional shareholders of the Company hold approximately 63.6% of the Company's outstanding shares. Of these 20 institutional shareholders, 19 appear to have owned in the aggregate at least 29.3% of the Company's outstanding shares for at least three years. Further, based on this data, it appears that three of the Company's institutional shareholders have owned more than 3% of the Company's outstanding shares for at least three years and 10 of the current top 20 largest institutional shareholders have held more than 0.5% for at least three years. Accordingly, any of these 10 institutional shareholders could, on their own or in combination with only a few other shareholders, achieve the 3% ownership threshold in the Company's Proxy Access Bylaw.

Moreover, utilizing proxy access at the Company is not dependent on a shareholder being one of the Company's largest 20 institutional shareholders. To further illustrate the ease of forming a nominating group with 20 or fewer shareholders, we note that, as of December 31, 2016, 82 different shareholders owned at least one-twentieth of 3%, or 0.15%, of the Company's outstanding shares (the minimum percentage that a shareholder must own to form a group of 20 shareholders of an equal size in order to satisfy the 3% minimum ownership requirement). Any one of these shareholders could combine its shares with up to 19 other similarly situated shareholders and satisfy the 3% threshold, provided that (as with any other shareholder seeking to utilize proxy access) the other requirements set forth in the Company's Proxy Access Bylaw are satisfied. As well, it appears that all but seven of the Company's 50 largest institutional shareholders as of December 31, 2016 have owned Company shares over the past three years. In addition, for shareholders owning less than 0.15% of the Company's outstanding shares, there are countless options to aggregate shares in 20-shareholder groups to reach this 3% threshold. This demonstrates that the 20-shareholder aggregation limit in the Company's Proxy Access Bylaw provides numerous opportunities for holders of less than 3% of the Company's shares to combine with other shareholders to satisfy the 3% ownership requirement. Even in the most extreme example, a shareholder who owns just one share of the Company's stock has a nearly unlimited range of options, ranging from recruiting one 3% shareholder to recruiting 19 other shareholders who total 3% ownership, to every option in between. The Company's 20-shareholder aggregation limit therefore provides abundant opportunities for *all* holders of less than 3% of the common stock to combine with other shareholders to reach the 3% minimum ownership requirement. Given that even the holder of one share has numerous options to use proxy access at the Company, the Company's Proxy Access Bylaw provides a meaningful proxy access right to the Company's shareholders.

As with the provisions and the facts addressed by other companies in the Proxy Access Aggregation Letters, the Company's Proxy Access Bylaw, including the 20-shareholder aggregation limit, achieves the essential objective of the Proposal by ensuring that the Company's shareholders are able to use proxy access effectively, while addressing administrative concerns that could arise if an unwieldy number of shareholders sought to nominate director candidates under proxy access. In this regard, it is also important to note that the Proposal provides no evidence that increasing the shareholder aggregation limit from 20 to an unlimited number of shareholders would meaningfully enhance the existing ability of the Company's shareholders to form nominating groups to use the Company's Proxy Access Bylaw. There is no reason to believe that a solicitation of the type that would be required to form an unlimited group of shareholders to meet the minimum ownership requirements would be any more likely to attract support from holders of the common stock than 20 holders of 0.15% of the common stock. The concentration of ownership of the common stock of large public companies makes it highly unlikely that removing the aggregation limit would enhance the ability of shareholders to form nominating groups. There simply is no reason to accept the assumption, implicit in the Proposal, that unlimited shareholder aggregation will make proxy access available to shareholders who would be unable to use it under a 20-shareholder aggregation limit.

In contrast, many companies like the Company have determined that a 20-shareholder nominating group provides a meaningful proxy access right as evidenced by the fact that it is a widely embraced standard among companies that have adopted proxy access. Specifically, of the 396 companies that announced the adoption of proxy access bylaws between January 1, 2013 and February 28, 2017, approximately 89% of companies have adopted a 20-shareholder aggregation limit. In addition, BlackRock, Inc., T. Rowe Price Group, Inc. and State Street Corporation, the publicly traded parent companies of some of the largest institutional shareholders in the United States, each have adopted proxy access bylaws that contain a 20-shareholder aggregation limit.

The Company recognizes that the existence of a consensus regarding the appropriateness of a 20-shareholder aggregation limit does not mean that the Company's proxy access bylaw substantially implements the Proposal. The consensus does, however, support a conclusion that a 20-shareholder aggregation limit affords shareholders ample opportunity to combine with other shareholders to form a nominating group. For this reason, as well as all of the other reasons stated above, the Proposal's elimination of the aggregation limit is not needed to provide a meaningful proxy access right to shareholders.

The Company's Proxy Access Bylaw compares favorably to the Proposal because, as demonstrated above, it achieves the Proposal's essential objective of providing the Company's shareholders with a meaningful proxy access right. Thus, consistent with no-action letter precedent, including the Proxy Access Aggregation Letters, we believe that the Proposal may be excluded under Rule 14a-8(i)(10).

CONCLUSION

For the foregoing reasons, we believe that the Proposal has already been substantially implemented by the Company's Proxy Access Bylaw and, therefore, is properly excludable under Rule 14a-8(i)(10). As such, on behalf of the Company, we respectfully request that the Staff confirm that it will not recommend enforcement action if the Company excludes the Proposal from its 2017 Proxy Materials in reliance on Rule 14a-8(i)(10).

If the Staff has any questions with respect to this matter, or if for any reason the Staff does not agree that the Company may omit the Proposal from its 2017 Proxy Materials, please contact me by phone at (816) 691-3188 or by email at john.granda@stinson.com.

Very truly yours,

Stinson Leonard Street LLP



John A. Granda

Enclosures

cc: John Chevedden (as proxy for Kenneth Steiner)
Scott W. Andreasen, Vice President and Secretary – H&R Block, Inc.

Exhibit A

(See attached.)

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Tuesday, March 28, 2017 9:38 PM
To: Andreasen, Scott W <scott.andreasen@hrblock.com>
Subject: Rule 14a-8 Proposal (HRB)`` Revision

This is an *EXTERNAL EMAIL.* Stop and think before clicking a link or opening attachments.

Mr. Andreasen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Scott W. Andreasen
Corporate Secretary
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: 816-854-3000
PH: 816-854-3758
FX: 816-802-1043
FX: 816-802-1065
FX: 816-802-1042

MARCH 25, 2017 REVISION

Dear Mr. Andreasen,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

2-8-17
Date

[HRB – Rule 14a-8 Proposal, March 17, 2017]
[Revised March 28, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Amendment

RESOLVED: Shareholders ask our board of directors to amend its proxy access bylaws (primarily found in section 21: "Shareholder Nominations Included in the Corporation's Proxy Materials") and any other associated bylaw sections and other documents, to include the following change for the purpose of decreasing the average amount of Company common stock each member of a nominating group would have to hold for 3-years to satisfy the aggregate ownership requirements to form a nominating group:

No limitation shall be placed on the number of shareholders that can aggregate their common shares to achieve the 3% "Required Shares" for an "Eligible Shareholder."

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing a greater number of shareholders to aggregate their shares would facilitate greater participation by individuals and institutional investors in meeting the "Required Shares," which are 3% of the outstanding common shares entitled to vote.

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) set no aggregation limit on shareholders forming nominating groups. However, the SEC vacated the rule after a court decision. Therefore, proxy access rights must be established and amended on a company-by-company basis.

Subsequently, Proxy Access in the United States: Revisiting the Proposed SEC Rule <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts> (http://www.cfapubs.org/doi/abs/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Governance Changes through Shareholder Initiatives: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although our Board adopted a proxy access bylaw, it contains a troublesome provision – participants limited to 20 shareholders – that significantly impairs the ability of shareholders to join as Eligible Shareholders because of the large average amount of common shares each is required to hold for 3-years given the current aggregation limit of 20. Adoption of the requested amendment would lower the average required common shares allowed to be aggregated, thus allowing more shareholders to form an "Eligible Shareholder."

Please vote to enhance shareholder value:

Shareholder Proxy Access Amendment – Proposal [4]

[The above line – *Is* for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email ***FISMA & OMB Memorandum M-07-16***

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, March 18, 2017 12:25 AM
To: Andreasen, Scott W <scott.andreasen@hrblock.com>
Subject: Rule 14a-8 Proposal (HRB)``

This is an *EXTERNAL EMAIL*. Stop and think before clicking a link or opening attachments.

Mr. Andreasen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden

Kenneth Steiner

FISMA & OMB Memorandum M-07-16

Mr. Scott W. Andreasen
Corporate Secretary
H&R Block Inc. (HRB)
One H&R Block Way
Kansas City, MO 64105
PH: 816-854-3000
PH: 816-854-3758
FX: 816-802-1043
FX: 816-802-1065
FX: 816-802-1042

Dear Mr. Andreasen,

I purchased stock in our company because I believed our company had greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. This Rule 14a-8 proposal is submitted as a low-cost method to improve compnay performance.

My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote. Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,



Kenneth Steiner

2-8-17
Date

[HRB – Rule 14a-8 Proposal, March 17, 2017]
[This line and any line above it – *Not* for publication.]

Proposal [4] - Shareholder Proxy Access Amendment

RESOLVED: Shareholders ask the board of directors to amend its proxy access bylaws (primarily found in section 21: "Shareholder Nominations Included in the Corporation's Proxy Materials") and any other associated bylaw sections and other documents, to include the following change for the purpose of decreasing the average amount of Company common stock each member of a nominating group would have to hold for three years to satisfy the aggregate ownership requirements to form a nominating group:

No limitation shall be placed on the number of shareholders that can aggregate their common shares to achieve the 3% "Required Shares" for an "Eligible Shareholder."

Under current provisions, even if the 20 largest public pension funds were able to aggregate their shares, they would not meet the 3% criteria at most of companies examined by the Council of Institutional Investors. Allowing an unlimited number of shareholders to aggregate shares would facilitate greater participation by individuals and institutional investors in meeting the "Required Shares," which are 3% of the outstanding common shares entitled to vote.

The SEC's universal proxy access Rule 14a-11 (https://www.sec.gov/rules/final/2010/33-9136.pdf) set no aggregation limit on shareholders forming nominating groups. However, the SEC vacated the rule after a court decision. Therefore, proxy access rights must be established and amended on a company-by-company basis.

Subsequently, Proxy Access in the United States: Revisiting the Proposed SEC Rule <http://www.cfainstitute.org/learning/products/publications/ccb/Pages/ccb.v2014.n9.1.aspx?WPID=BrowseProducts> (http://www.cfapubs.org/doi/abs/10.2469/ccb.v2014.n9.1) a cost-benefit analysis by CFA Institute, found proxy access would "benefit both the markets and corporate boardrooms, with little cost or disruption," raising US market capitalization by up to $140 billion.

Governance Changes through Shareholder Initiatives: The Case of Proxy Access (http://ssrn.com/abstract=2635695) found a 0.5 percent average increase in shareholder value for proxy access targeted firms.

Proxy Access: Best Practices (http://www.cii.org/files/publications/misc/08_05_15_Best%20Practices%20-%20Proxy%20Access.pdf) by the Council of Institutional Investors, "highlights the most troublesome provisions" in recently implemented proxy access bylaws.

Although the Company's Board adopted a proxy access bylaw, it contains a troublesome provision, as noted above, that significantly impairs the ability of shareholders to participate as Eligible Shareholders because of the large average amount of common shares each is required to hold for three years given the current aggregation limit of 20. Adoption of the requested amendment would lower the average required common shares allowed to be aggregated, thus allowing more shareholders to form an "Eligible Shareholder."

Please vote to enhance shareholder value:

Shareholder Proxy Access Amendment – Proposal [4]

[The above line – *Is* for publication.]

Kenneth Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsors this proposal.

Notes:
This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;
• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.

See also: Sun Microsystems, Inc. (July 21, 2005).

The stock supporting this proposal will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email
FISMA & OMB Memorandum M-07-16

Exhibit B

(See attached.)

From: Andreasen, Scott W <scott.andreasen@hrblock.com>
Sent: Friday, March 24, 2017 4:26 PM
To: ***FISMA & OMB Memorandum M-07-16***
Subject: RE: Rule 14a-8 Proposal (HRB)``
Attachments: Shareholder Proposal Deficiency Notice (03.24.17).PDF

Mr. Chevedden,

Please see the attached letter in response to the shareholder proposal you sent to me on March 18, 2017. A copy of this letter is also being sent to both you and Mr. Steiner via overnight mail.

Thank you, and best regards,

Scott

Scott W. Andreasen
Vice President and Deputy General Counsel, Corporate Secretary and Chief Ethics Officer

H&R Block, Inc. | One H&R Block Way | Kansas City, MO 64105
office: (816) 854-3758 | fax: (816) 802-1043 | scott.andreasen@hrblock.com

From: ***FISMA & OMB Memorandum M-07-16***
Sent: Saturday, March 18, 2017 12:25 AM
To: Andreasen, Scott W <scott.andreasen@hrblock.com>
Subject: Rule 14a-8 Proposal (HRB)``

Mr. Andreasen,
Please see the attached rule 14a-8 proposal to enhance long-term shareholder value.
Sincerely,
John Chevedden



Scott W. Andreasen
Vice President and Deputy General Counsel,
Corporate Secretary and Chief Ethics Officer
Phone (816) 854-3758
Fax (816) 802-1043
scott.andreasen@hrblock.com

March 24, 2017

VIA OVERNIGHT DELIVERY AND ELECTRONIC MAIL

John Chevedden

FISMA & OMB Memorandum M-07-16

Re: Shareholder Proposal Submitted March 18, 2017

Mr. Chevedden:

On March 18, 2017, Kenneth Steiner (the "Proponent") submitted notice of his intent to submit a shareholder proposal for inclusion in the proxy materials of H&R Block, Inc. (the "Company") for the Company's 2017 annual meeting of shareholders. The notice includes a shareholder proposal requesting that our board amend the Company's "proxy access" bylaw (the "Submission"). The Proponent named you as his proxy to act on his behalf regarding the Submission, and requested that we direct all future correspondence to your attention.

The purpose of this letter is to inform you that the Submission does not comply with the rules and regulations of the Securities and Exchange Commission ("SEC") promulgated under the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). I have included a copy of Rule 14a-8 for your reference.

The Proponent has not complied with the eligibility requirements set forth in Rule 14a-8(b) of the Exchange Act. Rule 14a-8(b) requires proponents to demonstrate at the time they submit a proposal that they are eligible to submit a shareholder proposal under Rule 14a-8(b). A search of the Company's records could not confirm that the Proponent is a registered holder of Company securities entitled to vote on the proposal. We were also unable to verify whether the Proponent's holdings meet the requirements set forth in Rule 14a-8(b)(1) because the Proponent failed to provide proof that he has continuously owned at least $2,000 dollars in market value, or 1%, of Company securities entitled to vote on the proposal for at least one year from the date he submitted the Submission. Moreover, we have not received a written statement from the "record" holder of the Proponent's securities verifying that, at the time the Proponent submitted the Submission, he continuously held the securities for at least one year.

To remedy this defect, the Proponent, or you acting as the Proponent's proxy, must submit sufficient proof of ownership of Company securities by the Proponent. As explained in Rule 14a-8(b), sufficient proof may be in one of the following forms:

1. a written statement from the "record" holder of the securities (usually a broker or a bank that is a DTC participant) verifying that, as of the date the Submission was submitted, the Proponent continuously held the requisite number of Company securities for at least one year preceding and including March 18, 2017; or

2. if the Proponent has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the requisite number of Company securities as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the requisite number of Company securities for the one-year period.

To help shareholders comply with the requirement to prove ownership by providing a written statement from the "record" holder of the securities, the SEC Staff has published Staff Legal Bulletins No. 14F ("SLB 14F") and No. 14G ("SLB 14G"). In SLB 14F, the SEC Staff stated that only brokers or banks that are DTC participants, clarified in SLB 14G to include affiliates thereof, will be viewed as "record" holders for purposes of Rule 14a-8. Thus, you will need to obtain the required written statement from the DTC participant through which the Proponent's securities are held. If you are not certain whether the Proponent's broker or bank is a DTC participant, you may check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.pdf?la=en. If the broker or bank that holds the Proponent's securities is not on DTC's participant list, you will need to obtain proof of ownership from the DTC participant through which the Proponent's securities are held. If the DTC participant knows the holdings of the Proponent's broker or bank, but does not know the Proponent's holdings, you may satisfy the proof of ownership requirement by obtaining and submitting two proof of ownership statements verifying that, at the time the Submission was submitted, the required amount of securities were continuously held by the Proponent for at least one year preceding and including March 18, 2017 – with one statement from the Proponent's broker or bank confirming the required ownership, and the other statement from the DTC participant confirming the broker or bank's ownership. Please see the enclosed copies of SLB 14F and SLB 14G for further information.

Pursuant to Rule 14a-8(f), if the Proponent, or you acting as the Proponent's proxy, would like us to consider a proposal for inclusion in the Company's proxy materials for the 2017 annual meeting of shareholders, you must send us a revised Submission that corrects the deficiency noted above. If you mail a response to the address below, it must be postmarked no later than 14 calendar days from the date you receive this letter. If you wish to submit a response electronically, you must submit it to the email address or fax number above within 14 calendar days of your receipt of this letter.

Thank you for your attention to this matter.

Sincerely,



Scott W. Andreasen

Enclosures

cc: Kenneth Steiner

FISMA & OMB Memorandum M-07-16

ELECTRONIC CODE OF FEDERAL REGULATIONS

e-CFR data is current as of March 20, 2017

Title 17 → Chapter II → Part 240 → §240.14a-8

Title 17: Commodity and Securities Exchanges
PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

---

§240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

NOTE TO PARAGRAPH (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

NOTE TO PARAGRAPH (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

NOTE TO PARAGRAPH (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

NOTE TO PARAGRAPH (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (*i.e.*, one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]



Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of

Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year - one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

> "As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting. Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden*, 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the

company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.

http://www.sec.gov/interps/legal/cfslb14f.htm



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm

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HRB Post-it® Fax Note 7671	Date 3-29-17 # of pages ▸
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816-802-1043

03/28/2017

Kenneth Steiner
FISMA & OMB Memorandum M-07-16

Re: Your TD Ameritrade Account Ending in ***FISMA & OMB Memorandum M-07-16*** TD Ameritrade Clearing Inc. DTC #0188

Dear Kenneth Steiner,

Thank you for allowing me to assist you today. As you requested, this letter confirms that, as of the date of this letter, you have continuously held no less than 500 shares of each of the following stocks in the above referenced account since July 1, 2015.

1. H&R Block, Inc (HRB)

If we can be of any further assistance, please let us know. Just log in to your account and go to the Message Center to write us. You can also call Client Services at 800-669-3900. We're available 24 hours a day, seven days a week.

Sincerely,

Jason R Hall
Resource Specialist
TD Ameritrade

This information is furnished as part of a general information service and TD Ameritrade shall not be liable for any damages arising out of any inaccuracy in the information. Because this information may differ from your TD Ameritrade monthly statement, you should rely only on the TD Ameritrade monthly statement as the official record of your TD Ameritrade account.

Market volatility, volume, and system availability may delay account access and trade executions.

Exhibit C

(See attached.)

8-K 1 form8-k061815.htm 8-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (date of earliest event reported): June 17, 2015

H&R BLOCK, INC.
(Exact name of registrant as specified in charter)

Missouri	**1-6089**	**44-0607856**
(State of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

One H&R Block Way, Kansas City, MO 64105
(Address of Principal Executive Offices) (Zip Code)

(816) 854-3000
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03. Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On June 17, 2015, the Board of Directors of H&R Block, Inc. (the "Company") amended its Amended and Restated Bylaws (the "Bylaws") to implement "proxy access," a means for shareholders to include shareholder-nominated director candidates in the Company's proxy materials for annual meetings of shareholders. Pursuant to these amendments, a new Section 21 has been added to the Bylaws setting forth the proxy access process and certain conforming revisions have been made to the traditional advance notice bylaw provisions in Section 20 of the Bylaws relating to shareholder-nominated director candidates. The proxy access process under the Bylaws will first be available to shareholders in connection with the Company's 2016 annual meeting of shareholders.

Pursuant to these amendments, a shareholder, or group of not more than twenty shareholders (collectively, an "eligible shareholder"), meeting specified eligibility requirements, may include director nominees in the Company's proxy materials for annual meetings of its shareholders. In order to be eligible to use these proxy access provisions, an eligible shareholder must, among other requirements:

- have owned 3% or more of the Company's outstanding common stock continuously for at least three years;
- represent that such stock was acquired in the ordinary course of business and not with the intent to change or influence control at the Company and that such eligible shareholder does not presently have such intent;
- and provide a notice requesting the inclusion of director nominees in the Company's proxy materials and provide other required information to the Company not less than 90 days nor more than 120 days prior to the anniversary of the date of the proxy statement for the prior year's annual meeting of shareholders.

Additionally, all director nominees submitted through these provisions ("shareholder nominees") must be independent and meet specified additional criteria, and shareholders will not be entitled to utilize this proxy access right at an annual meeting if the Company receives notice through its traditional advance notice bylaw provisions set forth in Section 20 of the Bylaws that a shareholder intends to nominate a director at such meeting. The maximum number of shareholder nominees that may be included in the proxy statement pursuant to these proxy access provisions may not exceed 20% of the number of directors in office as of the last day a notice for nomination may be timely received. In addition, an eligible shareholder may include a written statement, not to exceed 500 words, in support of the candidacy of the shareholder nominees proposed by the eligible shareholder.

The foregoing proxy access provisions are subject to additional eligibility, procedural and disclosure requirements set forth in Sections 20 and 21 of the Bylaws, and the foregoing description of the amendments to the Bylaws does not purport to be complete and is qualified in its entirety by reference to the full text of the Bylaws, a copy of which is filed as Exhibit 3.1 hereto and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
3.1	Amended and Restated Bylaws of H&R Block, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

H&R BLOCK, INC.

Date: June 18, 2015

By:/s/ Scott W. Andreasen
Scott W. Andreasen
Vice President and Secretary

EXHIBIT INDEX

3.1	Amended and Restated Bylaws of H&R Block, Inc.

EX-3.1 2 amendedandrestatedbylawsof.htm EXHIBIT 3.1

Exhibit 3.1

AMENDED AND RESTATED BYLAWS OF H & R BLOCK, INC.

(as amended through June 17, 2015)

OFFICES

1. OFFICES. The corporation shall maintain a registered office in the State of Missouri, and shall have a resident agent in charge thereof. The location of the registered office and name of the resident agent shall be designated in the Articles of Incorporation, or by resolution of the board of directors, on file in the appropriate offices of the State of Missouri. The corporation may maintain offices at such other places within or without the State of Missouri as the board of directors shall designate.

SEAL

2. SEAL. The corporation shall have a corporate seal inscribed with the name of the corporation and the words "Corporate Seal — Missouri". The form of the seal may be altered at pleasure and shall be used by causing it or a facsimile thereof to be impressed, affixed, reproduced or otherwise used.

SHAREHOLDERS' MEETINGS

3. PLACE OF MEETINGS. All meetings of the shareholders shall be held at the principal office of the corporation in Missouri, except such meetings as the board of directors (to the extent permissible by law) expressly determines shall be held elsewhere, in which case such meetings may be held at such other place or places, within or without the State of Missouri, as the board of directors shall have determined.

4. ANNUAL MEETING.

(a) Date and Time. The annual meeting of shareholders shall be held on the first Wednesday in September of each year, if not a legal holiday, and if a legal holiday, then on the first business day following, at 9:00 a.m., or on such other date and at such time as the board of directors may specify, when directors shall be elected and such other business transacted as may be properly brought before the meeting.

(b) Advance Notice of Shareholder Business. At an annual meeting of shareholders, only such business shall be conducted as shall have been properly brought before the meeting.

(i) To be properly brought before the annual meeting, business must be (1) brought pursuant to the corporation's proxy materials with respect to such meeting, (2) by or at the direction of the board of directors, or (3) by a shareholder of the corporation who (A) was a shareholder of record both at the time of giving notice for the meeting and at the time of the meeting and is entitled to vote at the meeting and (B) has timely complied in proper written form with the

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procedures set forth in this section 4(b) and section 20, as applicable. In addition, for business to be properly brought before an annual meeting by a shareholder, such business must be a proper matter for shareholder action pursuant to these bylaws and applicable law. For the avoidance of doubt, except for proposals properly made in accordance with Rule 14a-8 under the Securities Exchange Act of 1934, and the rules and regulations thereunder (as so amended and inclusive of such rules and regulations) (the "Exchange Act") and included in the notice of meeting given by or at the direction of the board of directors, section 4(b)(i)(3) above and section 20, as applicable, shall be the exclusive means for a shareholder to bring business before an annual meeting of shareholders.

(ii) For business to be properly brought before an annual meeting by a shareholder pursuant to section 4(b)(i)(3) above, a shareholder's notice must set forth all information required under this section 4(b) and must be received by the secretary of the corporation at the principal executive offices of the corporation not later than the 90th day nor earlier than the 120th day before the one-year anniversary of the date on which the corporation held its annual meeting of shareholders the previous year. The requirements of this section 4(b) shall apply to any business or nominations to be brought before an annual meeting by a shareholder whether such business or nominations are to be included in the corporation's proxy statement pursuant to Rule 14a-8 of the Exchange Act or presented to shareholders by means of an independently financed proxy solicitation.

(iii) To be in proper written form, a shareholder's notice to the secretary of the corporation must set forth as to each matter of business the shareholder intends to bring before the annual meeting: (1) a brief description of the business intended to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (2) the name and address, as they appear on the corporation's books, of the shareholder proposing such business and any Shareholder Associated Person (as defined below), (3) the class or series and number of shares of the corporation that are held of record or are beneficially owned, directly or indirectly, by the shareholder or any Shareholder Associated Person and any Derivative Instruments (as defined below) held or beneficially owned, directly or indirectly, by the shareholder or any Shareholder Associated Person, (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of such shareholder or any Shareholder Associated Person with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit from share price changes for, or to increase or decrease the voting power of, such shareholder or any Shareholder Associated Person with respect to any securities of the corporation, (5) any proxy, contract, arrangement, understanding or relationship pursuant to which the shareholder or a Shareholder Associated Person has a right to vote any shares of any security of the corporation, (6) any rights to dividends on the shares of the corporation beneficially owned by the shareholder or a Shareholder Associated Person that are separated or separable from the underlying shares of the corporation, (7) any performance-related fees (other than asset-based fees) to which the shareholder or a Shareholder Associated Person is entitled based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice, (8) any material interest of the shareholder or a Shareholder Associated Person in such business, and (9) a statement whether such shareholder or any Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of at least the percentage of the corporation's voting

shares required under applicable law to carry the proposal (such information provided and statements made as required by clauses (1) through (9), a "Business Solicitation Statement"). In addition, to be in proper written form, a shareholder's notice to the secretary of the corporation must be supplemented not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (1) through (7) above as of the record date for notice of the meeting. For purposes of this section 4, a "Shareholder Associated Person" of any shareholder shall mean (x) any person controlling, directly or indirectly, or acting in concert with, such shareholder, (y) any beneficial owner of shares of the corporation owned of record or beneficially by such shareholder and on whose behalf the proposal or nomination, as the case may be, is being made, or (z) any person controlling, controlled by or under common control with such person referred to in the preceding clauses (x) and (y). For purposes of this section 4, a "Derivative Instrument" shall mean any option, warrant, convertible security, share appreciation right or similar right with an exercise or conversion privilege or a settlement payment or mechanism at a price related to any class or series of shares of the corporation or with a value derived in whole or in part from the value of any class or series of capital share of the corporation or otherwise.

(iv) Without exception, no business shall be conducted at any annual meeting except in accordance with the provisions set forth in this section 4(b) and, if applicable, section 20. In addition, business proposed to be brought by a shareholder may not be brought before the annual meeting if such shareholder or a Shareholder Associated Person, as applicable, takes action contrary to the representations made in the Business Solicitation Statement applicable to such business or if the Business Solicitation Statement applicable to such business contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading. The chairman of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that business was not properly brought before the annual meeting in accordance with the provisions prescribed by these bylaws, and, if the chairman should so determine, he or she shall so declare at the annual meeting that any such business not properly brought before the annual meeting shall not be conducted.

(v) Notwithstanding anything to the contrary in this section 4(b), (1) if the shareholder (or a qualified representative of the shareholder) does not appear at the meeting of shareholders to propose such business, such business shall not be transacted (notwithstanding that proxies in respect of such vote may have been received by the corporation), and (2) a shareholder shall also comply with state law and the Exchange Act with respect to the matters set forth in this section 4(b). Nothing in this section 4(b) shall be deemed to affect any rights of shareholders to request inclusion of proposals in, or the corporation's right to omit proposals from, the corporation's proxy statement and form of proxy pursuant to Rule 14a-8 under the Exchange Act or any successor provision. The provisions of this section 4(b) shall also govern what constitutes timely notice for purposes of Rule 14a-4(c) under the Exchange Act or any successor provision.

(c) Say on Pay Resolution. It shall be the practice of the corporation to present at the annual meeting of shareholders a resolution calling for an advisory vote on overall executive compensation programs, including the linkage of overall pay to performance.

5. SPECIAL MEETINGS. Special meetings of the shareholders may be called at any time by the chairman of the board, by the chief executive officer or by the president, or at any time upon the written request of a majority of the board of directors, or upon the written request of the holders of not less than a majority of the stock of the corporation entitled to vote in an election of directors. Each call for a special meeting of the shareholders shall state the time, the day, the place and the purpose or purposes of such meeting and shall be in writing, signed by the persons making the same and delivered to the secretary. No business shall be transacted at a special meeting other than such as is included in the purposes stated in the call.

6. CONDUCT OF ANNUAL AND SPECIAL MEETINGS.

(a) The chairman of the board, or in his or her absence the chief executive officer or the president, shall preside as the chairman of the meeting at all meetings of the shareholders. The chairman of the meeting shall be vested with the power and authority to (i) maintain control of and conduct an orderly meeting, (ii) exclude any shareholder from the meeting for failing or refusing to comply with any of the procedural standards or rules or conduct or any reasonable request of the chairman, and (iii) appoint inspectors of elections, prescribing their duties, and administer any oath that may be required under Missouri law. The ruling of the presiding officer on any matter shall be final and exclusive.

(b) The presiding officer shall establish the order of business and such rules and procedures for conducting the meeting as in his or her sole and complete discretion he or she determines necessary, appropriate or convenient under the circumstances, including without limitation (i) an agenda or order of business for the meeting, (ii) rules and procedures for maintaining order at the meeting and the safety of those present, (iii) limitations on participation in such meeting to shareholders of record of the corporation and their duly authorized and constituted proxies and such other persons as the presiding officer shall permit, (iv) restrictions on entry to the meeting after the time fixed for commencement thereof, (v) limitations on the time allotted to questions or comments by participants, and (vi) regulation of the voting or balloting as applicable, including without limitation matters that are to be voted on by ballot, if any. Unless and to the extent determined by the board of directors or the presiding officer, meetings of shareholders shall not be required to be held in accordance with rules of parliamentary procedure.

7. NOTICES. Written or printed notice of each meeting of the shareholders, whether annual or special, stating the place, date and time thereof and in case of a special meeting, the purpose or purposes thereof shall be delivered or mailed, including via electronic means, to each shareholder entitled to vote thereat, not less than ten nor more than seventy days prior to the meeting, unless, as to a particular matter, other or further notice is required by law, in which case such other or further notice shall be given. Any notice of a shareholders' meeting sent by mail shall be deemed to be delivered when deposited in the United States mail with postage prepaid thereon, addressed to the shareholder at his or her address as it appears on the books of the corporation.

8. WAIVER OF NOTICE. Whenever any notice is required to be given under the provisions of these bylaws, the Articles of Incorporation of the corporation, or of any law, a waiver thereof, if not expressly prohibited by law, in writing, or by other method of electronic transmission, signed

by the person or persons entitled to such notice, shall be deemed the equivalent to the giving of such notice.

9. QUORUM AND VOTING STANDARDS.

(a) Except as otherwise may be provided by law, by the Articles of Incorporation of the corporation or by these bylaws, a majority of the outstanding shares entitled to vote at any meeting, represented in person or by proxy, shall be required for and shall constitute a quorum at all meetings of the shareholders for the transaction of business; provided, that in no event shall a quorum consist of less than a majority of the outstanding shares entitled to vote. Shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter, shall be deemed to be represented at the meeting for quorum purposes. Shares as to which voting instructions are given as to at least one of the matters to be voted on shall also be deemed to be represented at the meeting for quorum purposes. If the proxy states how shares will be voted in the absence of instruction by the shareholder, such shares shall be deemed to be represented at the meeting for quorum purposes.

(b) If a quorum is not present at any meeting, the shareholders entitled to vote thereat, represented in person or by proxy, shall have power to successively adjourn the meeting to a specified date not longer than 90 days after such adjournment without notice other than announcement at the meeting, until the requisite amount of voting shares shall be present. At such adjourned meeting at which the requisite amount of voting shares shall be represented any business may be transacted which might have been transacted at the meeting as originally notified.

(c) In all matters (including the election of directors), every decision of a majority of shares entitled to vote on the matter and represented in person or by proxy at a meeting at which a quorum is present shall be valid as an act of the shareholders, unless a larger vote is required by law, by the Articles of Incorporation of the corporation or by these bylaws. Except as otherwise may be provided by law, by the Articles of Incorporation of the corporation or by these bylaws, shares represented by a proxy which directs that the shares abstain from voting or that a vote be withheld on a matter shall be deemed to be represented at the meeting as to such matter. Shares represented by a proxy as to which voting instructions are not given as to a matter to be voted on shall not be deemed to be represented at the meeting for purposes of the vote as to such matter. A proxy which states how shares will be voted in the absence of instructions by the shareholder as to any matter shall be deemed to give voting instructions as to such matter.

10. PROXIES. At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder and bearing a date not more than eleven months prior to said meeting unless said instrument provides that it shall be valid for a longer period. A written proxy may be in the form of an electronic transmission, to the extent permitted by law.

11. VOTING.

(a) Each shareholder shall have one vote for each share of stock having voting power registered in his or her name on the books of the corporation and except where the transfer books

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of the corporation shall have been closed or a date shall have been fixed as a record date for the determination of its shareholders entitled to vote, no share of stock shall be voted at any election for directors which shall have been transferred on the books of the corporation within seventy days preceding such election of directors.

(b) Shareholders shall have no right to vote cumulatively for the election of directors.

(c) A shareholder holding stock in a fiduciary capacity shall be entitled to vote the shares so held, and a shareholder whose stock is pledged shall be entitled to vote unless, in the transfer by the pledgor on the books of the corporation, he or she shall have expressly empowered the pledgee to vote thereon, in which case only the pledgee or his or her proxy may represent said stock and vote thereon.

12. SHAREHOLDERS LISTS. A complete list of the shareholders entitled to vote at every election of directors, arranged in alphabetical order, with the address of and the number of voting shares held by each shareholder, shall be prepared by the officer having charge of the stock books of the corporation and for at least ten days prior to the date of the election shall be open at the place where the election is to be held, during the usual hours for business, to the examination of any shareholder and shall be produced and kept open at the place of the election during the whole time thereof to the inspection of any shareholder present. The original or duplicate stock ledger shall be the only evidence as to who are shareholders entitled to examine such lists, or the books of the corporation, or to vote in person or by proxy, at such election. Failure to comply with the foregoing shall not affect the validity of any action taken at any such meeting.

13. RECORDS. The corporation shall maintain such books and records as shall be dictated by good business practice and by law. The books and records of the corporation may be kept at any one or more offices of the corporation within or without the State of Missouri, except that the original or duplicate stock ledger containing the names and addresses of the shareholders, and the number of shares held by them, shall be kept at the registered office of the corporation in Missouri. Every shareholder shall have a right to examine, in person, or by agent or attorney, at any reasonable time, upon presenting proper evidence showing a satisfactory reason and proper purpose, such books and records as the shareholder may have a right to inspect under applicable law, at the corporation's principal place of business or registered office, and to make copies of or extracts from them.

DIRECTORS

14. NUMBER AND POWERS OF THE BOARD. The property and business of this corporation shall be managed by a board of directors, and the number of directors to constitute the board shall be not less than seven nor more than twelve, the exact number to be fixed by a resolution adopted by the affirmative vote of a majority of the whole board of directors.

Directors need not be shareholders. In addition to the powers and authorities by these bylaws expressly conferred upon the board of directors, the board may exercise all such powers of the corporation and do or cause to be done all such lawful acts and things as are not prohibited, or required to be exercised or done by the shareholders only.

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15. INCUMBENCY OF DIRECTORS.

(a) Election and Term of Office.

(i) Directors shall be elected at each annual meeting of shareholders; provided, however, that the term of office of each director shall begin immediately after his or her election and each director shall hold office until the earlier of the election and qualification of such director's successor or the director's death, resignation, retirement, disqualification, disability (as determined in the discretion of a majority of the members of the board of directors), or removal from office of a director. No decrease in the number of directors constituting the board of directors shall reduce the term of any incumbent director.

(ii) If a nominee for director is not elected and the nominee is an incumbent director, the director shall promptly tender his or her irrevocable resignation to the board of directors, subject only to the condition that it is accepted by the board of directors. The governance and nominating committee will make a recommendation to the board of directors as to whether to accept or reject the tendered resignation, or whether other action should be taken. The board of directors will act on the tendered resignation, taking into account the governance and nominating committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission (the "SEC") or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety days from the date of the certification of the election results. The governance and nominating committee in making its recommendation and the board of directors in making its decision may each consider any factors or other information that they consider appropriate and relevant. The director who tenders his or her resignation will not participate in the recommendation of the governance and nominating committee or the decision of the board of directors with respect to his or her resignation.

(iii) If a director's resignation is accepted by the board of directors pursuant to this section 15(a), or if a nominee for director is not elected and the nominee is not an incumbent director, then the board of directors may fill the resulting vacancy pursuant to the provisions of section 16 or may decrease the size of the board of directors pursuant to the provisions of section 14.

(b) Removal. Any director, or directors, or the entire board of directors of the corporation may be removed, with or without cause, at any time but only by the affirmative vote of the holders of at least a majority of the outstanding shares of each class of stock of the corporation entitled to elect one or more directors at a meeting of the shareholders called for such purpose.

(c) Qualification of Directors. To be eligible to be a nominee for election or reelection as a director of the corporation, a person must deliver to the secretary of the corporation at the principal executive offices of the corporation a written agreement (in the form provided by the secretary) that such person will abide by the requirements of section 15(a)(ii) and any other director resignation policies adopted by the board of directors.

16. VACANCIES. Any newly created directorship resulting from an increase in the number of directors, and any vacancy occurring on the board of directors through death, resignation,

retirement, disqualification, disability or removal, may be filled only by the vote of a majority of the surviving or remaining directors then in office, although less than a quorum, or by a sole remaining director. Any director so elected to fill a vacancy shall hold office for the unexpired portion of the term of the director whose place shall be vacated and until the election and qualification of his or her successor.

17. MEETINGS OF THE NEWLY ELECTED BOARD OF DIRECTORS — NOTICE. The first meeting of each newly elected board, which shall be deemed the annual meeting of the board, shall be held on the same day as the annual meeting of shareholders, or as soon thereafter as practicable, at such time and place, either within or without the State of Missouri, as shall be designated by the president. No notice of such meeting shall be necessary to the continuing or newly elected directors in order legally to constitute the meeting, provided that a majority of the whole board shall be present; or the members of the board may meet at such place and time as shall be fixed by the consent in writing (including via electronic transmission) of all of the directors. Members of the board of directors may participate in any meeting of the board of directors by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear each other, and such participation in a meeting shall constitute presence in person at the meeting.

18. NOTICE.

(a) Regular Meetings. Regular meetings of the board of directors may be held without notice at such place or places, within or without the State of Missouri, and at such time or times, as the board of directors may from time to time determine. Any business may be transacted at a regular meeting.

(b) Special Meetings. Special meetings of the board of directors may be called by the chairman, the chief executive officer, the president or any two directors. Notice thereof stating the place, date and hour of the meeting shall be given to each director either by mail not less than 48 hours before the date of the meeting, by telephone or by other method of electronic transmission on 24 hours' notice, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. The place may be within or without the State of Missouri as designated in the notice. The "call" and the "notice" of any such meeting shall be deemed synonymous.

19. QUORUM. At all meetings of the board of directors a majority of the whole board shall, unless a greater number as to any particular matter is required by statute, by the Articles of Incorporation or by these bylaws, constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the board of directors. Less than a quorum may adjourn the meeting successively until a quorum is present, and no notice of adjournment shall be required.

The foregoing provisions relating to a quorum for the transaction of business shall not be affected by the fact that one or more of the directors have or may have interests in any matter to come before a meeting of the board, which interests are or might be adverse to the interests of this corporation.

Any such interested director or directors who attend the meeting shall at all times be considered as present for the purpose of determining whether or not a quorum exists.

20. NOMINATIONS FOR ELECTION AS DIRECTORS.

(a) Notwithstanding anything in these bylaws to the contrary, only persons who are nominated in accordance with the procedures set forth in this section 20 shall be eligible for election or re-election as directors at an annual meeting of shareholders. Nominations of persons for election or re-election to the board of directors shall be made at an annual meeting of shareholders only (i) by or at the direction of the board of directors (a "Board Nominee") or (ii) by a shareholder of the corporation who (1) was a shareholder of record both at the time of giving notice for the meeting and at the time of the meeting and is entitled to vote at the meeting and (2) has complied with the notice procedures set forth in this section 20 (a "Shareholder Nominee"). The foregoing clause (ii) shall be the exclusive means for a shareholder to make any nomination of a person or persons for election to the board of directors at an annual meeting. In addition to any other applicable requirements, for a nomination to be made by a shareholder, the shareholder must have given timely notice thereof in proper written form to the secretary of the corporation.

(b) To comply with clause (ii) of section 20(a) above, a nomination to be made by a shareholder must set forth all information required under this section 20 and must be received by the secretary of the corporation at the principal executive offices of the corporation at the time set forth in, and in accordance with section 4(b).

(c) To be in proper written form, such shareholder's notice to the secretary must set forth:

(i) as to each Shareholder Nominee whom the shareholder proposes to nominate for election or re-election as a director: (1) the name, age, business address and residence address of the Shareholder Nominee; (2) the principal occupation or employment of the Shareholder Nominee; (3) the class or series and number of shares of the corporation that are held of record or are beneficially owned, directly or indirectly, by the Shareholder Nominee and any Derivative Instruments held or beneficially held of record or are beneficially owned, directly or indirectly, by the Shareholder Nominee; (4) whether and the extent to which any hedging or other transaction or series of transactions has been entered into by or on behalf of the Shareholder Nominee with respect to any securities of the corporation, and a description of any other agreement, arrangement or understanding (including any short position or any borrowing or lending of shares), the effect or intent of which is to mitigate loss to, or to manage the risk or benefit of share price changes for, or to increase or decrease the voting power of the Shareholder Nominee; (5) any proxy, contract, arrangement, understanding or relationship pursuant to which the Shareholder Nominee has a right to vote any shares of any security of the corporation; (6) any rights to dividends on the shares of the corporation beneficially owned by the Shareholder Nominee that are separated or separable from the underlying shares of the corporation; (7) any performance-related fees (other than asset-based fees) that the Shareholder Nominee is entitled to based on any increase or decrease in the value of shares of the corporation or Derivative Instruments, if any, as of the date of such notice; (8) a description of all arrangements or understandings between the shareholder and each Shareholder Nominee and any other person or persons (naming such person or persons) pursuant

to which the nominations are to be made by the shareholder; (9) a written statement executed by the Shareholder Nominee acknowledging that as a director of the corporation, the nominee will owe a fiduciary duty under Missouri law with respect to the corporation and its shareholders and giving consent to be named in the proxy statement and to serving as a director if elected or re-elected, as the case may be; (10) a fully completed director's questionnaire on the form supplied by the corporation, executed by the Shareholder Nominee; (11) a written representation and agreement (in the form provided by the secretary upon written request) that the Shareholder Nominee (a) is not and will not become a party to (i) any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how the Shareholder Nominee, if elected as a director of the corporation, will act or vote on any issue or question (a "Voting Commitment") that has not been disclosed to the corporation or (ii) any Voting Commitment that could limit or interfere with the Shareholder Nominee's ability to comply, if elected as a director of the corporation, with the Shareholder Nominee's fiduciary duties under applicable law, (b) is not and will not become a party to any agreement, arrangement or reimbursement or indemnification in connection with service or action as a director that has not been disclosed therein, including, without limitation, any right or expectation of receiving any compensation to be paid to the Shareholder Nominee by anyone other than the corporation in connection with or arising out of the Shareholder Nominee's service as a director or willingness to serve as a director, and (c) in the Shareholder Nominee's individual capacity and on behalf of any person or entity on whose behalf the nomination is being made, would be in compliance, if elected as a director of the corporation, and will comply with all the corporation's corporate governance, conflict of interest, confidentiality and stock ownership and trading policies and guidelines, and any other corporation policies and guidelines applicable to directors, as well as any applicable law, rule or regulation or listing requirement; (12) the written agreement of the Shareholder Nominee required by section 15(c); and (13) any other information relating to the Shareholder Nominee that would be required to be disclosed about the Shareholder Nominee if proxies were being solicited for the election or re-election of the Shareholder Nominee as a director, or that is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act; and

(ii) as to such shareholder giving notice, (1) the information required to be provided pursuant to clauses (2) through (7) of section 4(b)(iii) above, and to supplement such notice not later than ten days following the record date for notice of the meeting to disclose the information contained in clauses (3) through (7) of section 4(b)(iii) above as of the record date for notice of the meeting (except that the references to "business" in such clauses shall instead refer to nominations of directors for purposes of this paragraph), and (2) a statement whether such shareholder or Shareholder Associated Person will deliver a proxy statement and form of proxy to holders of a number of the corporation's voting shares reasonably believed by such shareholder or Shareholder Associated Person to be necessary to elect or re-elect the Shareholder Nominee (s) (such information provided and statements made as required by clauses (1) and (2) of this section 20(c)(ii), a "Nominee Solicitation Statement").

(d) At the request of the board of directors, any Shareholder Nominee must furnish to the secretary of the corporation (i) that information required to be set forth in the shareholder's notice of nomination of the Shareholder Nominee as a director as of a date subsequent to the date on which the notice of the Shareholder Nominee's nomination was first given, (ii) such other

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information as may reasonably be required by the corporation to determine the eligibility of the Shareholder Nominee to serve as an independent director or audit committee financial expert of the corporation under applicable laws, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the corporation, and (iii) such information that could be material to a reasonable shareholder's understanding of the independence, or lack thereof, of the Shareholder Nominee. In the absence of the furnishing of such information if requested, such shareholder's nomination shall not be considered in proper form pursuant to this section 20.

(e) Without exception, no person shall be eligible for election or re-election as a director of the corporation at an annual meeting of shareholders unless nominated in accordance with the provisions set forth in this section 20. In addition, a nominee shall not be eligible (i) for election or re-election if a shareholder or Shareholder Associated Person, as applicable, takes action contrary to the representations made in the Nominee Solicitation Statement applicable to the Shareholder Nominee or if the Nominee Solicitation Statement applicable to the Shareholder Nominee contains an untrue statement of a material fact or omits to state a material fact necessary to make the statements therein not misleading, or (ii) for election if the Shareholder Nominee was nominated by a shareholder of the corporation for the preceding annual meeting of shareholders and withdrew from or became ineligible or unavailable for election at the meeting or received at such meeting votes in favor of his or her election representing less than 25 percent of the total votes cast with respect thereto.

(f) The chairman of the annual meeting shall, if the facts warrant, determine and declare at the annual meeting that a nomination was not made in accordance with the provisions prescribed by these bylaws, and if the chairman should so determine, he or she shall so declare at the annual meeting, and the defective nomination shall be disregarded.

21. SHAREHOLDER NOMINATIONS INCLUDED IN THE CORPORATION'S PROXY MATERIALS.

(a) Subject to the provisions of this section 21, if the corporation receives a timely notice that satisfies section 20 delivered by one or more shareholders who at the time the request is delivered satisfy, or are acting on behalf of persons who satisfy the ownership and other requirements of both section 20 and this section 21 (such shareholder or shareholders, and any person on whose behalf they are acting, the "Eligible Shareholder"), and who expressly elects at the time of providing the notice required by section 20 and this section 21 to have its nominee included in the corporation's proxy materials pursuant to this section 21, the corporation shall include in its proxy statement for any annual meeting of shareholders:

(i) the name of any Shareholder Nominee identified in such timely notice;

(ii) the information concerning the Shareholder Nominee and the Eligible Shareholder that, as determined by the corporation, is required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC or other applicable law;

(iii) if the Eligible Shareholder so elects, a Statement (as defined below); and

(iv) any other information that the corporation or the board of directors determines, in their discretion, to include in the proxy statement relating to the nomination of the Shareholder Nominee, including, without limitation, any statement in opposition to the nomination and any of the information provided pursuant to this section 21.

(b) The name of any Shareholder Nominee included in the proxy statement pursuant to section 20(a) for an annual meeting of shareholders shall be included on any ballot relating to the election of directors distributed at such annual meeting and shall be set forth on a form of proxy (or other format through which the corporation permits proxies to be submitted) distributed by the corporation in connection with election of directors at such annual meeting so as to permit shareholders to vote on the election of such Shareholder Nominee.

(c) The maximum number of Shareholder Nominees (including Shareholder Nominees that were submitted by an Eligible Shareholder for inclusion in the corporation's proxy materials pursuant to this section 21 but either are subsequently withdrawn or that the board of directors decides to nominate as Board Nominees) appearing in the corporation's proxy materials with respect to a meeting of shareholders shall not exceed 20 percent of the number of directors in office as of the last day on which notice of a nomination may be delivered pursuant to section 20 (the "Final Proxy Access Nomination Date"), or if such amount is not a whole number, the closest whole number below 20 percent (the "Permitted Number"); provided, however, that the Permitted Number shall be reduced, but not below zero, by the number of such director candidates for which the corporation shall have received one or more valid notices that a shareholder (other than an Eligible Shareholder) intends to nominate director candidates pursuant to section 20; provided, further, that in the event that one or more vacancies for any reason occurs on the board of directors at any time after the Final Proxy Access Nomination Date and before the date of the applicable annual meeting of shareholders and the board of directors resolves to reduce the size of the board of directors in connection therewith, the Permitted Number shall be calculated based on the number of directors in office as so reduced. In the event that the number of Shareholder Nominees submitted by Eligible Shareholders pursuant to this section 21 exceeds the Permitted Number, promptly upon notice from the corporation, each Eligible Shareholder shall select one Shareholder Nominee for inclusion in the corporation's proxy materials until the Permitted Number is reached, going in the order of the amount (largest to smallest) of shares of the corporation's capital stock each Eligible Shareholder disclosed as owned in the written notice of the nomination submitted to the corporation. If the Permitted Number is not reached after each Eligible Shareholder has selected one Shareholder Nominee, this selection process shall continue as many times as necessary, following the same order each time, until the Permitted Number is reached. If, after the Final Proxy Access Nomination Date, an Eligible Shareholder becomes ineligible or withdraws its nomination or a Shareholder Nominee becomes unwilling to serve on the board of directors, whether before or after the mailing of definitive proxy statement, then the nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the corporation, and the corporation (i) shall not be required to include in its proxy statement or on any ballot or form of proxy the disregarded Shareholder Nominee or any successor or replacement nominee proposed by the Eligible Shareholder or by any other Eligible Shareholder and (ii) may otherwise communicate to its shareholders, including without limitation by amending or supplementing its proxy statement or ballot or form of proxy, that the Shareholder Nominee will

not be included as a director nominee in the proxy statement or on any ballot or form of proxy and will not be voted on at the annual meeting.

(d) An Eligible Shareholder must have owned (as defined below) 3 percent or more of the corporation's outstanding capital stock continuously for at least three years (the "Required Shares") as of both the date the written notice of the nomination is delivered to or mailed and received by the Company in accordance with section 20 and the record date for determining shareholders entitled to vote at the meeting and must continue to own the Required Shares through the meeting date. For purposes of satisfying the foregoing ownership requirement under this section 21, (i) the shares of common stock owned by one or more shareholders, or by the person or persons who own shares of the corporation's common stock and on whose behalf any shareholder is acting, may be aggregated, provided that the number of shareholders and other persons whose ownership of shares is aggregated for such purpose shall not exceed twenty, and (ii) a group of funds under common management and investment control shall be treated as one shareholder or person for this purpose. Within the time period specified in section 20 for providing notice of a nomination, an Eligible Shareholder must provide the following information in writing to the secretary (in addition to the information required to be provided by section 20): (i) one or more written statements from the record holder of the shares (and evidence from each intermediary through which the shares are or have been held during the requisite three-year holding period in a form that the board of directors or its designee, acting in good faith, determines would be deemed acceptable for purposes of a shareholder proposal under Rule 14a-8(b)(2) under the Exchange Act, as may be amended) verifying that, as of a date within seven calendar days prior to the date the written notice of the nomination is delivered to or mailed and received by the corporation, the Eligible Shareholder owns, and has owned continuously for the preceding three years, the Required Shares, and the Eligible Shareholder's agreement to provide, within five business days after the record date for the meeting, written statements from the record holder and evidence from the intermediaries verifying the Eligible Shareholder's continuous ownership of the Required Shares through the record date, (ii) the written consent of each Shareholder Nominee to be named in the proxy statement as a nominee and to serving as a director if elected, (iii) a copy of the Schedule 14N that has been filed with the SEC as required by Rule 14a-18 under the Exchange Act, as may be amended, (iv) a representation that the Eligible Shareholder (including each shareholder whose ownership is aggregated to collectively constitute an Eligible Shareholder hereunder) (A) acquired the Required Shares in the ordinary course of business and not with the intent to change or influence control at the corporation, and does not presently have such intent, (B) has not nominated and will not nominate for election to the board of directors at the meeting any person other than the Shareholder Nominee(s) being nominated pursuant to this section 21, (C) has not engaged and will not engage in, and has not and will not be, a "participant" in another person's "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee or a Board Nominee, (D) will not distribute to any shareholder any form of proxy for the meeting other than the form distributed by the corporation, (E) intends to continue to own the Required Shares through the date of the meeting, (F) will provide facts, statements and other information in all communications with the corporation and its shareholders that are or will be true and correct in all material respects and do not and will not omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (G) all such shareholders have authorized and identified

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one of those shareholders to act on behalf of all such shareholders with respect to matters relating to the nomination or disclosure related thereto, including withdrawal of the nomination, and (v) a written agreement, in a form deemed satisfactory by the board of directors or its designee, acting in good faith, pursuant to which the Eligible Shareholder agrees to (A) assume all liability stemming from any legal or regulatory violation arising out of the Eligible Shareholder's communications with the corporation's shareholders or out of the information that the Eligible Shareholder provided to the corporation, (B) indemnify and hold harmless the corporation and each of its directors, officers and employees individually against any liability, loss or damages in connection with any threatened or pending action, suit or proceeding, whether legal, administrative or investigative, against the corporation or any of its directors, officers or employees arising out of any nomination submitted by the Eligible Shareholder pursuant to this section 21, (C) file with the SEC all soliciting and other materials as required under section 21(i), and (D) comply with all other applicable laws, rules, regulations and listing standards with respect to any solicitation in connection with the meeting.

(e) For purposes of this section 21, an Eligible Shareholder shall be deemed to "own" only those outstanding shares of the corporation's capital stock as to which the shareholder possesses both (i) the full voting and investment rights pertaining to the shares and (ii) the full economic interest in (including the opportunity for profit and risk of loss on) such shares; provided that the number of shares calculated in accordance with clauses (i) and (ii) shall not include any shares (x) sold by such shareholder or any of its affiliates in any transaction that has not been settled or closed, (y) borrowed by such shareholder or any of its affiliates for any purposes or purchased by such shareholder or any of its affiliates pursuant to an agreement to resell or (z) subject to any option, warrant, forward contract, swap, contract of sale, other derivative or similar agreement entered into by such shareholder or any of its affiliates, whether any such instrument or agreement is to be settled with shares or with cash based on the notional amount or value of outstanding shares of the corporation's capital stock, in any such case which instrument or agreement has, or is intended to have, the purpose or effect of (1) reducing in any manner, to any extent or at any time in the future, such shareholder's or affiliates' full right to vote or direct the voting of any such shares, and/or (2) hedging, offsetting or altering to any degree gain or loss arising from the full economic ownership of such shares by such shareholder or affiliate. A shareholder shall "own" shares held in the name of a nominee or other intermediary so long as the shareholder retains the right to instruct how the shares are voted with respect to the election of directors and possesses the full economic interest in the shares. A person's ownership of shares shall be deemed to continue during any period in which (i) the person has loaned such shares, provided that the person has the power to recall such loaned shares on three business days' notice; or (ii) the person has delegated any voting power by means of a proxy, power of attorney or other instrument or arrangement that is revocable at any time by the person. Whether outstanding shares of the corporation's capital stock are "owned" for these purposes shall be determined by the board of directors, which determination shall be conclusive and binding on the corporation and its shareholders. For purposes of this section 21, the term "affiliate" shall have the meaning ascribed thereto in the regulations promulgated under the Exchange Act.

(f) The Eligible Shareholder may provide to the secretary, within the time period specified in section 20 for providing notice of a nomination, a written statement for inclusion in the corporation's proxy statement for the meeting, not to exceed 500 words, in support of the Shareholder

Nominee's candidacy (the "Statement"). Notwithstanding anything to the contrary contained in this section 21, the corporation may omit from its proxy materials any information or Statement that it believes in good faith would violate any applicable law, rule, regulation or listing standard.

(g) The corporation shall not be required to include, pursuant to this section 21, a Shareholder Nominee in its proxy statement, ballot and form of proxy (i) for any meeting for which the secretary receives a notice that the Eligible Shareholder or any other shareholder has nominated a Shareholder Nominee for election to the board of directors pursuant to the requirements of section 20 and does not expressly elect at the time of providing the notice to have its nominee included in the corporation's proxy materials pursuant to this section 21, (ii) if the Eligible Shareholder who has nominated such Shareholder Nominee has engaged in or is currently engaged in, or has been or is a "participant" in another person's, "solicitation" within the meaning of Rule 14a-1(l) under the Exchange Act in support of the election of any individual as a director at the meeting other than its Shareholder Nominee(s) or a Board Nominee, (iii) who does not qualify as an independent director of the corporation under under applicable laws, securities exchange rules or regulations, or any publicly-disclosed corporate governance guideline or committee charter of the corporation, as determined by the board of directors, (iv) whose election as a member of the board of directors would cause the corporation to be in violation of these bylaws, the corporation's Articles of Incorporation, the listing standards of the New York Stock Exchange, or any applicable state or federal law, rule or regulation, (v) who does not qualify as a "non-employee director" for purposes of Rule 16b-3 under the Exchange Act, (vi) who does not qualify as an "outside director" for purposes of Section 162(m) of the Internal Revenue Code of 1986, as amended, (vii) who is or has been, within the past three years, an officer or director of a competitor, as defined in Section 8 of the Clayton Antitrust Act of 1914, (vii) who is or has been subject to any event specified in Item 401(f) of Regulation S-K, without reference to whether the event is material to an evaluation of the ability or integrity of the Shareholder Nominee or whether the even occurred in the ten-year time period referenced therein, (viii) who is subject to any order of the type specified in Rule 506(d) of Regulation D promulgated under the Securities Act of 1933, as amended, (ix) if such Shareholder Nominee or the applicable Eligible Shareholder shall have provided information to the corporation in respect to such nomination that was untrue in any material respect or omitted to state a material fact necessary in order to make the statement made, in light of the circumstances under which they were made, not misleading, as determined by the board of directors, or (x) if the Eligible Shareholder or applicable Shareholder Nominee otherwise contravenes any of the agreements or representations made by such Eligible Shareholder or Shareholder Nominee or fails to comply with its obligations pursuant to section 20 or this section 21.

(h) Notwithstanding anything to the contrary set forth herein, the board of directors or the person presiding at the meeting shall declare a nomination by an Eligible Shareholder to be invalid, and such nomination shall be disregarded and no vote on such Shareholder Nominee will occur, notwithstanding that proxies in respect of such vote may have been received by the corporation, if (i) the Shareholder Nominee(s) and/or the applicable Eligible Shareholder shall have breached its or their obligations, agreements or representations under section 20 or this section 21, as determined by the board of directors or the person presiding at the meeting, or (ii) the Eligible Shareholder (or a qualified representative thereof) does not appear at the meeting to present any nomination pursuant to this section 21.

(i) The Eligible Shareholder (including any person who owns shares that constitute part of the Eligible Shareholder's ownership for purposes of satisfying section 21(d)) shall file with the SEC any solicitation or other communication with the corporation's shareholders relating to the meeting at which the Shareholder Nominee will be nominated, regardless of whether any such filing is required under Regulation 14A of the Exchange Act or whether any exemption from filing is available for such solicitation or other communication under Regulation 14A of the Exchange Act.

(j) No person may have their ownership of shares aggregated with the ownership of other persons for purposes of collectively constituting an Eligible Shareholder under section 21(d) more than once each meeting. If any person appears as a member of more than one group of Eligible Shareholders, such person shall be deemed to be a member of the group of Eligible Shareholders that has the largest ownership of shares as determined pursuant to this section 21.

(k) Any Shareholder Nominee who is included in the corporation's proxy materials for a particular meeting of shareholders but either (i) withdraws from or becomes ineligible or unavailable for election at the meeting, or (ii) receives votes in favor of his or her election representing less than 25 percent of the total votes cast with respect thereto, shall be ineligible to be a Shareholder Nominee pursuant to this section 21 for the next two annual meetings of shareholders following the meeting for which the Shareholder Nominee has been nominated for election.

22. DIRECTORS' ACTION WITHOUT MEETING. If all the directors severally or collectively consent in writing, or by electronic transmission, to any action to be taken by the directors, such consents shall have the same force and effect as a unanimous vote of the directors at a meeting duly held. The secretary shall file such consents with the minutes of the meetings of the board of directors.

23. WAIVER. Any notice provided or required to be given to the directors may be waived in writing (including via electronic transmission) by any of them, whether before, at, or after the time stated therein. Attendance of a director at any meeting shall constitute a waiver of notice of such meeting except where he attends for the express purpose of objecting to the transaction of any business thereat because the meeting is not lawfully called or convened.

24. INDEMNIFICATION OF DIRECTORS AND OFFICERS AND CONTRIBUTION.

(a) Scope of Indemnification. The corporation shall indemnify each director, and each officer appointed by the board of directors in calendar year 2012 or thereafter, and may indemnify other persons (each, a "Covered Person") of the corporation who was or is a party or witness, or is threatened to be made a party or witness, to any threatened, pending or completed action, suit or proceeding (including, without limitation, an action, suit or proceeding by or in the right of the corporation), whether civil, criminal, administrative or investigative (including a grand jury proceeding), by reason of the fact that the person is or was (i) a director or officer of the corporation or (ii) serving at the request of the corporation, as a director, officer, employee, agent, partner or trustee (or in any similar position) of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, to the fullest extent authorized or permitted by the Missouri General and Business Corporation Law and any other applicable law, as the same exists or may

hereinafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the corporation to provide broader indemnification rights than said law permitted the corporation to provide prior to such amendment), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, or in connection with any appeal thereof; provided, however, that, except as provided in section 24(b) with respect to proceedings to enforce rights to indemnification, the corporation shall indemnify any person in connection with an action, suit or proceeding (or part thereof) initiated by such person only if the initiation of such action, suit or proceeding (or part thereof) was authorized by the board of directors. Any right to indemnification hereunder shall include the right to payment by the corporation of expenses incurred in connection with any such action, suit or proceeding in advance of its final disposition; provided, however, that any payment of such expenses incurred by a Covered Person in advance of the final disposition of such action, suit or proceeding shall be made only upon delivery to the corporation of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced unless it should be determined ultimately that such Covered Person is entitled to be indemnified under this section or otherwise.

(b) Payment, Determination and Enforcement. Any indemnification or advancement of expenses required under this section shall be made promptly. If a determination by the corporation that a Covered Person is entitled to indemnification is required, and the corporation fails to make such determination within ninety days after final determination of an action, suit or proceeding, the corporation shall be deemed to have approved such request. If with respect to Covered Person indemnification the corporation denies indemnification or a written request for advancement of expenses, in whole or in part, or if payment in full pursuant to such determination or request is not made within thirty days, the right to indemnification and advancement of expenses as granted by this section shall be enforceable by the Covered Person in any court of competent jurisdiction. Such Covered Person's costs and expenses incurred in connection with successfully establishing the right to indemnification, in whole or in part, in any such action or proceeding shall also be indemnified by the corporation. It shall be a defense to any such action (other than an action brought to enforce a claim for the advancement of expenses pursuant to this section where the required undertaking has been received by the corporation) that the claimant has not met the applicable standard of conduct set forth in Sections 351.355.1 or 351.355.2 of the Missouri General and Business Corporation Law, but the burden of proving such defense shall be on the corporation. Neither the failure of the corporation (including the board of directors, independent legal counsel or the shareholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because the person has met the applicable standard of conduct set forth in the Missouri General and Business Corporation Law, nor the fact that there has been an actual determination by the corporation (including the board of directors, independent legal counsel or the shareholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard of conduct.

(c) Nonexclusivity, Duration and Indemnification Agreements. The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses

may be entitled either under the Articles of Incorporation or any other bylaw, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in the person's official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director or officer, and shall inure to the benefit of the heirs, executors and administrators of such Covered Person. Any repeal or modification of the provisions of this section 24 shall not affect any obligations of the corporation or any rights regarding indemnification and advancement of expenses of a Covered Person with respect to any threatened, pending or completed action, suit or proceeding in which the alleged cause of action accrued at any time prior to such repeal or modification. Upon approval of a majority of a quorum of disinterested directors, the corporation may enter into indemnification agreements with officers and directors of the corporation, or extend indemnification to officers, employees or agents of the corporation, in addition to what may be required under the corporation's bylaws, upon such terms and conditions as may be deemed appropriate.

(d) Insurance. The corporation may purchase and maintain insurance, at its expense, to protect itself and any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee, agent, partner or trustee of another corporation, partnership, joint venture, trust, employment benefit plan or other enterprise against any liability asserted against the person and incurred by the person in any such capacity, or arising out of his or her status as such, whether or not the corporation would have the power to indemnify the person against such liability under the provisions of this section, the Missouri General and Business Corporation Law or otherwise.

(e) Severability. If this section or any portion thereof shall be invalidated on any ground by any court of competent jurisdiction, then the corporation shall nevertheless indemnify each Covered Person of the corporation as to expenses (including attorneys' fees), judgments, fines and amounts paid in settlement with respect to any action, suit or proceeding, whether civil, criminal, administrative or investigative, including (without limitation) a grand jury proceeding and an action, suit or proceeding by or in the right of the corporation, to the fullest extent authorized or permitted by any applicable portion of this section that shall not have been invalidated by the Missouri General and Business Corporation Law or by any other applicable law.

(f) Contribution. In order to provide for just and equitable contribution in circumstances in which the indemnification provided for in this section is held by a court of competent jurisdiction to be unavailable in whole or part to a Covered Person, the corporation shall contribute to the payment of the Covered Person's losses that would have been so indemnified in an amount that is just and equitable in the circumstances, taking into account, among other things, contributions by other Covered Persons of the corporation pursuant to indemnification agreements or otherwise. In the absence of personal enrichment of the Covered Person, or acts of intentional fraud or dishonest or criminal conduct on the part of the Covered Person, it would not be just and equitable for the Covered Person to contribute to the payment of losses arising out of an action, suit or proceeding in an amount greater than: (i) in a case where the Covered Person is a director of the corporation or any of its subsidiaries but not an officer of either, the amount of fees paid to the Covered Person for serving as a director during the 12 months preceding the commencement of such action, suit or proceeding, (ii) in a case where the Covered Person is a director of the corporation

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or any of its subsidiaries and is an officer of either, the amount set forth in clause (i) plus five percent of the aggregate cash compensation paid to the Covered Person for serving as such officer(s) during the 12 months preceding the commencement of such action, suit or proceeding, or (iii) in a case where the Covered Person is only an officer of the corporation or any of its subsidiaries, five percent of the aggregate cash consideration paid to the Covered Person for serving as such officer(s) during the 12 months preceding the commencement of such action, suit or proceeding. The corporation shall contribute to the payment of losses covered hereby to the extent not payable by the Covered Person pursuant to the contribution provisions set forth in the preceding sentence.

25. INTERESTS OF DIRECTORS. In case the corporation enters into contracts or transacts business with one or more of its directors, or with any firm of which one or more of its directors are members or with any other corporation, limited liability company, partnership, association, or other similar form of business entity of which one or more of its directors are members, shareholders, partners, directors or officers, such transaction or transactions shall not be invalidated or in any way affected by the fact that such director or directors have or may have interests therein which are or might be adverse to the interests of this corporation; provided that such contract or transaction is entered into in good faith and authorized or ratified on behalf of this corporation by the board of directors or by a person or persons (other than the contracting person) having authority to do so, and if the directors or other person or persons so authorizing or ratifying shall then be aware of the interest of such contracting person. In any case in which any transaction described in this section 25 is under consideration by the board of directors, the board may, upon the affirmative vote of a majority of the whole board, exclude from its presence while its deliberations with respect to such transaction are in progress any director deemed by such majority to have an interest in such transaction.

26. COMMITTEES.

(a) Executive Committee. The board of directors may, by resolution or resolutions passed by a majority of the whole board, designate an executive committee, such committee to consist of two or more directors of the corporation, which committee, to the extent provided in said resolution or resolutions, shall have and may exercise all of the authority of the board of directors in the management of the corporation.

(b) Audit Committee. The corporation shall maintain an audit committee consisting of at least three directors. No member of the audit committee shall be an employee of the corporation, and each member of the audit committee shall be independent pursuant to standards promulgated by the SEC and the New York Stock Exchange. The audit committee shall be responsible for assisting the board of directors regarding (i) the integrity of the corporation's financial statements, (ii) the corporation's compliance with legal and regulatory requirements, (iii) the independent auditor's qualifications and independence, and (iv) the performance of the corporation's internal audit function and independent auditor. The audit committee shall have sole responsibility for appointing, retaining, discharging or replacing the corporation's independent auditor and, following completion of the independent auditor's examination of the corporation's consolidated financial statements, review with the independent auditor and corporation management, such matters in connection with the audit as deemed necessary and desirable by the audit committee. The audit committee shall have

such additional duties, responsibilities, functions and powers as may be delegated to it by the board of directors of the corporation. The audit committee shall be empowered to retain, at the expense of the corporation, independent expert(s) if it deems this to be necessary.

(c) Other Committees. The board of directors may also, by resolution or resolutions passed by a majority of the whole board, designate other committees, with such persons, powers and duties as it deems appropriate and as are not inconsistent with law.

(d) Rules, Records, Reports and Charters. The committees may make and adopt such rules and regulations governing their proceedings as they may deem proper and which are consistent with the statutes of the State of Missouri, the Articles of Incorporation and the bylaws. Each committee that the board of directors is required to maintain pursuant to these bylaws or applicable laws, regulations, or stock exchange rules shall adopt a charter, to be approved by the board of directors and reviewed annually. In addition to the authority, duties and obligations expressly set forth in these bylaws, the committees shall have such authority, duties and obligations as shall be set forth in their respective charters, as approved by the board of directors, or otherwise delegated to them by the board of directors.

(e) Proceedings. The provisions of these bylaws with respect to meetings of the board of directors shall apply to meetings of the committees, mutatis mutandis.

(f) Vacancies. Any vacancy in a committee shall be filled by another director appointed by a majority of the board of directors.

27. COMPENSATION OF DIRECTORS AND COMMITTEE MEMBERS. By resolution duly adopted by a majority of the board of directors, directors and members shall be entitled to receive reasonable annual compensation for services rendered to the corporation as such, and a fixed sum and expenses of attendance, if any, may be allowed for attendance at each regular or special meeting of the board or committee; provided that nothing herein contained shall be construed to preclude any director or committee member from serving the corporation in any other capacity and receiving compensation therefor.

28. OFFICERS.

(a) Appointed Officers. The board of directors shall annually appoint the following officers of the corporation: a chairman of the board, president or chief executive officer, a secretary, and a treasurer. In addition, if the board desires, it may appoint a vice chairman, one or more vice presidents, assistant secretaries and/or assistant treasurers. The chairman of the board, the vice chairman of the board and the chief executive officer shall be vested with such powers, duties, and authority as the board of directors may from time to time determine and as may be set forth in these bylaws.

(b) Any two or more of such offices may be held by the same person, except the offices of chairman of the board and vice chairman of the board, chairman of the board and chief executive officer, chairman of the board and president, president and vice president, and president and secretary. Furthermore, the chairman of the board shall be independent pursuant to standards

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promulgated by the SEC and the New York Stock Exchange and shall not have served previously as an executive officer of the corporation.

(c) An appointed officer shall be deemed qualified when he or she enters upon the duties of the office to which he or she has been appointed and furnishes any bond required by the board; but the board may also require such person to provide his or her written acceptance and promise faithfully to discharge the duties of such office.

(d) Term of Office. Each appointed officer of the corporation shall hold his or her office at the pleasure of the board and until his or her successor shall have been duly appointed and qualified, or until he or she dies, resigns or is removed by the board, whichever first occurs.

29. REMOVAL. Any officer or agent appointed by the board of directors, and any employee, may be removed or discharged by the board whenever in its judgment the best interests of the corporation would be served thereby, but such removal shall be without a prejudice to the contract rights, if any, of the person so removed.

30. THE CHAIRMAN OF THE BOARD, THE VICE CHAIRMAN OF THE BOARD, THE CHIEF EXECUTIVE OFFICER AND THE PRESIDENT.

(a) The president may be appointed by the board of directors to be the chief executive officer of the corporation, or the board of directors may appoint a chief executive officer who is not the president, and the chief executive officer shall have general and active management of the business of the corporation and shall carry into effect all directions and resolutions of the board. The chairman of the board, the vice chairman of the board, the chief executive officer and the president shall be vested with such powers, duties, and authority as the board of directors may from time to time determine and as may be set forth in these bylaws. Except as otherwise provided for in these bylaws, the chairman of the board, or in his or her absence, the chief executive officer or president, shall preside at all meetings of the shareholders of the corporation and at all meetings of the board of directors.

(b) The chairman of the board, vice chairman of the board, the chief executive officer or president may execute all bonds, notes, debentures, mortgages, and other contracts requiring a seal, under the seal of the corporation and may cause the seal to be affixed thereto, and all other instruments for and in the name of the corporation, except that if by law such instruments are required to be executed only by the president, he or she shall execute them.

(c) The chairman of the board, vice chairman of the board, chief executive officer or president, when authorized so to do by the board, may execute powers of attorney from, for, and in the name of the corporation, to such proper person or persons as he or she may deem fit, in order that thereby the business of the corporation may be furthered or action taken as may be deemed by him or her necessary or advisable in furtherance of the interests of the corporation.

(d) The chairman of the board, vice chairman of the board, chief executive officer or president, except as may be otherwise directed by the board, shall attend meetings of shareholders of other corporations to represent this corporation thereat and to vote or take action with respect to

the shares of any such corporation owned by this corporation in such manner as he or she shall deem to be for the interests of the corporation or as may be directed by the board.

(e) The chairman of the board, vice chairman of the board, chief executive officer or president shall have such other or further duties and authority as may be prescribed elsewhere in these bylaws or from time to time by the board of directors.

31. VICE PRESIDENTS. The vice presidents in the order of their seniority shall, in the absence, disability or inability to act of the chairman of the board, the vice chairman of the board, the chief executive officer and the president, perform the duties and exercise the powers of the chairman of the board, the vice chairman of the board, the chief executive officer and the president, and shall perform such other duties as the board of directors shall from time to time prescribe.

32. THE SECRETARY AND ASSISTANT SECRETARIES.

(a) The secretary shall, as requested by the board, attend all sessions of the board and except as otherwise provided for in these bylaws, all meetings of the shareholders, and shall record or cause to be recorded all votes taken and the minutes of all proceedings in a minute book of the corporation to be kept for that purpose. He or she shall perform like duties for the executive and other standing committees when requested by the board or such committee to do so.

(b) The secretary shall have the principal responsibility to give, or cause to be given, notice of all meetings of the shareholders and of the board of directors, but this shall not lessen the authority of others to give such notice as is authorized elsewhere in these bylaws.

(c) The secretary shall see that all books, records, lists and information, or duplicates, required to be maintained at the registered or home office of the corporation in Missouri, or elsewhere, are so maintained.

(d) The secretary shall keep in safe custody the seal of the corporation, and when duly authorized to do so shall affix the same to any instrument requiring it, and when so affixed, he or she shall attest the same by his or her signature.

(e) The secretary shall perform such other duties and have such other authority as may be prescribed elsewhere in these bylaws or from time to time by the board of directors, the chairman of the board, chief executive officer or the president, under whose direct supervision he or she shall be.

(f) The secretary shall have the general duties, powers and responsibilities of a secretary of a corporation.

(g) The assistant secretaries, in the order of their seniority, in the absence, disability or inability to act of the secretary, shall perform the duties and exercise the powers of the secretary, and shall perform such other duties as the board may from time to time prescribe.

33. THE TREASURER AND ASSISTANT TREASURERS.

(a) The treasurer shall have the responsibility for the safekeeping of the funds and securities of the corporation, and shall deposit or cause to be deposited all monies and other valuable effects in the name and to the credit of the corporation in such depositories as may be designated by the board of directors.

(b) The treasurer shall disburse, or permit to be disbursed, the funds of the corporation as may be ordered, or authorized generally, by the board, and shall render to the chief executive officers of the corporation and the directors whenever they may require it, an account of all transactions as treasurer and of those under his or her jurisdiction, and of the financial condition of the corporation.

(c) The treasurer shall perform such other duties and shall have such other responsibility and authority as may be prescribed elsewhere in these bylaws or from time to time by the board of directors.

(d) The treasurer shall have the general duties, powers and responsibility of a treasurer of a corporation.

(e) The assistant treasurers, in the order of their seniority, shall, in the absence, disability or inability to act of the treasurer, perform the duties and exercise the powers of the treasurer, and shall perform such other duties as the board of directors shall from time to time prescribe.

34. DUTIES OF OFFICERS MAY BE DELEGATED. If any officer of the corporation be absent or unable to act, or for any other reason that the board may deem sufficient, the board may delegate, for the time being, some or all of the functions, duties, powers and responsibilities of any officer to any other officer, or to any other agent or employee of the corporation or other responsible person, provided a majority of the whole board concurs therein.

SHARES OF STOCK

35. CERTIFICATES OF STOCK. The certificates for shares of stock of the corporation shall be numbered, shall be in such form as may be prescribed by the board of directors in conformity with law, and shall be entered into the stock books of the corporation as they are issued, and such entries shall show the name and address of the person, firm, partnership, corporation or association to whom each certificate is issued; provided that the corporation may, at its option, issue shares of stock which shall be uncertificated shares and not evidenced by certificates. Each certificate shall have printed, typed or written thereon the name of the person, firm, partnership, corporation or association to whom it is issued, and number of shares represented thereby and shall be signed by the president or a vice president, and the treasurer or an assistant treasurer or the secretary or an assistant secretary of the corporation, and sealed with the seal of the corporation, which seal may be facsimile, engraved or printed. If the corporation has a registrar, a transfer agent, or a transfer clerk who actually signs such certificates, the signatures of any of the other officers above mentioned may be facsimile, engraved or printed. In case any such officer who has signed or whose facsimile signature has been placed upon any such certificate shall have ceased to be such officer before such certificate is issued, such certificate may nevertheless be issued by the corporation with the same

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effect as if such officer were an officer at the date of its issue. Every holder of uncertificated shares is entitled to receive a statement of holdings as evidence of share ownership. Upon the request of any holder of uncertificated shares, the corporation shall also furnish such information as is required under Missouri law.

36. TRANSFERS OF SHARES, TRANSFER AGENT, REGISTRAR. Transfers of shares of stock shall be made on the books of the corporation only by the person named in the stock certificate or by his or her attorney lawfully constituted in writing, and upon surrender of the certificate therefor. The stock record books and other transfer records shall be in the possession of the secretary or of a transfer agent or clerk of the corporation. The corporation may from time to time appoint a transfer agent and if desired a registrar, under such arrangements and upon such terms and conditions as the corporation deems advisable; but until and unless the corporation appoints some other person, firm, or corporation as its transfer agent (and upon the revocation of any such appointment, thereafter until a new appointment is similarly made) the secretary shall be the transfer agent or clerk of the corporation, without the necessity of any formal action of the board of directors and the secretary shall perform all of the duties thereof.

37. LOST CERTIFICATE. In the case of the loss or destruction of any outstanding certificate for shares of stock of the corporation, the corporation may issue a duplicate certificate (plainly marked "duplicate"), in its place, provided the registered owner thereof or his legal representatives furnish due proof of loss thereof by affidavit, and (if required by the board of directors, in its discretion) furnish a bond in such amount and form and with such surety as may be prescribed by the board. In addition, the board of directors may make any other requirements which it deems advisable.

38. CLOSING OF TRANSFER BOOKS. The board of directors shall have power to close the stock transfer books of the corporation for a period not exceeding seventy days preceding the date of any meeting of the shareholders, or the date for payment of any dividend, or the date for the allotment of rights, or any effective date or change or conversion or exchange of capital stock; provided, however, that in lieu of closing the stock transfer books as aforesaid, the board of directors may fix in advance a date, not exceeding seventy days preceding the effective date of any of the above enumerated transactions, as a record date; and in either case such shareholders and only such shareholders as shall be shareholders of record on the date of closing the transfer books, or on the record date so fixed, shall be entitled to receive notice of any such transaction or to participate in any such transactions notwithstanding any transfer of any share on the books of the corporation after the date of closing the transfer books or such record date so fixed.

GENERAL

39. DIVIDENDS. Dividends upon the shares of stock of the corporation, subject to any applicable provisions of the Articles of Incorporation and of any applicable laws or statutes, may be declared by the board of directors at any regular or special meeting. Dividends may be paid in cash, in property, or in shares of its stock and to the extent and in the manner provided by law.

40. CREATION OF RESERVES. Before the payment of any dividends, there may be set aside out of any funds of the corporation available for dividends such sum or sums as the board of

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directors from time to time, in their absolute discretion, think proper as a reserve fund or funds, to meet contingencies, or for equalizing dividends, or for repairing, or maintaining any property of the corporation, or for such other purposes as the board of directors shall think conducive to the interests of the corporation, and the board of directors may abolish any such reserve in the manner in which it was created.

41. FIXING OF CAPITAL, TRANSFERS OF SURPLUS. Except as may be specifically otherwise provided in the Articles of Incorporation, the board of directors is expressly empowered to exercise all authority conferred upon it or the corporation by any law or statute, and in conformity therewith, relative to:

(a) The determination of what part of the consideration received for shares of the corporation shall be capital;

(b) Increasing or reducing capital;

(c) Transferring surplus to capital or capital to surplus;

(d) Allocating capital to shares of a particular class of stock;

(e) The consideration to be received by the corporation for its shares; and

(f) All similar or related matters;

provided that any concurrent action or consent by or of the corporation and its shareholders required to be taken or given pursuant to law, shall be duly taken or given in connection therewith.

42. CHECKS, NOTES AND MORTGAGES. All checks, drafts, or other instruments for the payment, disbursement, or transfer of monies or funds of the corporation may be signed in its behalf by the treasurer of the corporation, unless otherwise provided by the board of directors. All notes of the corporation and any mortgages or other forms of security given to secure the payment of the same may be signed by the president who may cause to be affixed the corporate seal attested by the secretary or assistant secretary. The board of directors by resolution adopted by a majority of the whole board from time to time may authorize any officer or officers or other responsible person or persons to execute any of the foregoing instruments for and in behalf of the corporation.

43. FISCAL YEAR. The board of directors may fix and from time to time change the fiscal year of the corporation. In the absence of action by the board of directors, the fiscal year shall end each year on the same date which the officers of the corporation elect for the close of its first fiscal period.

44. TRANSACTIONS WITH RELATED PERSONS. The affirmative vote of at least a majority of the outstanding shares of the corporation entitled to vote on the matter and represented in person or by proxy at a meeting at which a quorum is present, unless a greater approval requirement is required by law, shall be required for the approval or authorization of any business transaction with a related person as set forth in the Articles of Incorporation in the manner provided therein.

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45. DIRECTOR'S DUTIES; CONSIDERATION OF TENDER OFFERS. The board of directors shall have broad discretion and authority in considering and evaluating tender offers for the stock of this corporation. Directors shall not be liable for breach of their fiduciary duty to the shareholders merely because the board votes to accept an offer that is not the highest price per share, provided, that the directors act in good faith in considering collateral nonprice factors and the impact on constituencies other than the shareholders (i.e., effect on employees, corporate existence, corporate creditors, the community, etc.) and do not act in willful disregard of their duties to the shareholders or with a purpose, direct or indirect, to perpetuate themselves in office as directors of the corporation.

46. AMENDMENT OF BYLAWS.

(a) By Directors. The board of directors may make, alter, amend, change, add to or repeal these bylaws, or any provision thereof, at any time.

(b) By Shareholders. These bylaws may be amended, modified, altered, or repealed by the shareholders, in whole or in part, only at the annual meeting of shareholders or at the special meeting of shareholders called for such purpose, only upon the affirmative vote of the holders of at least a majority of the outstanding shares of stock of this corporation entitled to vote generally in the election of directors and represented in person or by proxy at a meeting at which a quorum is present.